As filed with the Securities and Exchange Commission on May 4, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Transportation Technologies Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	25-3535407
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

980 North Michigan Avenue, Suite 1000

Chicago, Illinois 60611
Telephone: (312) 280-8844
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Donald C. Mueller

Chief Financial Officer
Transportation Technologies Industries, Inc.
980 North Michigan Avenue, Suite 1000
Chicago, Illinois 60611
Telephone: (312) 280-8844
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Roger Meltzer, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Facsimile: (212) 269-5420	Christopher D. Lueking, Esq. Latham & Watkins LLP Sears Tower, Suite 5800 233 South Wacker Drive Chicago, Illinois 60606 Telephone: (312) 876-7700 Facsimile: (312) 993-9767

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate
Securities to be Registered	Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $0.01 per share	$150,000,000.00	$19,005.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

[Subject to Completion, dated                         , 2004]

PROSPECTUS

                Shares

Common Stock

          We are offering                      shares of our common stock in this initial public offering. No public market currently exists for our common stock.

      We intend to list our common stock on the Nasdaq National Market under the symbol “TTII”. We anticipate that the initial public offering price will be between $          and $           per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Transportation Technologies Industries, Inc. (before expenses)	$	$

      We have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS	UBS INVESTMENT BANK

CREDIT SUISSE FIRST BOSTON

                        , 2004

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If any person provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted.

      The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to the offering and the distribution of this prospectus applicable to that jurisdiction.

      Some of the market data and forecasts in this prospectus are based on independent industry sources, including America’s Commercial Transportation Publications, a leading research firm in the truck industry. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic assumptions relied upon in preparing any forecasts.

      Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      The following summary contains basic information about the offering. It likely does not contain all of the information that is important to you. For a more complete understanding of the offering, we encourage you to read this entire document and the documents to which we have referred you. The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes to the financial statements) appearing elsewhere in this prospectus. For a discussion of certain factors to be considered in connection with an investment decision, see “Risk Factors.”

      Unless otherwise indicated or the context otherwise requires, the terms “Company,” “we,” “us,” “our” and “TTI” refer to Transportation Technologies Industries, Inc. and its subsidiaries. When we describe information on a “pro forma” basis, we are giving effect to the December 2003 consummation of the issuance of our Series E Preferred Stock in exchange for a portion of our existing senior subordinated notes, the issuance of our Series C Preferred Stock and Series D Preferred Stock, the amendment of our Series A Preferred Stock and related transactions and to the March 2004 entry into and borrowings under our senior credit facilities and the use of proceeds thereof. When we describe information on a “pro forma as adjusted” basis, we are giving effect to the offering and the use of proceeds thereof as described under “Use of Proceeds” and concurrent transactions, as well as to the proposed exchange of our existing senior subordinated notes for new senior subordinated notes. See “Pro Forma as Adjusted Consolidated Financial Data.”

OUR COMPANY

      We are one of the largest North American manufacturers of truck components for the heavy- and medium-duty truck industries, including the bus and specialty vehicle markets. We primarily serve the North American Class 8 truck market and, to a lesser extent, the Class 5-7 truck market and other industrial markets. We sell a significant amount of our products in the aftermarket, a stable, recurring and higher margin portion of our business that accounted for 28% of our net sales in 2003. We sell our products to substantially all of the Class 8 original equipment manufacturers, or OEMs, which include (1) PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, (2) Freightliner LLC, with its Freightliner, Sterling and Western Star brand trucks, (3) Navistar International Corporation, or International, with its International brand trucks, and (4) Volvo Truck Corporation, or Volvo/ Mack, with its Volvo and Mack brand trucks. We believe that our reputation for design, quality, customer service, timely delivery and advanced manufacturing capabilities has helped us to develop strong, longstanding relationships with the leading OEMs in the industry, and we remain committed to continuing to build and grow these relationships.

      Our strategy of focusing on the truck components industry has enabled us to grow into one of the leading truck components manufacturers in North America and to develop TTI as a trusted name for quality and service. We design, manufacture and market one of the broadest portfolios of truck components in the industry. Our products include wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other truck components. We believe that substantially all Class 8 truck models manufactured in North America contain one or more TTI components. We also manufacture products for various industrial end-markets, including industrial components and farm implements. Our products are marketed under what we believe are some of the most recognized brand names in the industry, including Gunite, Imperial, Bostrom, Fabco and Brillion. Our product portfolio is supported by a centralized sales and marketing department and is manufactured in twelve strategically located facilities across the United States.

      The following table provides a summary of our key products and brands:

Product category	2003 net sales	Principal product lines	Brand

	(dollars in millions)
Wheel-end components and assemblies	$198.6	Brake drums, disc wheel hubs, spoke wheels, disc brake rotors and automatic slack adjusters	Gunite
Truck body and chassis parts	88.6	Bumpers, fuel tanks, bus components and chassis assemblies, battery boxes and toolboxes, front-end crossmembers, muffler assemblies, crown assemblies and components	Imperial
Seating assemblies	43.9	Air suspension and static seating assemblies: high-back, mid-back, low-back, three-man and two-man bench seats, school bus, transit bus and mechanical seats	Bostrom
Other truck components	29.9	Fabco: steerable drive axles and gear boxes Brillion: flywheels, transmission and engine-related housings and chassis brackets	Fabco and Brillion
Industrial components and farm implements	79.0	Industrial components: flywheels, pump housings, small engine components and other industrial components Farm implements: pulverizers, seeders, mulchers, deep tillers, grass feeders and cultivators	Brillion

Total 2003 net sales	$440.0

      Our net sales, Adjusted EBITDA (as defined) and net income were $470.0 million, $51.5 million and $3.0 million, respectively, for the twelve months ended March 31, 2004. On a pro forma as adjusted basis, our net sales, Adjusted EBITDA and net income were $470.0 million, $52.9 million and $22.7 million, respectively, for the twelve months ended March 31, 2004. See note (j) to “—Summary Historical and Pro Forma as Adjusted Consolidated Financial and Other Data” for the definition of Adjusted EBITDA and its reconciliation to net income. See also “Pro Forma as Adjusted Consolidated Financial Data.”

OUR INDUSTRY

      We compete in the North American truck components industry and primarily serve the Class 8 truck market and, to a lesser extent, the Class 5-7 truck market and other industrial markets. We sell our products primarily to truck OEMs (51% of 2003 net sales) and the related aftermarket (28% of 2003 net sales), with the remainder of our sales made to customers in industrial markets. The heavy-duty truck components industry is characterized by relatively low production volumes as well as considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time, or JIT, delivery requirements to meet OEM volume demand and (5) strong name-brand recognition. Foreign competition is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspect of many of our products, the need to be responsive to order changes on short notice and the small labor component to most products.

      The relationship between suppliers and OEMs in the industry generally tends to be close, cooperative and long-term in nature, requiring a substantial investment of time and resources by both parties. In many cases, a supplier’s components are made “standard” equipment on an OEM’s product line, further solidifying the relationship. Once a component is chosen as standard on a line of trucks, any truck ordered in that line will come with the standard component unless the end user specifically requests a different product, which generally results in the payment of an additional charge by the end user to the OEM. As a result, the selection of a product as standard on a line of trucks will generally create a steady demand for that product, both in the OEM market and in the aftermarket.

      According to America’s Commercial Transportation Publications, or ACT, four companies represented approximately 99% of North American Class 8 truck production in 2003. The percentages of Class 8 production represented by Freightliner, PACCAR, Volvo/ Mack and International were 39%, 25%, 19% and 16%, respectively. The following chart illustrates historical North American Class 8 truck production as well as forecasts from ACT:

North American Class 8 Truck Production

(number of trucks in thousands)

“E”—Estimated

Source:	ACT Research (February and April 2004).

      After a period of decline and sustained low levels of production from 2000 to 2003, due primarily to the recessionary economic environment, the North American Class 8 truck market began to rebound in the first quarter of 2004. According to ACT, unit production for 2004 is estimated to increase approximately 36.4% over 2003 levels to 241,089 units. According to the same source, truck unit production is expected to continue to increase from 2003 through 2008 to 350,914 units at a compound annual growth rate of 14.7%. We believe that this projected increase is due to factors including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks and (3) the growing need to replace aging truck fleets.

      Evidence of the initiation of this trend can be seen in North American Class 8 truck orders in the first quarter of 2004. According to ACT, monthly truck order rates began increasing significantly in December 2003 and have continued to do so since. North American Class 8 net truck orders for the first quarter of 2004 were 96,318 units, up 113.3% from 45,151 units ordered in the first quarter of the prior year. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand.

      The following table illustrates North American Class 8 truck orders for the first quarter of 2004 compared to the first quarter of 2003:

North American Class 8 Truck Orders

(units in thousands)

Sources:	ACT Research—Monthly Market Indicators (April 2004); ACT Research—Truck, Bus and RV Industry Management Statistics (April 2004).

OUR COMPETITIVE STRENGTHS

      By capitalizing on our strengths, we have grown into one of North America’s largest manufacturers of components for the heavy- and medium-duty truck industries, including the bus and specialty vehicle markets. These strengths include:

•	Leading and Sustainable Market Positions. We believe that substantially all Class 8 truck models manufactured in North America contain one or more TTI components. We believe that we have a number one or number two market position in North America for many of our product lines, which include some of the most recognized brand names in the industry for quality and performance. We are also often the sole-source supplier to our major customers. Our North American number one or number two market positions in 2003 are as follows:

Market
Product	Brand	Position

Brake drums	Gunite	#1
Disc wheel hubs	Gunite	#1
Spoke wheels	Gunite	#1
Metal grill and crown assemblies	Imperial	#1
Chrome plating and polishing	Imperial	#1
Bumpers	Imperial	#2
Fuel tanks	Imperial	#2
Seating assemblies	Bostrom	#2

•	Diverse Product Mix. We offer a broad array of products and services to the heavy- and medium-duty truck industries, resulting in a diverse product mix. We believe that our substantial product breadth provides us with a competitive advantage because it allows us to meet more of our customers’ demands as they increasingly seek to outsource and streamline their supplier base. Our diverse product mix allows us to access various end-markets, including heavy- and medium-duty truck (including bus and specialty vehicle), as well as truck aftermarket, agriculture, construction and lawn and garden.

•	Strong Customer Relationships. Our focus on providing high-quality products across our broad platform has enabled us to develop longstanding relationships with our customer base. Our centralized sales and marketing department enables us to provide our customers with the valued convenience of “one-stop shopping” for our entire product portfolio. Our reputation for design, quality, customer service, timely delivery and advanced manufacturing capabilities has positioned us well with leading truck OEMs such as PACCAR, Freightliner, International and Volvo/ Mack. We provide standard content to a majority of truck platforms at each of our major customers.

•	Favorable Cost Structure; Improvements in Efficiency and Capacity. We believe that we have a highly competitive cost structure compared with our competitors. Over the past several years, we have reduced our fixed costs and have increased our operating efficiencies, resulting in a low fixed-cost structure that we believe will help maximize our profitability through the projected growth in truck demand through 2008 with minimal incremental capital investment and incremental fixed overhead. We have streamlined operations through reduced headcount, the addition of more efficient manufacturing capabilities and the consolidation and integration of some of our manufacturing plants. We believe these efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks.

•	Significant and Growing Aftermarket Presence. The aftermarket represents a stable, recurring and higher margin portion of our business. Our aftermarket sales grew at a compound annual growth rate of 8.9% from 1999 to 2003 and continued to grow through the first quarter of 2004. We believe that our increased penetration is a direct result of our focus on the aftermarket, including a dedicated field sales force and the growing number of our products that have achieved standard status at our major OEM customers, which together have led to the increased use of our replacement parts.

•	Experienced Management Team. Our senior management team is highly experienced, having spent an average of more than 25 years in heavy manufacturing, including the Class 8 truck market. This team was instrumental in founding and building our company through sourcing and integrating key acquisitions. Additionally, our management team has had success in growing the business, improving operations and strengthening customer relationships under various economic conditions.

OUR STRATEGY

      We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented since 1999, will enable us to benefit significantly from the anticipated growth in the North American Class 8 truck market through increased sales and profitability. Despite a 47% decrease in Class 8 trucks built in 2003 compared to 1999, we estimate that we generated Class 8 OEM net sales of $899 per Class 8 truck built in 2003 as compared to $759 in the last truck production peak in 1999, an 18% increase. Specifically, key investments in our operations and increased capacity, in addition to reduced headcount, improvement in manufacturing efficiencies and consolidation of manufacturing facilities, have strengthened our business platform. Accordingly, we believe that as truck build rates increase, we are well positioned to generate profits and margins that will compare favorably to those achieved at similar build rates during the last industry growth period. We are committed to executing this strategy and continuing our efforts to build a sustainable business platform in our industry through the following initiatives:

•	Enhance Market Position through Cross-Selling. We believe that by cross-selling the products offered under each of our brand names as part of our “one-stop shopping” strategy, we have an opportunity to increase our market position in the heavy- and medium-duty truck components industries. As a result of our broad product offering and our centralized sales and marketing department, OEMs are able to purchase all of our products through one primary company contact, allowing us to build even stronger relationships with our customers. We believe that this strategy has contributed to the increase in our overall OEM market share since 1999.

•	Increase Products under Standard Supplier Arrangements. We provide standard content to a majority of truck platforms at each of PACCAR, Freightliner, International and Volvo/ Mack. We continue to focus on these relationships in order to become the standard supplier for additional truck platforms, thereby allowing us to generate incremental business with each of the major OEMs. Due to increased OEM outsourcing and the current fragmentation of the truck components industry, we believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier. We also expect that an increase in our standard supplier positions will contribute to the continued growth of our aftermarket business.

•	Enhance Profitability through Operating Efficiencies. We intend to build on the success of our past cost improvement initiatives. We continue to identify opportunities to enhance our operating performance and improve profitability. These opportunities include a continued focus on manufacturing efficiencies and the implementation of lean Six Sigma manufacturing principles, as well as various sourcing initiatives to control material costs.

•	Focus on Product Innovation. We have a track record of developing product innovations that have translated into increased sales and market share for our company. Our close relationships with Class 8 OEMs provide us with the opportunity to work closely with them in their design and engineering processes, enabling us to secure additional business by responding to OEM requests and initiating product improvements and design solutions.

•	Expand Truck Aftermarket Penetration. Our success in growing our aftermarket business has led to a large installed base for our products and increased use of our replacement parts. We intend to continue our focus on increasing aftermarket penetration. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production due to the record number of trucks produced in the past decade and our leading OEM market share.

•	Disciplined Growth through Acquisitions. We intend to continue to expand our portfolio of products through select strategic acquisitions in the industry. We believe that we are well positioned to pursue and integrate acquisitions in the truck components industry. Increasing our size and scale, along with continuing to strengthen our product portfolio, should enable us to further penetrate existing customers and enhance our position as a “one-stop” supplier to OEMs.

OUR HISTORY AND CORPORATE INFORMATION

      We were founded as Johnstown America Industries, Inc. in 1991 with the purchase of Bethlehem Steel Corporation’s freight car manufacturing operations. After an initial public offering in July 1993, we continued to grow and transform our business through a series of acquisitions in the truck components industry completed between 1995 and 1999. Following the sale of our freight car operations in June 1999, we officially changed our name to Transportation Technologies Industries, Inc. In March 2000, we were acquired in a going-private transaction by an investor group led by our management and Trimaran Capital Partners, L.L.C.

      Our principal executive offices are located at 980 North Michigan Avenue, Suite 1000, Chicago, IL 60611. Our telephone number is (312) 280-8844 and our website is located at www.tti-inc.com. The information on our website is not a part of this prospectus.

OUR SPONSORS

Trimaran Capital Partners

      Trimaran Capital Partners is a private asset management firm headquartered in New York, with assets under management in excess of $3.8 billion. Through its affiliated entity, Trimaran Fund Management, L.L.C., Trimaran is the investment manager to Trimaran Fund II, a $1.0 billion private equity fund dedicated to leveraged buyouts, recapitalizations and growth capital investments in middle-market companies throughout the United States and Western Europe. Since 1995, Trimaran has invested in more than 60 portfolio companies. In addition,

Trimaran, through its affiliated entity, Trimaran Advisors, L.L.C., formerly Caravelle Advisors, L.L.C., manages a portfolio of bank loans, high yield securities and special situation investments. Caravelle Investment Fund, L.L.C., a fund managed by Trimaran Advisors, is also an investor in our company.

Albion Alliance

      Albion Alliance, formed in 1996, is an affiliate of Alliance Capital, a leading global investment management firm. Albion currently manages over $1.2 billion of committed capital, including $487 million of private debt and equity investments which focus primarily on mid-sized companies in the United States. Albion makes direct investments in companies principally through two mezzanine funds.

OUR TRADEMARKS, COPYRIGHTS AND PATENTS

      We own or have rights to various trademarks, copyrights and patents used in our business. These include BOSTROM®, C-SERIES®, DUCTILITETM, GUNITE®, LIBERTY®, LIBERTY I BOSTROM®, VIKING® and VIKING (Stylized)®. These trademarks will appear as capitalized terms elsewhere in this prospectus. This prospectus may also include trademarks, service marks and trade names of other companies.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We will use the proceeds of the offering to redeem all of our outstanding Series E Preferred Stock, repay a portion of our second lien senior secured credit facility and pay related fees and expenses. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“TTII”

      The calculation of shares of common stock to be outstanding after this offering is based on                      shares of our common stock outstanding on March 31, 2004 and assumes:

•	the underwriters do not exercise their over-allotment option;

•	the 100,000-for-one reverse split of our common stock that will occur immediately prior to the consummation of this offering; and

•	the exchange of our Series A Preferred Stock for shares of our common stock, our Series C Preferred Stock for shares of our common stock and our Series D Preferred Stock for shares of our common stock to occur concurrently with this offering.

      The number of outstanding shares of common stock calculated above excludes                      shares of common stock issuable upon exercise of outstanding stock options and warrants.

SUMMARY HISTORICAL AND PRO FORMA

AS ADJUSTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The summary historical consolidated financial and other data set forth below for the five years ended December 31, 2003 have been derived from our consolidated financial statements. Our consolidated balance sheets as of December 31, 2002 and 2003 and our statements of operations, cash flows and shareholders’ equity and other comprehensive loss for the three years in the period ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, and our consolidated financial statements for the two years ended December 31, 2000 have been audited by Arthur Andersen LLP, independent auditors. The consolidated financial data reflect our freight car operations, which we sold in June 1999, as a discontinued operation. The data for the periods presented are not necessarily comparable due to acquisitions made in 1999 and our recapitalization by way of a going-private transaction in March 2000.

      The summary historical consolidated financial and other data set forth below for the three months ended March 31, 2003 and 2004 have been derived from our unaudited interim consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair presentation of our results for such periods. The summary historical consolidated financial and other data set forth below for the twelve months ended March 31, 2004 have been derived by adding historical financial data for the year ended December 31, 2003 to historical financial data for the three months ended March 31, 2004 and subtracting historical financial data for the three months ended March 31, 2003 included in this prospectus. We present data for the twelve months ended March 31, 2004 because it indicates the recent increase in truck build rates and its effect on our business. The results of operations for the interim periods and twelve-month period are not necessarily indicative of the results that may be expected for any other interim period or a full year.

      You should read the following summary historical consolidated financial and other data together with the historical financial statements and the notes thereto and other financial information included elsewhere in this prospectus, including “Capitalization,” “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      The summary pro forma as adjusted consolidated financial and other data for the twelve months ended March 31, 2004 are derived from and should be read in conjunction with “Pro Forma as Adjusted Consolidated Financial Data” and the notes thereto included elsewhere in this prospectus. The pro forma as adjusted statement of operations data for this period give effect to the following transactions as if each had occurred on January 1, 2003:

•	the consummation on December 19, 2003 of the issuance of our Series E Preferred Stock in exchange for a portion of our existing senior subordinated notes, the issuance of our Series C Preferred Stock and Series D Preferred Stock, the amendment of our Series A Preferred Stock and related transactions, which we refer to as the “December 2003 transactions”;

•	the consummation on March 16, 2004 of our entry into and borrowings under our senior credit facilities and the application of the proceeds thereof, which we refer to as the “March 2004 transactions”;

•	the exchange of our existing senior subordinated notes for new senior subordinated exchange notes having an assumed interest rate of 10.0% as described under “Description of Certain Indebtedness—Existing Senior Subordinated Notes”;

•	the exchange of our Series A Preferred Stock for shares of our common stock, the exchange of our Series C Preferred Stock for shares of our common stock and the exchange of our Series D Preferred Stock for shares of our common stock, in each case concurrently with the consummation of the offering; and

•	the sale of shares of our common stock in the offering at an assumed initial public offering price of $ and the application of the net proceeds from the offering as described under “Use of Proceeds.”

      The pro forma as adjusted balance sheet data as of March 31, 2004 give effect to the transactions described above (other than the December 2003 transactions and the March 2004 transactions) as if each had occurred on March 31, 2004.

      The summary pro forma as adjusted consolidated financial and other data are presented for illustrative purposes only and are not necessarily indicative of our results of operations or our financial position had the offering been completed, nor are they intended to project our financial position or results of operations for any future period.

SUMMARY HISTORICAL AND PRO FORMA AS ADJUSTED

CONSOLIDATED FINANCIAL AND OTHER DATA

									Pro forma
									as
	Historical								adjusted

								Twelve	Twelve
						Three months ended		months	months
	Year ended December 31,					March 31,		ended	ended
								March 31,	March 31,
	1999(a)	2000(b)	2001	2002	2003	2003	2004	2004	2004(c)

	(dollars in thousands except per share data)
Statement of Operations Data:
Net sales	$545,334	$522,577	$391,401	$411,598	$440,009	$104,756	$134,780	$470,033	$470,033
Cost of sales	434,385	438,876	330,873	340,103	368,931	87,787	113,483	394,627	394,627

Gross profit	110,949	83,701	60,528	71,495	71,078	16,969	21,297	75,406	75,406
Selling, general and administrative expenses	54,013	52,496	43,701	36,673	38,896	9,839	10,692	39,749	38,347
Net gain on disposition of property, plant and equipment(d)	—	—	—	—	(2,600)	—	—	(2,600)	(2,600)
Reduction in estimated environmental remediation liability(e)	—	—	—	—	(6,636)	—	—	(6,636)	(6,636)
Restructuring costs(f)	—	643	19,573	—	—	—	—	—	—

Operating income (loss)	56,936	30,562	(2,746)	34,822	41,418	7,130	10,605	44,893	46,295
Interest expense	26,610	42,582	45,640	42,306	40,362	10,563	8,089	37,888	21,323
Other (income) expense, net(g)	2,832	29,918	(3,208)	(92)	(8,693)	(382)	6,548	(1,763)	(10,114)
Income tax expense (benefit)	12,763	(11,597)	(15,152)	(1,679)	6,248	(1,153)	(1,586)	5,815	12,422

Net income (loss) from continuing operations before cumulative effect of accounting change	14,731	(30,341)	(30,026)	(5,713)	3,501	(1,898)	(2,446)	2,953	22,664
Cumulative effect of accounting change, net of income taxes(h)	—	—	—	3,794	—	—	—	—	—

Net income (loss) from continuing operations	14,731	(30,341)	(30,026)	(9,507)	3,501	(1,898)	(2,446)	2,953	22,664
Discontinued operations, net of income taxes(i)	52,545	—	—	—	—	—	—	—	—

Net income (loss) before preferred dividends	67,276	(30,341)	(30,026)	(9,507)	3,501	(1,898)	(2,446)	2,953	22,664
Preferred dividends	—	9,662	$13,393	15,267	17,769	4,142	7,322	20,949	—

Net income (loss) available for common stockholders	$67,276	$(40,003)	$(43,419)	$(24,774)	$(14,268)	$(6,040)	$(9,768)	$(17,996)	$22,664

Earnings Per Share Data:
Basic earnings per share available to common shareholders:
Net income (loss) available to common shareholders	$6.69	$(12.96)	$(20.66)	$(10.87)	$(5.48)	$(2.43)	$(3.65)	$(6.79)
Basic weighted average shares outstanding (in thousands)	10,063	3,086	2,102	2,280	2,605	2,488	2,674	2,651
Diluted earnings per share available to common shareholders:
Net income (loss) available to common shareholders	$6.50	$(12.86)	$(20.66)	$(10.87)	$(5.48)	$(2.43)	$(3.65)	$(6.79)
Basic weighted average shares outstanding (in thousands)	10,348	3,111	2,102	2,280	2,605	2,488	2,674	2,651
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	332,587	252,006	145,978	181,199	176,774	35,977	52,680	193,477	193,477
Adjusted EBITDA(j)	$79,168	$60,942	$41,881	$50,340	$48,138	$11,183	$14,587	$51,542	$52,944
Depreciation and amortization	22,232	25,600	25,054	15,518	15,546	4,053	3,702	15,195	15,195
Capital expenditures	16,447	18,773	5,514	9,481	15,044	5,450	1,079	15,044	15,044
Balance Sheet Data (at period end):
Cash and cash equivalents	$8,799	$4,352	$16,279	$14,085	$—	$3,124	$—	$—	$—
Total assets	535,381	519,562	463,649	450,543	450,744	455,250	472,179	472,179	475,972
Total liabilities	352,706	505,066	467,977	475,918	430,975	481,994	454,856	454,856	399,335
Total debt(k)	204,366	367,929	350,303	347,836	309,129	348,873	321,777	321,777	266,657
Total shareholders’ equity	182,675	14,496	(4,329)	(25,375)	(19,769)	(26,744)	17,323	17,323	76,637

(a)	Results of operations for 1999 include the results of Imperial Group L.P., Clark Engineering and Manufacturing, Inc., BMC of Virginia, Inc. and EMI Company from their respective acquisition dates. Net sales and operating income on a pro forma basis, as if these acquisitions occurred on January 1, 1999, would have been higher by $68.5 million and $6.7 million, respectively.

(b)	In March 2000, our company was recapitalized in a transaction in which approximately 88% of the fully diluted shares of our common stock were converted into the right to receive $21.50 per share in cash. In connection with this recapitalization, we entered into new debt financing arrangements.

(c)	Amounts were compiled from the results for the year ended December 31, 2003, less the unaudited results for the three months ended March 31, 2003, plus the unaudited results for the three months ended March 31, 2004 financial data. We present data for the twelve months ended March 31, 2004 because it indicates the recent increase in the truck build rates and its effect on our business.

(d)	Primarily represents a gain resulting from the sale of our Emeryville, California plant. See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(e)	Represents a decrease in estimated environmental remediation liabilities. See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.

(f)	In 2000, we recorded $0.6 million of restructuring costs related to the closure of our Fort Worth, Texas plating facility. In 2001, we recorded $19.6 million of restructuring costs, which included $18.9 million of non-cash fixed asset impairment charges and $0.7 million of employee separation expenses. The costs related primarily to the closure of our Erie, Pennsylvania iron casting and machining operation.

(g)	See footnote (j) for further description of other (income) expense, net.

(h)	During 2002, as a result of our adoption of Statement of Financial Accounting Standards No. 142, or SFAS 142, we recorded a transitional goodwill impairment charge net of tax of $3.8 million. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

(i)	Represents income of $22.7 million, net of taxes, from our discontinued freight car manufacturing operations, and a gain of $29.8 million, net of taxes, from the sale of such operations.

(j)	“Adjusted EBITDA” is a non-GAAP financial measure and is defined as net income (loss) plus (1) depreciation and amortization, (2) interest expense, (3) income taxes, (4) other items included under the caption “Other (income) expense” as more fully described in the accompanying reconciliation of Adjusted EBITDA to net income (loss) and (5) other non-operating items. Some of the “other (income) expense” may occur in future periods, but the amounts recognized can vary significantly from period to period and do not directly relate to our ongoing operations. We rely on Adjusted EBITDA as the primary measure to review and assess the operating performance of our company and our management teams. We also review Adjusted EBITDA to compare our current operating results with corresponding periods and with other companies in the truck components industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization or other items that may not exist or do not directly affect our operating performance. You should not consider Adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with GAAP. Because Adjusted EBITDA is not a measure of financial performance under GAAP in the United States and is susceptible to varying calculations, it may differ from and not be comparable to similarly titled measures of other companies. The following are the components of Adjusted EBITDA for the five years ended

December 31, 2003, for the three months ended March 31, 2003 and 2004, for the twelve months ended March 31, 2004 and on a pro forma as adjusted basis for the twelve months ended March 31, 2004:

									Pro forma
									as
	Historical								adjusted

								Twelve	Twelve
						Three months ended		months	months
	Year ended December 31,					March 31,		ended	ended
								March 31,	March 31,
	1999	2000	2001	2002	2003	2003	2004	2004	2004

	(dollars in thousands)
Net income (loss)	$67,276	$(30,341)	$(30,026)	$(9,507)	$3,501	$(1,898)	$(2,446)	$2,953	$22,664
Depreciation and amortization	22,232	25,600	25,054	15,518	15,546	4,053	3,702	15,195	15,195
Selling, general and administrative expenses(1)	—	4,137	—	—	410	—	280	690	690
Interest expense	26,610	42,582	45,640	42,306	40,362	10,563	8,089	37,888	21,323
Income tax expense (benefit)	12,763	(11,597)	(15,152)	(1,679)	6,248	(1,153)	(1,586)	5,815	12,422
Other (income) expense:
Interest income	(1,359)	(445)	(597)	(92)	(496)	(382)	—	(114)	(114)
Transaction related expenses(2)	—	14,335	1,592	—		—	—	—
Gain on sale of rail assets(3)	—	—	(5,000)	—	(10,000)	—	—	(10,000)	(10,000)
Loss on debt extinguishment	4,191	16,028	797	—	1,803	—	6,548	8,351	—

Total	2,832	29,918	(3,208)	(92)	(8,693)	(382)	6,548	(1,763)	(10,114)
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	3,794	—	—	—	—	—
Discontinued operations, net of income taxes	(52,545)	—	—	—	—	—	—	—	—
Restructuring charge	—	643	19,573	—	—	—	—	—	—
Net gain on disposition of property, plant and equipment(4)	—	—	—	—	(2,600)	—	—	(2,600)	(2,600)
Reduction in estimated environmental remediation liability	—	—	—	—	(6,636)	—	—	(6,636)	(6,636)

Adjusted EBITDA(5)	$79,168	$60,942	$41,881	$50,340	$48,138	$11,183	$14,587	$51,542	$52,944

(1)	Selling, general and administrative expenses includes $4.1 million of non-cash compensation in 2000 relating to the recapitalization of our company (by way of a going-private transaction) in March of that year, $0.3 million for management bonuses related to the December 2003 transactions and $0.1 million and $0.3 million in 2003 and 2004, respectively, related to fees for the 2001 audit performed in connection with the offering.

(2)	Transaction-related expenses include $14.3 million related to underwriting expenses in 2000, and $1.6 million of expense related to the issuance of $10.0 million in common stock and the modification of our borrowing agreements in 2001.

(3)	We recorded gains from the sale of our residual ownership interest of our former rail car business of $5.0 million in 2001 and $10.0 million in 2003.

(4)	Primarily represents a gain resulting from the sale of our Emeryville, California plant. See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)	Historical results for the year ended December 31, 1999 include the results for Imperial Group L.P. from April 29, 1999, EMI Company from May 17, 1999, Clark Engineering and Manufacturing, Inc. from September 30, 1999 and BMC of Virginia, Inc. from October 21, 1999. Assuming these acquisitions occurred on January 1, 1999, Adjusted EBITDA in 1999 would have been higher by $9.0 million, as reconciled below:

1999 Acquisitions
(dollars in thousands)
Pre-acquisition date net income	$4,165
Depreciation and amortization	2,318
Interest, net	—
Income tax expense	2,551

Pre-acquisition date EBITDA	$9,034

(k)	Includes current maturities of long-term debt.

RISK FACTORS

      You should carefully consider the following factors, in addition to other information included in this prospectus, before investing in our common stock. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also impair our business, financial condition or results of operations. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business and Industry

          Our business is affected by the cyclical nature of the industries and markets that we serve.

      The heavy- and medium-duty truck and truck components industries, the Class 8 truck OEM market and, to a lesser extent, the Class 5-7 truck OEM market are highly cyclical. These industries and markets fluctuate in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations, consumer spending, fuel costs and our customers’ inventory levels and production rates. These industries and markets are particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by trucks. Economic downturns in the industries or markets that we serve generally result in reductions in sales of our products, which could reduce our profits and cash flows. Weakness in overall economic conditions or in the markets that we serve, or significant reductions by our customers in their inventory levels or future production rates, could result in a reduction in demand for our products and could have a material adverse effect on our business, results of operations or financial condition.

          We are dependent on sales to a small number of our major customers, and on our status as standard supplier on certain truck platforms of each of our major customers.

      Sales, including aftermarket sales, to PACCAR, Freightliner, International and Volvo/ Mack constituted approximately 22%, 13%, 13% and 10%, respectively, of our 2003 net sales. No other customer accounted for more than 5% of our net sales during this period. The loss of any significant portion of sales to any of our major customers could have a material adverse effect on our business, results of operations and financial condition.

      We are a standard supplier on a majority of truck platforms at each of our major customers, which results in recurring revenue as our standard components are installed on most trucks ordered from that platform, unless the end user specifically requests a different product, generally at an additional charge. The selection of one of our products as standard may also create a steady demand for that product in the aftermarket. We may not maintain our current standard supplier positions in the future, and may not become the standard supplier for additional truck platforms. The loss of a significant standard supplier position or a significant number of standard supplier positions with a major customer could have a material adverse effect on our business, results of operations or financial condition.

          Increased cost of raw materials, especially steel scrap and pig iron, may adversely affect our financial performance.

      Our business is subject to the risk of price increases and fluctuations and periodic delays in the delivery of raw materials that are beyond our control. Our operations require substantial amounts of steel scrap, pig iron, electricity, coke, natural gas, sheet and formed steel and aluminum, bearings, purchased components, fasteners, foam, fabrics, silicon sand, binders, sand additives, coated sand and tube steel. Fluctuations in the delivery of these materials may be driven by the supply/demand relationship for a material, factors particular to that material or governmental regulation for raw materials such as electricity and natural gas. In addition, if any of our suppliers seek bankruptcy relief or otherwise cannot continue their business as anticipated, the availability or price of raw materials could be adversely affected. Fluctuations in prices and/or availability of the raw materials used by us may affect our profitability and, as a result, have a material adverse effect on our business, results of operations or financial condition.

      Steel scrap and pig iron are major raw materials used in our business to produce our wheel-end and industrial components. Steel scrap is derived from, among other sources, junked automobiles, industrial scrap, railroad cars, agricultural and heavy machinery and demolition steel scrap from obsolete structures, containers and machines. Pig iron is a low-grade cast iron which is a product of smelting iron ore with coke and limestone in a blast furnace. The availability and price of steel scrap and pig iron are subject to market forces largely beyond our control, including North American and international demand for steel scrap and pig iron, freight costs, speculation and foreign exchange rates. Steel scrap and pig iron availability and price may also be subject to governmental regulation. We are not always able, and may not be able in the future, to pass on increases in the price of steel scrap and pig iron to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of steel scrap or pig iron may have a material adverse effect on our business, results of operations or financial condition. See “Business—Raw Materials and Suppliers.”

          We operate in highly competitive markets.

      The markets in which we operate are highly competitive. We compete with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of price, manufacturing and distribution capability, product design, product quality, product delivery and product service. Some of our competitors are companies, or divisions, units or subsidiaries of companies, that are larger and have greater financial and other resources than we do. Our products may not be able to compete successfully with the products of these other companies, divisions or units. In addition, our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements. As a result, our products may not be able to compete successfully with their products. We expect these competitive pressures in our markets to remain strong. See “Business—Competition.”

          Potential competition from foreign truck components suppliers, especially in the aftermarket, may lead to an increase in truck components imports into North America, adversely affecting our market share and negatively affecting our ability to compete.

      Foreign truck components suppliers may in the future increase their currently modest share of the markets in which we compete. Some of these foreign suppliers may be owned, controlled or subsidized by their governments, and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign truck components suppliers may be subject to less restrictive regulatory and environmental regimes that could provide them with a cost advantage relative to North American suppliers. Therefore, there is a risk that some foreign suppliers may increase their sales of truck components in North American markets despite decreasing profit margins or losses. If future trade cases do not provide relief from such potential trade practices, U.S. protective trade laws are weakened or world demand for trucks and/or truck components decreases, an increase of truck component imports into the United States may occur, which could have a material adverse effect on our business, results of operations or financial condition.

          Cost reduction and quality improvement initiatives by OEMs could have a material adverse effect on our business.

      We are primarily a components supplier to the heavy- and medium-duty truck industries, which are characterized by a small number of OEMs that are able to exert considerable pressure on components suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. Given the fragmented nature of the industry, OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset such price reductions. OEMs may also seek to save costs by relocating production to countries with lower cost structures, which could in turn lead them to purchase components from local suppliers with lower production costs. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, results of operations or financial condition.

          If we are unable to successfully integrate any future acquisitions, our profitability could be adversely affected.

      We have acquired a number of businesses in the past, and may consider acquiring businesses in the future, that expand our portfolio of products and thereby strengthen our position as a “one-stop” supplier to OEMs. Integrating any acquired business requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Furthermore, integrating an acquisition involves a number of special risks, some or all of which could have a material adverse effect on our business, results of operations and financial condition. These risks include:

•	unforeseen operating difficulties and expenditures;

•	difficulties in assimilation of acquired personnel, operations and technologies;

•	the need to manage a significantly larger and more geographically dispersed business;

•	impairment of goodwill and other intangible assets;

•	diversion of management’s attention from ongoing development of our business or other business concerns;

•	potential loss of customers;

•	failure to retain key personnel of the acquired businesses;

•	the use of substantial amounts of our available cash; and

•	the incurrence of additional indebtedness.

      We may not be able to successfully integrate businesses that we acquire in the future. Such acquisitions would not enhance our competitive position, business or financial prospects and could have a material adverse effect on our business, results of operations and financial position.

          Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

      We manufacture our products at twelve facilities and provide logistical services at six JIT sequencing facilities in the United States. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

          We may incur potential product liability, warranty and product recall costs.

      We are subject to the risk of exposure to product liability, warranty and product recall claims in the event any of our products results in property damage, personal injury or death, or does not conform to specifications. We may not be able to continue to maintain suitable and adequate insurance in excess of our self-insured amounts on acceptable terms that will provide adequate protection against potential liabilities. In addition, if any of our products prove to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our business, results of operations or financial condition.

          We may not be able to continue to meet our customers’ demands for our products and services, and may be unable to develop product innovations.

      We must continue to meet our customers’ demand for our products and services. However, we may not be successful in doing so. If our customers’ demand for our products and/or services exceeds our ability to meet that demand, we may be unable to continue to provide our customers with the products and/or services they require to meet their business needs. Factors that could result in our inability to meet customer demands include an unforeseen spike in demand for our products and/or services, a failure by one or more of our suppliers to supply us with the raw materials and other resources that we need to operate our business effectively or poor management of our company or one or more divisions or units of our company, among other factors. Our ability to provide our customers with products and services in a reliable and timely manner, in the quantity and quality desired and with a high level of customer service, may be severely diminished as a result. If this happens, we may lose some or all of our customers to one or more of our competitors, which would have a material adverse effect on our business, results of operations and financial condition.

      In addition, it is important that we continue to meet our customers’ demands for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. Developing product innovations has been and will continue to be a significant part of our strategy. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers’ demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers’ demand for product innovation.

          Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

      Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. There can be no assurance that we will be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive or that certain of our products will not, as a result, become obsolete or less attractive to our customers.

          Work stoppages or other labor issues at our facilities or at our customers’ facilities could adversely affect our operations.

      As of March 31, 2004, approximately 45% of our workforce was represented by unions. As a result, we are subject to the risk of work stoppages and other labor relations matters. Any prolonged work stoppage or strike at any one of our principal unionized facilities could have a material adverse effect on our business, results of operations and financial condition. In addition, certain of our facilities have separate agreements covering the workers at each such facility and, as a result, we have collective bargaining agreements with several different unions. These collective bargaining agreements expire at various times over the next few years, with no contract expiring before April 2005. Any failure by us to reach a new agreement upon expiration of such union contracts may have a material adverse effect on our business, results of operations or financial condition. See “Business—Employees and Labor Unions.”

      In addition, if any of our customers experiences a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to shut down production facilities relating to these products, which could have a material adverse effect on our business, results of operations and financial condition.

          We are subject to a number of environmental rules and regulations that may require us to make substantial expenditures.

      Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries’ ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties, or PRPs, under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

      As of March 31, 2004, we had an environmental reserve of approximately $3.0 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations and financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or other unanticipated events could also result in such a material adverse effect.

      The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the federal Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the NESHAP to our foundry operations. If applicable, compliance with the NESHAP may result in future significant capital costs, which we currently expect to be between $5.0 million and $10.0 million in total during the period 2005 through 2007, which amount has been included in our capital expenditure budgets for the relevant years. See “Business—Environmental Matters.”

          We might fail to adequately protect our intellectual property, or third parties might assert that our technologies infringe on their intellectual property.

      The protection of our intellectual property is important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to provide protection in this regard, but this protection might be inadequate. For example, our pending or future trademark, copyright and patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies or other intellectual property infringe on their proprietary rights. In either case, litigation, which could result in substantial costs and diversion of our efforts, might be necessary, and whether or not we are ultimately successful, the litigation could adversely affect our business, results of operations and financial condition.

          If we fail to retain our executive officers and key employees, our business could be harmed.

      Our success largely depends on the efforts and abilities of our executive officers and key employees. Their skills, experience and industry contacts significantly benefit us. The loss of any one of them could have a material adverse effect on our business, results of operations or financial condition. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel.

          The reliability of market and industry data included in this prospectus may be uncertain.

      This prospectus contains market and industry data, primarily from reports published by America’s Commercial Transportation Publications and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to Class 8 truck production, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data has been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, internal company surveys, studies and research, while believed by us to be reliable, have not been verified by any independent sources. The failure of the truck industry and/or the truck components industry to continue to grow as forecasted may have a material adverse effect on our business and the market price of our common stock.

Other Risks Related to Our Business

          Our substantial debt could adversely affect our financial condition and make it more difficult for us to fund our operations.

      We have a substantial amount of debt in relation to our shareholders’ equity. As of March 31, 2004, on a pro forma as adjusted basis, we would have had:

•	an aggregate of $266.7 million of total outstanding debt (excluding unused commitments and $18.9 million of outstanding letters of credit);

•	total shareholders’ equity of $76.6 million; and

•	a debt to equity ratio of 3.5x.

      For the twelve months ended March 31, 2004, on a pro forma as adjusted basis giving effect to the offering and the use of proceeds therefrom and the exchange of our existing senior subordinated notes, our interest expense would have been approximately $21.3 million. We may incur additional debt in the future, including senior debt under our senior credit facilities, subject to the limitations imposed by our senior subordinated notes indenture and our senior credit facilities. See “Description of Certain Indebtedness—Senior Credit Facilities.”

      Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby limiting our ability to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, together with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds. Failing to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

      You should also be aware that certain of our borrowings, primarily borrowings under our senior credit facilities, are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remains the same.

      In addition, we may incur significant additional debt in the future. For example, we may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, fund our working capital needs, comply with regulatory requirements, respond to competition or for general financial reasons alone. To the extent new debt is added to our current debt levels, the risks described above would increase.

          We are subject to a number of restrictive covenants which, if breached, may restrict our business and financing activities.

      Our senior credit facilities and our senior subordinated notes indenture contain restrictive debt covenants that, among other things, restrict our ability to:

•	incur additional debt;

•	pay dividends and make distributions;

•	issue stock of subsidiaries;

•	make certain investments;

•	repurchase stock;

•	create liens;

•	enter into affiliate transactions;

•	enter into sale-leaseback transactions;

•	merge or consolidate; and

•	transfer and sell assets.

      Our senior credit facilities also require us to meet certain financial tests. These restrictive covenants may limit our ability to expand or to pursue our strategies. Our ability to comply with these and other provisions of our debt agreements may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt agreements, which could, in turn, cause the debt under our senior credit facilities to become immediately due and payable. Such a default could allow our creditors to accelerate any other debt to which a cross-acceleration provision applies. If our debt were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give our lenders the right to terminate any commitments that they had made to provide us with additional funds.

          To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to service our debt will depend on our financial and operating performance. This, in part, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure our debt. Our cash flow and available borrowings may not be sufficient to service our debt in the future. In the absence of such operating results and resources, we could face substantial cash flow problems and might be required to sell material assets or operations to meet our debt service and other obligations. We cannot assure you as to the timing of such sales or the proceeds which we could realize from such sales.

Risks Related to the Offering and Our Common Stock

          Future sales of our common stock may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

      There will be                      shares of our common stock outstanding immediately after the offering. All of the shares of our common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act. After the offering,                     shares of common stock will be either “restricted securities” or affiliate securities as defined in Rule 144. Subject to the 180-day lock-up agreements with the underwriters, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144. Approximately                     outstanding shares of these restricted or affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules, and                      shares of the restricted securities will be saleable without regard to these restrictions under Rule 144(k). See “Shares Eligible for Future Sale—Sales of Restricted Shares”.

      We and our executive officers and directors and substantially all of our stockholders have entered into 180-day lock-up agreements with the underwriters. The lock-up agreements prohibit each of us from selling or otherwise disposing of shares of common stock except in limited circumstances. The lock-up agreements are contractual agreements, and Lehman Brothers Inc. and UBS Securities LLC, at their discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow any of us to sell shares of common stock. If the restrictions in the lock-up agreements are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

      We will also enter into an amended and restated stockholders’ agreement in connection with the offering providing for customary demand and piggyback registration rights to certain of our principal stockholders. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” In addition, approximately                      shares of our common stock are reserved for future issuance upon the exercise of outstanding stock options and warrants. We may also issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then-outstanding common stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock.

          You will experience immediate and substantial dilution as a result of the offering.

      You will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our total liabilities. As a result, if we were to distribute our net tangible assets to our stockholders immediately following the offering, you would receive less than the amount you paid for your shares of our common stock. As of March 31, 2004, our net tangible book value was $           per share of common stock. After giving effect to the issuance and sale of                      shares of our common stock in the offering, and after deducting the underwriting discounts and estimated offering expenses that we will pay, our pro forma net tangible book value as of March 31, 2004 would have been $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares of our common stock in the offering. See “Dilution.”

          Possible volatility in our stock price could negatively affect us and our stockholders.

      The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results, changes in financial estimates by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

      In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our financial results.

          Our common stock may not trade actively, which may cause our common stock to trade at a discount and make it difficult for you to sell your stock.

      This is our initial public offering, which means that our common stock currently does not trade in any market. Upon the consummation of the offering, our common stock may not trade actively. In addition, since only      % of our common stock will be sold in the offering, the market for our stock may be illiquid. An illiquid market for our common stock may result in price volatility and poor execution of buy and sell orders for investors. Our initial public offering price may bear no relationship to the price at which the common stock will trade after the offering.

          Our ability to pay dividends on our common stock will be limited.

      Under Delaware law, we may pay dividends, in cash or otherwise, only if we have surplus in an amount at least equal to the amount of the relevant dividend payment. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our senior credit facilities and the indenture governing our senior subordinated notes will restrict our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. We do not intend to pay dividends on our common stock for the foreseeable future. See “Dividend Policy.”

          Our principal stockholders, executive officers and directors own a large percentage of our common stock and will be able to control substantially all corporate decisions.

      Immediately after the offering, our principal stockholders will beneficially own      % of our outstanding common stock and our executive officers and directors will beneficially own, in the aggregate,      % of our outstanding common stock. Our principal stockholders, executive officers and directors will together possess      % of the combined voting power of our common stock. As a result, our principal stockholders, executive officers and directors, as a group, will be able to influence or control substantially all matters requiring approval by our stockholders, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of our assets, and they may do so in a manner with which you may not agree or which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock. See “Principal Stockholders,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock—Common Stock.”

          Provisions of our charter documents and the General Corporation Law of Delaware may inhibit a takeover, which could negatively affect our stock price.

      Provisions of our charter documents and the General Corporation Law of Delaware, the state in which we are organized, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our stockholders. Our certificate of incorporation and bylaws provide for various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Our board of directors can therefore authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Additional provisions that could make it more difficult for stockholders to effect certain corporate actions include:

•	a classified board of directors;

•	the sole power of a majority of the board of directors to fix the number of directors and to fill any vacancy on the board of directors;

•	limitations on the removal of directors; and

•	the inability of stockholders to act by written consent or to call special meetings.

See “Description of Capital Stock.” These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

     We will incur increased costs as a result of being a public company.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we will add an independent director, create additional board committees and adopt policies regarding internal controls, disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

     The offering may cause us to undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code, which may limit our ability to utilize our net operating loss carryforward and certain other tax attributes.

      Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforward and other pre-change tax attributes against its post-change income may be limited. Although no definite determination can be made at this time, there is a significant possibility that the offering (along with other ownership shifts that have occurred within the past three years) will cause us to experience an ownership change.

      Our net operating loss carryforward as of December 31, 2003 is estimated to be approximately $35.5 million. Although no precise computation can be made at this time, if we experience an ownership change as a result of this offering, the amount of our pre-change net operating loss carryforward that we could utilize after the ownership change might be limited to approximately $          per year. In addition, we may be limited in our ability after the ownership change to utilize certain “built-in losses” or “built-in deductions” that exist at the time of the ownership change. These limitations may have the effect of reducing our after-tax cash flow.

      Even if the offering does not cause an ownership change to occur, we may experience an ownership change after the offering as a result of subsequent shifts in our stock ownership.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We make “forward-looking statements” in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business” sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

      Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions which are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of                      shares of common stock being offered hereby, after deducting underwriting discounts, offering expenses and other expenses will be approximately $           million. We intend to use:

(1) approximately $ million of the net proceeds to redeem all of our outstanding Series E Preferred Stock, including accrued and unpaid dividends thereon and the payment of a redemption premium as required by the terms thereof; and

(2) approximately $ million of the net proceeds to repay amounts outstanding under our second lien senior secured credit facility, including the prepayment premium associated with a portion of such amount.

      The use of proceeds described in clause (2) assumes that the lenders under our first lien senior secured credit facility provide us with a waiver to use proceeds from the offering to repay amounts outstanding under our second lien senior secured credit facility in advance of paying loans under our first lien senior secured credit facility. Our second lien senior secured credit facility matures on March 16, 2009 and bears interest at a rate per annum equal to, at our election, either (1) Credit Suisse First Boston’s “base rate” plus a certain margin or (2) LIBOR plus a margin. As of March 31, 2004, the interest rate was 8.75% per annum. See “Description of Certain Indebtedness—Senior Credit Facilities” for additional information. We intend to use 100% of the proceeds from any shares sold pursuant to the underwriters’ over-allotment option, less the underwriting discount, to repay up to an additional $           million of our second lien senior secured credit facility.

      Concurrently with the offering, we will exchange our Series A Preferred Stock for                      shares of common stock, our Series C Preferred Stock for                      shares of common stock and our Series D Preferred Stock for                      shares of common stock.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings and we do not anticipate paying any cash dividends on our common stock. In addition, our senior credit facilities and the indenture governing our senior subordinated notes restrict our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospectus and other factors that our board of directors considers relevant. Furthermore, as a holding company, we depend on the cash flow of our subsidiaries.

CAPITALIZATION

      The following table sets forth our cash position and capitalization as of March 31, 2004, on a historical basis and on a pro forma as adjusted basis to give effect to:

•	the 100,000-for-one reverse split of our common stock to occur immediately prior to the consummation of the offering;

•	the sale of approximately shares of common stock being offered hereby at an assumed initial public offering price of per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts, estimated offering expenses and other expenses;

•	the concurrent issuance of shares of our common stock in exchange for our Series A Preferred Stock, our Series C Preferred Stock and our Series D Preferred Stock;

•	the redemption of all outstanding Series E Preferred Stock, including accrued and unpaid dividends thereon and the payment of a redemption premium as required by the terms thereof;

•	the repayment of outstanding amounts under our second lien senior secured credit facility, including the redemption premium due on any optional repayment; and

•	the exchange of our existing senior subordinated notes for new senior subordinated exchange notes.

      This table should be read in conjunction with our consolidated financial statements and the notes to the financial statements appearing elsewhere in this prospectus. See “Pro Forma as Adjusted Consolidated Financial Data” and “Selected Historical Consolidated Financial and Other Data.”

	As of March 31, 2004

		Pro forma
	Historical	as adjusted

	(dollars in thousands)
Cash and cash equivalents	$—	$—

Long-term debt (including current maturities):
Revolving credit facility(a)	$5,500	$8,901
Senior first lien term loan(b)	115,000	115,000
Senior second lien term loan(b)	100,000	39,656
Existing senior subordinated notes(c)	98,177	—
Senior subordinated exchange notes(d)	—	100,000
Other debt	3,100	3,100

Total long-term debt (including current maturities)	$321,777	$266,657

Preferred stock and stockholders’ equity:
Preferred stock (par value)	2	—
Common stock (par value)	19	19
Additional paid-in capital	193,272	260,434
Accumulated deficit	(163,245)	(171,091)
Accumulated other comprehensive loss	(12,725)	(12,725)

Total stockholders’ equity	$17,323	$76,637

Total capitalization	$339,100	$343,294

(a)	Our revolving credit facility provides for borrowings of up to $50.0 million. As of March 31, 2004, on a pro forma as adjusted basis, we would have had revolving loans outstanding of $8.9 million, adjusted for the payment of $3.4 million of fees related to the exchange of our existing senior subordinated notes, and $22.2 million available for borrowing after giving effect to $18.9 million in outstanding letters of credit.

(b)	The pro forma as adjusted amount assumes that the lenders under the first lien senior secured credit facility provide us with a waiver to use a portion of the proceeds from the offering to pay loans under the second lien senior secured credit facility in advance of paying loans under the first lien senior secured credit facility. See “Description of Certain Indebtedness—Senior Credit Facilities.”

(c)	Reflects $100.0 million aggregate principal amount of our existing senior subordinated notes due 2009, net of unamortized discount of $1.8 million. See “Description of Certain Indebtedness—Existing Senior Subordinated Notes.”

(d)	Reflects $100.0 million aggregate principal amount of senior subordinated exchange notes due 2010. See “Description of Certain Indebtedness—Existing Senior Subordinated Notes.”

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after the offering.

      Calculations relating to shares of common stock in the following discussion and tables assume that the following have occurred as of March 31, 2004:

•	the 100,000-for-one reverse split of our common stock that will occur immediately prior to the consummation of the offering; and

•	the exchange to occur concurrently with the offering of our Series A Preferred Stock for shares of our common stock, our Series C Preferred Stock for shares of our common stock and our Series D Preferred Stock for shares of our common stock.

      Our net tangible book value as of March 31, 2004 was approximately $           million, or $           per share of common stock. Net tangible book value per share represents total tangible assets (total assets less goodwill and other intangible assets) less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the issuance and sale of            shares of our common stock in the offering, and after deducting the underwriting discounts and estimated offering expenses that we will pay, our pro forma as adjusted net tangible book value as of March 31, 2004 would have been approximately $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares of our common stock in the offering.

      The following table illustrates this dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of March 31, 2004
Increase per share attributable to the offering
Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors	$

      The following table summarizes, as of March 31, 2004, on a pro forma as adjusted basis, the total number of shares of common stock acquired from us for cash during the past five years by existing stockholders and the total consideration received by us and the average price per share paid by them and by new investors purchasing shares of common stock in the offering, before deducting the underwriting discounts and estimated offering expenses that we will pay:

	Shares purchased(1)		Total consideration			Average
price per
	Number	Percent	Amount		Percent	share

Existing stockholders purchasing shares in the past five years	1,152,104	%		$22,834,769	%	$19.82
New investors		%			%

Total		%	$		%

(1)	In this filing, share numbers and percentages do not give effect to the 100,000-for-one reverse split of our common stock described above.

      If the underwriters exercise their overallotment option in full, the number of shares held by new investors will be increased by                     , or approximately      %, of the total number of outstanding shares of our common stock.

      The foregoing assumes no exercise of outstanding options and warrants currently exercisable for up to                      shares of our common stock.

PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL DATA

      The pro forma consolidated statement of operations data for the year ended December 31, 2003 and for the three months ended March 31, 2003 and 2004 give effect to the following transactions as if each had occurred on January 1, 2003:

•	the consummation on December 19, 2003 of the issuance of our Series E Preferred Stock in exchange for a portion of our existing senior subordinated notes, the issuance of our Series C Preferred Stock and Series D Preferred Stock, the amendment of our Series A Preferred Stock and related transactions, which we refer to as the “December 2003 transactions”; and

•	the consummation on March 16, 2004 of our entry into and borrowings under our senior credit facilities and the application of the proceeds thereof, which we refer to as the “March 2004 transactions.”

      The pro forma as adjusted consolidated financial data for these periods also give effect to the following transactions as if each had occurred on January 1, 2003:

•	the exchange of our existing senior subordinated notes for new senior subordinated exchange notes having an assumed interest rate of 10.0% as described under “Description of Certain Indebtedness—Existing Senior Subordinated Notes”;

•	the exchange of our Series A Preferred Stock for shares of our common stock, the exchange of our Series C Preferred Stock for shares of our common stock, and the exchange of our Series D Preferred Stock for shares of our common stock, in each case concurrently with the consummation of the offering; and

•	the sale of shares of our common stock in the offering at an assumed initial public offering price of $ and the application of the net proceeds from the offering in accordance with “Use of Proceeds.”

      The pro forma as adjusted consolidated balance sheet data as of March 31, 2004 give effect to the transactions described above (other than the December 2003 transactions and the March 2004 transactions) as if each had occurred on March 31, 2004.

      The pro forma and pro forma as adjusted consolidated financial data should be read in conjunction with the historical financial statements and the notes thereto and other financial information included elsewhere in this prospectus, including “Capitalization,” “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      The pro forma and pro forma as adjusted consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of our results of operations or our financial position had the offering been completed, nor are they intended to project our financial position or results of operations for any future period.

PRO FORMA AS ADJUSTED CONSOLIDATED BALANCE SHEET

As of March 31, 2004

		Offering		Pro forma
	Historical	adjustments		as adjusted

	(dollars in thousands)
Assets:
Cash and cash equivalents	$—	$—		$—
Accounts receivable	71,661	—		71,661
Inventories, net	46,296	—		46,296
Deferred income taxes	6,692	4,809	(a)	11,501
Other current assets	9,699	—		9,699

Total current assets	134,348	2,219		136,567
Property, plant and equipment, net	85,139	—		85,139
Deferred financing costs and other, net	11,502	(1,016	)(a)	10,486
Goodwill	199,079	—		199,079
Intangible assets, net	42,111	—		42,111

Total assets	$472,179	$3,793		$475,972

Liabilities and Stockholders’ Equity:
Liabilities:
Accounts payable	$53,294	$—		$53,294
Accrued payroll and employee benefits	15,967	—		15,967
Other current liabilities	20,856	—		20,856
Current maturities of long-term debt	1,150	—		1,150

Total current liabilities	91,267	—		91,267
Senior long-term debt less current maturities	222,450	(56,943	)(b)	165,507
Senior subordinated notes	98,177	1,823	(a)	100,000
Deferred income tax liabilities	9,886	—		9,886
Other long-term liabilities	33,076	(401	)(c)	32,675

Total liabilities	454,856	(55,521)		399,335

Shareholders’ equity:
Preferred stock	2	(2	)(b)	—
Common stock	19	—	(b)	19
Paid-in capital	193,272	67,162	(b)	260,434
Accumulated deficit	(163,245)	(7,846)		(171,091)
Accumulated other comprehensive loss	(12,725)	—		(12,725)

Total shareholders’ equity	17,323	59,314		76,637

Total liabilities and shareholders’ equity	$472,179	$3,793		$475,972

PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

		Pro forma			Offering		Pro forma
	Historical	adjustments		Pro forma	adjustments		as adjusted

	(dollars in thousands except per share data)
Statement of Operations Data:
Net sales	$440,009	$—		$440,009	$—		$440,009
Cost of sales	368,931	—		368,931	—		368,931

Gross profit	71,078	—		71,078	—		71,078
Selling, general and administrative expenses	38,896	—		38,896	4,895	(h)	43,791
Net gain on disposition of property, plant and equipment	(2,600)	—		(2,600)	—		(2,600)
Reduction in estimated environmental remediation liability	(6,636)	—		(6,636)	—		(6,636)

Operating income	41,418	—		41,418	(4,895)		36,523
Interest expense	40,362	(6,827	)(d)	33,535	(11,311	)(i)	22,224
Other (income) expense, net	(8,693)	9,614	(e)	921	7,687	(j)	8,608
Income tax expense (benefit)	6,248	(907	)(f)	5,341	(483	)(k)	4,858

Net income (loss)	3,501	(1,880)		1,621	(788)		833
Preferred dividends	17,769	10,648	(g)	28,417	(28,417	)(l)	—

Net income (loss) available for common shareholders	$(14,268)	$(12,528)		$(26,796)	$27,629		$833

Basic and diluted earnings per share:
Earnings per share	$(5.48)	—		$(10.17)	—		—
Weighted average shares outstanding (in thousands)	2,605	—		2,605	—		—

PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2003

		Pro forma			Offering		Pro forma
	Historical	adjustments		Pro forma	adjustments		as adjusted

	(dollars in thousands except per share data)
Statement of Operations Data:
Net sales	$104,756	$—		$104,756	—		$104,756
Cost of sales	87,787	—		87,787	—		87,787

Gross profit	16,969	—		16,969	—		16,969
Selling, general and administrative expenses	9,839	—		9,839	5,899	(h)	15,738

Operating income (loss)	7,130	—		7,130	(5,899)		(1,231)
Interest expense	10,563	(1,507	)(d)	9,056	(2,828	)(i)	6,228
Other (income) expense, net	(382)	11,417	(e)	11,035	7,687	(j)	18,722
Income tax expense (benefit)	(1,153)	(220	)(f)	(1,373)	(4,088	)(k)	(5,461)

Net income (loss) from continuing operations	(1,898)	(9,690)		(11,588)	(6,670)		(18,258)
Preferred dividends	4,142	2,592	(g)	6,734	(6,734	)(l)	—

Net income (loss) available for common shareholders	$(6,040)	$(12,282)		$(18,322)	$64		$(18,258)

Basic and diluted earnings per share:
Earnings per share	$(2.43)	—		$(7.36)	—		—
Weighted average shares outstanding (in thousands)	2,488	—		2,488	—		—

PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS

For the three months ended March 31, 2004

		Pro forma			Offering		Pro forma
	Historical	adjustments		Pro forma	adjustments		as adjusted

	(dollars in thousands except per share data)
Statement of Operations Data:
Net sales	$134,780	$—		$134,780	$—		$134,780
Cost of sales	113,483	—		113,483	—		113,483

Gross profit	21,297	—		21,297	—		21,297
Selling, general and administrative expenses	10,692	—		10,692	(398	)(h)	10,294

Operating income (loss)	10,605	—		10,605	398		11,003
Interest expense	8,089	67	(d)	8,156	(2,828	)(i)	5,328
Other (income) expense, net	6,548	(6,548	)(m)	—	—		—
Income tax expense (benefit)	(1,586)	2,463	(n)	877	1,226	(k)	2,103

Net income (loss) from continuing operations	(2,446)	4,018		1,572	2,000		3,572
Preferred dividends	7,322	685	(g)	8,007	(8,007	)(l)	—

Net income (loss) available for common shareholders	$(9,768)	$3,333		$(6,435)	$10,007		$3,572

Basic and diluted earnings per share:
Earnings per share	$(3.65)	—		$(2.41)	—		—
Weighted average shares outstanding (in thousands)	2,674	—		2,674	—		—

NOTES TO PRO FORMA AS ADJUSTED

CONSOLIDATED FINANCIAL DATA

(a)	Reflects the write-off of deferred financing costs and associated discount related to the exchange of our existing senior subordinated notes and the write-off of deferred financing costs related to the offering, and the related tax effects. Additionally, reflects the recording of deferred financing fees related to our new senior subordinated exchange notes and the tax effect of the adjustment reflected in footnote (h).

(b)	Reflects the sale by us of shares of our common stock in the offering at an assumed initial public offering price per share, the midpoint of our range the forth on the cover page of this prospectus, and the application of the net proceeds therefrom to the redemption of all outstanding Series E Preferred Stock and the repayment of a portion of our second lien credit facility. See “Use of Proceeds” and “Capitalization.”

(c)	Represents the payment of a deferred amendment fee related to our existing senior subordinated notes due upon consummation of the offering.

(d)	Reflects the adjustment to interest resulting from the December 2003 transactions and the March 2004 transactions, with the exception of the three months ended March 31, 2004 which reflects the adjustment to interest resulting from the March 2004 transactions. Pro forma interest expense assumes LIBOR of 1.12% for the revolving credit loans and first lien senior secured credit facilities and a LIBOR floor of 1.75% for the second lien senior secured credit facilities and is comprised of the following items:

	Year ended	Three months ended	Three months ended
	December 31, 2003	March 31, 2003	March 31, 2004
(dollars in thousands)
Interest on revolving credit loans	$84	$21	$21
Interest on letters of credit	566	142	142
Commitment and agent fees	269	76	61
Interest on first lien and second lien senior secured credit facilities	14,351	3,588	3,588
Interest on existing senior subordinated notes	15,000	3,750	3,750
Interest on other debt	50	12	12
Deferred cost amortization	1,902	475	475
Amortization of discount on existing senior subordinated notes	428	107	107
Interest rate protection	885	885	—

Total pro forma interest expense	$33,535	$9,056	$8,156

Total historical interest expense	40,362	10,563	8,089

Pro forma adjustments	$(6,827)	$(1,507)	$67

(e)	Reflects the write-off of deferred financing charges related to the December 2003 transactions and the March 2004 transactions.

(f)	Reflects income tax benefit related to the December 2003 transactions and the March 2004 transactions.

(g)	Reflects dividends associated with the addition of Series E Preferred Stock in connection with the December 2003 transactions.

(h)	Reflects adjustments for the termination of the Amended and Restated Monitoring Services Agreement and for the severance and related adjustments associated with the termination of Mr. Begel’s employment agreement upon consummation of the offering. Excludes the potential issuance of restricted stock dependent upon the initial public offering price. See “Management” and “Certain Relationships and Related Party Transactions”.

(i)	Reflects the adjustment to interest resulting from the offering and the use of proceeds therefrom and the exchange of our existing senior subordinated notes for the new senior subordinated exchange notes having an assumed rate of 10.0%. Pro forma as adjusted interest expense assumes LIBOR of 1.12% for the revolving credit loans and first lien senior secured credit facilities and a LIBOR floor of 1.75% for the second lien senior secured credit facilities and is comprised of the following items:

	Year ended	Three months ended	Three months ended
	December 31, 2003	March 31, 2003	March 31, 2004
(dollars in thousands)
Interest on revolving credit loans	$224	$56	$56
Interest on letters of credit	566	142	142
Commitment and agent fees	252	72	57
Interest on first lien and second lien senior secured credit facilities	8,778	2,194	2,194
Interest on senior subordinated exchange notes	10,000	2,500	2,500
Interest on other debt	50	12	12
Deferred cost amortization	1,469	367	367
Interest rate protection	885	885	—

Total pro forma as adjusted interest expense	$22,224	$6,228	$5,328

Total pro forma interest expense	33,535	9,056	8,156

Offering adjustments	$(11,311)	$(2,828)	$(2,828)

(j)	Reflects the write-off of deferred financing charges related to the exchange of our existing senior subordinated notes.

(k)	Reflects income tax (benefit) expense related to the offering and the exchange of our existing senior subordinated notes.

(l)	Reflects the redemption of our Series E Preferred Stock, the exchange of our Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock for common stock and the resulting elimination of dividends in connection with the offering.

(m)	Reflects adjustment to the write-off of deferred financing charges related to the March 2004 transactions.

(n)	Reflects income tax expense related to the March 2004 transactions.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

      The selected historical consolidated financial and other data set forth below for the five years ended December 31, 2003 have been derived from our consolidated financial statements. Our consolidated balance sheets as of December 31, 2002 and 2003 and our statements of operations, cash flows and stockholders’ equity and other comprehensive loss for the three years in the periods ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, and our consolidated financial statements for the two years ended December 31, 2000 have been audited by Arthur Andersen LLP, independent auditors. The consolidated financial data reflect our freight car operations, which we sold in June 1999, as a discontinued operation. The data for the periods presented are not necessarily comparable due to acquisitions made in 1999 and our recapitalization in March 2000 by way of a going-private transaction.

      The selected historical consolidated financial and other data set forth below for the three months ended March 31, 2003 and 2004 have been derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. Such interim financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments that are necessary to present fairly our financial result for such periods. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or any other interim period.

      You should read the following audited and unaudited selected historical consolidated financial and other data together with the historical financial statements and the notes thereto and other financial information included elsewhere in this prospectus, including “Capitalization,” “Prospectus Summary— Summary Historical and Pro Forma as Adjusted Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

						Three months ended
	Year ended December 31,					March 31,

	1999(a)	2000(b)	2001	2002	2003	2003	2004

	(dollars in thousands except per share data)
Statement of Operations Data:
Net sales	$545,334	$522,577	$391,401	$411,598	$440,009	$104,756	$134,780
Cost of sales	434,385	438,876	330,873	340,103	368,931	87,787	113,483

Gross profit	110,949	83,701	60,528	71,495	71,078	16,969	21,297
Selling, general and administrative expenses	54,013	52,496	43,701	36,673	38,896	9,839	10,692
Net gain on disposition of property, plant and equipment(c)	—	—	—	—	(2,600)	—	—
Reduction in estimated environmental remediation liability(d)	—	—	—	—	(6,636)	—	—
Restructuring costs(e)	—	643	19,573	—	—	—	—

Operating income (loss)	56,936	30,562	(2,746)	34,822	41,418	7,130	10,605
Interest expense	26,610	42,582	45,640	42,306	40,362	10,563	8,089
Other (income) expense, net(f)	2,832	29,918	(3,208)	(92)	(8,693)	(382)	6,548
Income tax expense (benefit)	12,763	(11,597)	(15,152)	(1,679)	6,248	(1,153)	(1,586)
Net income (loss) from continuing operations before cumulative effect of accounting change	14,731	(30,341)	(30,026)	(5,713)	3,501	(1,898)	(2,446)

Cumulative effect of accounting change, net of income taxes(g)	—	—	—	3,794	—	—	—
Net income (loss) from continuing operations	14,731	(30,341)	(30,026)	(9,507)	3,501	(1,898)	(2,446)

Discontinued operations, net of income taxes(h)	52,545	—	—	—	—	—	—
Net income (loss) before preferred dividends	67,276	(30,341)	(30,026)	(9,507)	3,501	(1,898)	(2,446)

Preferred dividends	—	9,662	13,393	15,267	17,769	4,142	7,322
Net income (loss) available for common shareholders	$67,276	$(40,003)	$(43,419)	$(24,774)	$(14,268)	$(6,040)	$(9,768)

Earnings Per Share Data:
Basic earnings per share available to common shareholders:
Net income (loss) available to common shareholders	$6.69	$(12.96)	$(20.66)	$(10.87)	$(5.48)	$(2.43)	$(3.65)
Basic weighted average shares outstanding (in thousands)	10,063	3,086	2,102	2,280	2,605	2,488	2,674
Diluted earnings per share available to common shareholders:
Net income (loss) available to common shareholders	$6.50	$(12.86)	$(20.66)	$(10.87)	$(5.48)	$(2.43)	$(3.65)
Diluted weighted average shares outstanding (in thousands)	10,348	3,111	2,102	2,280	2,605	2,488	2,674
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	332,587	252,006	145,978	181,199	176,774	35,977	52,680
Adjusted EBITDA(i)	$79,168	$60,942	$41,881	$50,340	$48,138	$11,183	$14,587
Depreciation and amortization	22,232	25,600	25,054	15,518	15,546	4,053	3,702
Capital expenditures	16,447	18,773	5,514	9,481	15,044	5,450	1,079
Balance Sheet Data (at period end):
Cash and cash equivalents	$8,799	$4,352	$16,279	$14,085	$—	$3,124	$—
Total assets	535,381	519,562	463,649	450,543	450,744	455,250	472,179
Total liabilities	352,706	505,066	467,977	475,918	430,975	481,994	454,856
Total debt(j)	204,366	367,929	350,303	347,836	309,129	348,873	321,777
Total stockholders’ equity	182,675	14,496	(4,329)	(25,375)	(19,769)	(26,744)	17,323

(a)	Results of operations for 1999 include the results of Imperial Group L.P., Clark Engineering and Manufacturing, Inc., BMC of Virginia, Inc. and EMI Company from their respective acquisition dates. Net sales and operating income on a pro forma basis, as if these acquisitions occurred on January 1, 1999, would have been higher by $68.5 million and $6.7 million, respectively.

(b)	In March 2000, our company was recapitalized in a transaction in which approximately 88% of the fully diluted shares of our common stock were converted into the right to receive $21.50 per share in cash. In connection with this recapitalization, we entered into new debt financing arrangements.

(c)	Primarily represents a gain resulting from the sale of our Emeryville, California plant. See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(d)	Represents a decrease in estimated environmental remediation liabilities. See Note 12 to our audited consolidated financial statements.

(e)	In 2000, we recorded $0.6 million of restructuring costs related to the closure of our Fort Worth plating facility. In 2001, we recorded $19.6 million of restructuring costs, which included $18.9 million of non-cash fixed asset impairment charges and $0.7 million of employee separation expenses. The costs related primarily to the closure of our Erie, Pennsylvania iron casting and machining operation.

(f)	See footnote (i) for further description of other (income) expense, net.

(g)	During 2002, as a result of our adoption of Statement of Financial Accounting Standards No. 142, or SFAS 142, we recorded a transitional goodwill impairment charge net of tax of $3.8 million. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

(h)	Represents income of $22.7 million, net of taxes, from our discontinued freight car manufacturing operations, and a gain of $29.8 million, net of taxes, from the sale of such operations.

(i)	“Adjusted EBITDA” is a non-GAAP financial measure and is defined as net income (loss) plus (1) depreciation and amortization, (2) interest expense, (3) income taxes, (4) other items included under the caption “Other (income) expense” as more fully described in the accompanying reconciliation of Adjusted EBITDA to net income (loss) and (5) other non-operating items. Some of the “other (income) expense” may occur in future periods, but the amounts recognized can vary significantly from period to period and do not directly relate to our ongoing operations. We rely on Adjusted EBITDA as the primary measure to review and assess the operating performance of our company and our management teams. We also review Adjusted EBITDA to compare our current operating results with corresponding periods and with other companies in the truck components industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization or other items that may not exist or do not directly affect our operating performance. You should not consider Adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with GAAP. Because Adjusted EBITDA is not a measure of financial performance under GAAP in the United States and is susceptible to varying calculations, it may differ from and not be comparable to similarly titled measures of other companies. The following are the components of Adjusted EBITDA for the five years ended December 31, 2003 and for the three months ended March 31, 2003 and 2004:

						Three months
	Year ended December 31,					ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollars in thousands)
Net income (loss)	$67,276	$(30,341)	$(30,026)	$(9,507)	$3,501	$(1,898)	$(2,446)
Depreciation and amortization	22,232	25,600	25,054	15,518	15,546	4,053	3,702
Selling, general and administrative expenses(1)	—	4,137	—	—	410	—	280
Interest expense	26,610	42,582	45,640	42,306	40,362	10,563	8,089
Income tax expense (benefit)	12,763	(11,597)	(15,152)	(1,679)	6,248	(1,153)	(1,586)
Other (income) expenses:
Interest income	(1,359)	(445)	(597)	(92)	(496)	(382)	—
Transaction related expenses(2)		14,335	1,592		—	—	—
Gain on sale of rail assets(3)	—	—	(5,000)	—	(10,000)	—	—
Loss on debt extinguishment	4,191	16,028	797	—	1,803	—	6,548

Total	2,832	29,918	(3,208)	(92)	(8,693)	(382)	6,548
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	3,794	—	—	—
Discontinued operations, net of income taxes	(52,545)	—	—	—	—	—	—
Restructuring charge	—	643	19,573	—	—	—	—
Net gain on disposition of property, plant and equipment(4)	—	—	—	—	(2,600)	—	—
Reduction in estimated environmental remediation liability	—	—	—	—	(6,636)	—	—

Adjusted EBITDA(5)	$79,168	$60,942	$41,881	$50,340	$48,138	$11,183	$14,587

(1)	Selling, general and administrative expenses includes $4.1 million of non-cash compensation in 2000 relating to the recapitalization of our company (by way of a going-private transaction) in March of that year, $0.3 million for management bonuses related to the December 2003 transactions and $0.1 million and $0.3 million in 2003 and 2004, respectively, related to fees for the 2001 audit performed in connection with the offering.

(2)	Transaction-related expenses include $14.3 million related to underwriting expenses in 2000, and $1.6 million of expense related to the issuance of $10.0 million in common stock and the modification of our borrowing agreements in 2001.

(3)	We recorded gains from the sale of our residual ownership interest of our former rail car business of $5.0 million in 2001 and $10.0 million in 2003.

(4)	Primarily represents a gain resulting from the sale of our Emeryville, California plant. See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)	Historical results for the year ended December 31, 1999 include the results for Imperial Group L.P. from April 29, 1999, EMI Company from May 17, 1999, Clark Engineering and Manufacturing, Inc. from September 30, 1999 and BMC of Virginia, Inc. from October 21, 1999. Assuming these acquisitions occurred on January 1, 1999, Adjusted EBITDA in 1999 would be higher by $9.0 million as reconciled below:

1999 Acquisitions
(dollars in thousands)
Pre-acquisition date net income	$4,165
Depreciation and amortization	2,318
Interest, net	—
Income tax expense	2,551

Pre-acquisition date EBITDA	$9,034

(j)	Includes current maturities of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and the notes thereto, all included elsewhere in this prospectus. This section contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

General Overview

      We are one of the largest North American manufacturers of truck components for the heavy- and medium-duty truck industries, including the bus and specialty vehicle markets. We primarily serve the North American Class 8 truck market, and, to a lesser extent, the Class 5-7 truck market and other industrial markets.

      We design, manufacture and market one of the broadest portfolios of truck components in the industry. Our products include wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other truck components. We also manufacture products for various industrial end-markets, including farm implements and other industrial components. Our products are marketed under what we believe are some of the most recognized brand names in the industry, including Gunite, Imperial, Bostrom, Fabco and Brillion. Our product portfolio is supported by a centralized sales and marketing department and is manufactured in twelve strategically located facilities across the United States.

      Our sales are affected to a significant degree by the Class 8 truck market, which is subject to significant fluctuations due to economic conditions, changes in the alternative methods of transportation and other factors. There can be no assurance that fluctuations in such markets will not have a material adverse effect on our business, results of operations or financial condition.

      We have one reportable segment: the design, manufacture and distribution of component parts for heavy- and medium-duty trucks. We sell our products primarily within North America to OEMs and to the aftermarket.

Recent Developments and Business Outlook

      In March 2004, we completed the refinancing of our senior bank credit facility and the prepayment of $20.9 million of our existing senior subordinated notes with $215.0 million of new senior secured term loans and a $50.0 million revolving loan facility with $31.1 million of unutilized borrowing capacity at closing. These actions strengthened our balance sheet, substantially improved our liquidity and reduced debt amortization in 2004-2006 from $155.9 million to $3.2 million.

      Following a three-year industry-wide downturn, we believe the Class 8 truck market has begun a recovery. Freight growth, improved fleet profitability, equipment age, equipment utilization and continued economic strength are driving order rates for new vehicles to levels not seen in several years. The Class 8 truck market and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. Current industry forecasts by analysts, including ACT, predict that the North American truck industry will continue to gain momentum in 2004. The general economic recovery and pent-up demand should continue to drive the pace of the cyclical recovery in the truck industry. There can be no assurance, however, that the economic recovery will continue. Delayed or failed economic recovery could have a material adverse effect on our business, results of operations and financial condition.

      Our operating challenge in 2004 will be to meet the rapidly rising demand for trucks while improving our internal productivity, and at the same time, mitigate the margin pressure from rising raw material prices.

Financial Statement Presentation

      Net sales. Our net sales are generated from the sale of truck components to the Class 8 truck market and, to a lesser extent, the Class 5-7 truck market and other industrial markets. We refer to the Class 5-7 market and the Class 8 market collectively as the OEM market. The Class 8 truck market and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. We also service a number of other markets, including industrial, construction, agriculture and lawn and garden, which are tied to general economic conditions except for the agriculture market, which is tied to those environmental and other factors that affect agricultural production.

      Cost of sales. Our cost of sales includes the cost of raw materials such as steel scrap, pig iron, electricity, coke, natural gas, silicon sand, binders, sand additives, coated sand, sheet and formed steel, aluminum, bearings, purchased components, fasteners, foam, fabric and tube steel. In 2003, these materials accounted for 44% of our cost of sales with steel scrap and pig iron constituting 23% of our raw materials costs. The availability and price of steel scrap and pig iron are subject to market forces, including North American and international demand, freight costs, speculation and foreign exchange rates. With respect to our industrial components business, we generally have passed the changes in the cost of these raw materials on to our customers through a surcharge. During the first quarter of 2004, we have begun to implement surcharges for our wheel-end business on a portion of the increases in these raw materials costs. Our cost of sales also includes labor, utilities, freight, manufacturing depreciation and other manufacturing costs.

      Operating income. Operating income represents net sales less cost of sales, selling, general and administrative expenses and other operating charges (credits) such as restructuring costs, net loss on disposition of property, plant and equipment and reduction in estimated environmental remediation liabilities.

Results of Operations

	Year ended December 31,						Three months ended March 31,

	2001		2002		2003		2003		2004

	(dollars in thousands)
Net sales	$391,401	100.0%	$411,598	100.0%	$440,009	100.0%	$104,756	100.0%	$134,780	100.0%
Gross profit	60,528	15.5%	71,495	17.4%	71,078	16.2%	16,969	16.2%	21,297	15.8%
Selling, general and administrative expenses	43,701	11.2%	36,673	8.9%	38,896	8.8%	9,839	9.4%	10,692	7.9%
Other operating charges (credits), net	19,573	5.0%	—	—	(9,236)	(2.1)%	—	—	—	—
Operating income (loss)	(2,746)	(0.7)%	34,822	8.5%	41,418	9.4%	7,130	6.8%	10,605	7.8%
Interest expense	45,640	11.7%	42,306	10.3%	40,362	9.2%	10,563	10.1%	8,089	6.0%
Other (income) expense, net	(3,208)	(0.8)%	(92)	—	(8,693)	(2.0)%	(382)	(0.4)%	6,548	4.9%
Income tax expense (benefit)	(15,152)	(3.9)%	(1,679)	(0.4)%	6,248	1.4%	(1,153)	(1.1)%	(1,586)	(1.2)%

Net income (loss) before cumulative effect of accounting change	(30,026)	(7.7)%	(5,713)	(1.4)%	3,501	0.8%	(1,898)	(1.8)%	(2,446)	(1.8)%
Cumulative effect of accounting change	—	—	(3,794)	(0.9)%	—	—	—	—	—	—

Net income (loss)	$(30,026)	(7.7)%	$(9,507)	(2.3)%	$3,501	0.8%	$(1,898)	(1.8)%	$(2,446)	(1.8)%

          Three months ended March 31, 2004 compared to three months ended March 31, 2003

      Net sales. Net sales increased by $30.0 million, or 28.7%, in 2004 to $134.8 million, compared to $104.8 million in 2003. Our net sales to the aftermarket increased by $6.1 million, or 20.5%, to $35.9 million. We believe this increase results from a combination of factors including increasing truck fleet age, increasing truck fleet utilization rates, increasing freight tonmiles and increases in our market share. Our net sales to the OEM market and other markets increased by $23.9 million, or 32.0%, to $98.8 million, due primarily to the increase in the North American Class 5-8 truck build which increased 34.0% compared to 2003.

      Gross profit. Gross profit increased by $4.3 million, or 25.5%, to $21.3 million in 2004 from $17.0 million in 2003. The favorable impact of higher sales volume in 2004 was partially offset by the unfavorable net impact of higher prices of raw material, principally steel scrap and pig iron, of $3.8 million.

      Selling, general and administrative expenses. Selling, general and administrative expenses, or SG&A, increased by $0.9 million, or 8.7%, to $10.7 million in 2004, from $9.8 million in 2003. The increase in these expenses was primarily due to $0.4 million of fees for the 2001 audit performed in connection with the offering and increased director and monitoring fees. The remaining increase is primarily due to expenses associated with the increased sales volume. SG&A decreased as a percentage of sales to 7.9% in the first quarter of 2004 from 9.4% in the first quarter of 2003.

      Interest expense. Interest expense decreased by $2.5 million, or 23.4%, to $8.1 million in 2004 compared to $10.6 million in 2003, due primarily to reduced average senior subordinated borrowings, a lower effective interest rate on our old senior credit facility due to the expiration of fixed interest rate swaps and lower index rates and average borrowings under our old senior credit facility.

      Other (income) expense, net. Other (income) expense, net in 2004 represented $6.5 million of debt extinguishment costs resulting from the write-off of deferred financing costs related to our old senior credit facility, which was refinanced in March 2004, and the write-off of deferred financing costs and discounts related to the $20.9 million of our existing senior subordinated notes repaid in connection with our old senior credit facility refinancing. Other (income) expense, net for 2003 consisted of $0.4 million of interest income.

      Income tax expense (benefit). Our income tax benefit in 2004 was $1.6 million, compared to an income tax benefit of $1.2 million in 2003. Income tax as a percentage of pre-tax income was 39.3% as compared to a federal statutory rate of 35.0%. The primarily difference between our effective tax rate and the federal statutory rate was state income taxes of 4.5%.

          Year ended December 31, 2003 compared to year ended December 31, 2002

      Net sales. Net sales increased by $28.4 million, or 6.9%, in 2003 to $440.0 million, compared to $411.6 million in 2002. Our net sales to the aftermarket increased by $18.1 million, or 17.5%, to $121.9 million. We believe this increase results from a combination of factors including increasing truck fleet age, increasing truck fleet utilization rates, increasing freight tonmiles and increases in our market share. Our net sales to the OEM market and other markets increased by $10.2 million, or 3.3%, to $318.1 million as compared to a 0.1% increase in North American Class 5-8 truck build.

      Gross profit. Gross profit decreased by $0.4 million, or 0.6%, to $71.1 million in 2003 from $71.5 million in 2002. Gross profit margins were unfavorably impacted during 2003, due primarily to higher costs for raw materials and utilities, including steel scrap and other metals, electricity and natural gas.

      Selling, general and administrative expenses. SG&A expenses increased by $2.2 million, or 6.1%, to $38.9 million in 2003, from $36.7 million in 2002. The increase was largely attributable to increased healthcare expense for retirees of $1.5 million due both to inflation and increased claims.

      Other operating charges (credits), net. Other operating charges (credits), net in 2003 totaled $9.2 million and consisted of $2.6 million from asset dispositions (principally a $3.6 million gain on the sale of our Emeryville, California plant) and a $6.6 million credit from the reduction in our estimated environmental remediation liability. See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

      Interest expense. Interest expense decreased by $1.9 million, or 4.6%, to $40.4 million for 2003 compared to $42.3 million for 2002, due primarily to the realization of a lower effective interest rate on our old senior credit facility, resulting from the expiration of fixed interest rate swaps and lower index rates, and the effect of lower average borrowings under our old senior credit facility. This impact was partially offset by a $1.8 million increase in interest expense due to the effect of increased average senior subordinated borrowings.

      Other (income) expense, net. Other (income) expense, net for 2003 of $8.7 million consisted of a $10.0 million gain on the sale of our railcar interest in 2001 which had been deferred until the buyers’ right to sell the interest back to us expired (see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus), $1.8 million loss on the retirement of $40 million of our existing senior subordinated notes and $0.5 million of interest income.

      Income tax expense (benefit). Income taxes for 2003 were $6.2 million, compared to an income tax benefit of $1.7 million in 2002. Income tax as a percentage of pre-tax income was 64.1% as compared to a federal statutory rate of 35.0%. The rate differential resulted primarily from the December 19, 2003 purchase of our existing senior subordinated notes by a group of our common equity holders. This transaction was deemed a taxable transaction to us due to the fact that the purchasers collectively held a majority of our common stock.

      Net income (loss). We had net income of $3.5 million in 2003 compared to a net loss of $9.5 million in 2002. As described under “—Critical Accounting Policies and Estimates—Accounting for Goodwill,” we recorded a goodwill impairment of $3.8 million, net of tax of $2.4 million, as a cumulative effect of a change in accounting principle at January 1, 2002. Before the cumulative effect recorded upon adoption of SFAS 142, our net loss in 2002 was $5.7 million.

          Year ended December 31, 2002 compared to year ended December 31, 2001

      Net sales. Net sales increased by $20.2 million, or 5.2%, in 2002 to $411.6 million compared to $391.4 million in 2001. Our net sales to the aftermarket increased by $9.1 million, or 9.6%, to $103.8 million. We believe this increase is due primarily to our increased market share. Our net sales to the OEM market and other markets increased by $11.1 million, or 3.7%, to $307.8 million as compared to a 12.5% increase in North American Class 5-8 truck build. Certain of our customers lost market share to competitors where we had less standard content. As such, our net sales to OEMs were unfavorably impacted. Furthermore, our net sales of steerable drive axles and gearboxes decreased by $6.8 million, primarily as a result of the loss of standard position with one of our customers.

      Gross profit. Gross profit increased by $11.0 million, or 18.1%, to $71.5 million in 2002 from $60.5 million in 2001. Gross profit as a percentage of net sales improved to 17.4% compared to 15.5% for 2001. The principal causes for the improvement in our gross profit were the reduction in fixed costs related to the closure of our Erie, Pennsylvania facility in mid-2001, improved material pricing and other cost reductions resulting in operational efficiencies.

      Selling, general and administrative expenses. SG&A expenses decreased by $7.0 million, or 16.1%, to $36.7 million for 2002 from $43.7 million for 2001. This decrease was primarily related to the adoption of FAS 142 on January 1, 2002 that eliminated the amortization of goodwill and intangible assets with indefinite lives, which totaled $7.5 million in 2001.

      Other operating charges (credits), net. There were no other operating charges (credits), net for 2002. Other operating charges (credits), net for 2001 consisted of a restructuring charge of $19.6 million related to the closure of our Erie, Pennsylvania facility. This charge included $18.9 million of a non-cash fixed asset impairment write-off and $0.7 million of employee separation expenses.

      Interest expense. Interest expense decreased by $3.3 million, or 7.3%, to $42.3 million for 2002 compared to $45.6 million for 2001, due primarily to the effect of lower average borrowings under our old senior credit facility. This decrease was partially offset by a $1.5 million increase in interest expense due to the effect of increased average senior subordinated borrowings.

      Other (income) expense, net. Other (income) expense, net for 2002 was $0.1 million of income as compared to $3.2 million of other income in 2001 consisting of a $5.0 million gain on the sale of our railcar interest in 2001, $0.6 million of interest income and $1.6 million of expenses related to the issuance of $10.0 million of our common stock.

      Income tax expense (benefit). Income tax benefit for 2002 was $1.7 million. The income tax benefit as a percentage of pre-tax loss was 22.7% as compared to a federal statutory rate of 35.0%. The rate differential resulted primarily from the write-off of a deferred tax asset related to compensation expense for stock options that were recorded for book purposes as a charge to selling, general and administrative expense in 2000 but deferred for tax purposes by the formation of a rabbi trust. In 2002, the rabbi trust was distributed and, as a result of the reduction in the value of our common stock, there was no compensation expense deduction available for tax purposes, requiring the write-off. Income tax benefit for 2001 was $15.2 million. Income tax as a percentage of pre-tax loss was 33.5% as compared to a federal statutory rate of 35.0%.

      Net income (loss). We had a net loss of $9.5 million in 2002 compared to a net loss of $30.0 million in 2001. As described under “—Critical Accounting Policies and Estimates—Accounting for Goodwill,” we recorded a goodwill impairment of $3.8 million, net of tax of $2.4 million, as a cumulative effect of a change in accounting principle at January 1, 2002. Before the cumulative effect recorded upon adoption of SFAS 142, our net loss in 2002 was $5.7 million.

Liquidity and Capital Resources

      Our primary sources of liquidity are cash flows from operations and borrowings under our revolving credit facility. Our primary uses of cash are funding working capital, capital expenditures and servicing debt.

      We believe that the remaining availability under our senior credit facilities, cash provided by operating activities and the proceeds of this offering will be sufficient to meet our operating and capital requirements for at least the next twelve months. Our continuing liquidity, however, is contingent upon future operating performance, cash flows and our ability to continue to meet financial covenants under our senior credit facilities. We may, from time to time, be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital if and when needed could have a material adverse effect on our business, results of operations and financial condition.

Sources and Uses of Cash

      Our primary sources and uses of cash result from the collection of our trade receivables and payment of trade accounts payable, payroll and other operating accruals. During the quarter ended March 31, 2004 and during the three years ended December 31, 2003, the aging and composition of our receivables remained substantially consistent. As such, changes in cash generated from operations were driven by our overall changes in sales for those respective periods. During the quarter ended March 31, 2004 and during the three years ended December 31, 2003, the aging of our payables and the timing of payments to settle payroll and other operating accruals remained substantially consistent. As such, changes in cash used from operations to settle these liabilities were driven by our overall changes in production and staffing levels.

      In 2004, we expect to contribute $4.8 million to our pension plans and $2.3 million to pay post-retirement welfare benefits.

      There have not been, and we do not expect, any material changes to, the underlying drivers of our operating cash flows.

Three months ended March 31, 2004

      Net investing activities for the three months ended March 31, 2004 and 2003 consisted of capital expenditures of $1.1 million and $5.4 million, respectively. Our 2003 capital expenditures included $4.5 million that was invested in the installation of both improved and incremental wheel-end and other industrial component manufacturing capacity.

      Net financing activities for the three months ended March 31, 2004 were a $4.9 million source of funds, consisting of $215.0 million of proceeds from our senior secured term loan facilities and $5.5 million from our revolving credit facility (see “—Our Senior Credit Facilities” below) that were used to repay $187.6 million of borrowings outstanding under our old senior credit facility, $20.9 million of our existing senior subordinated notes, $7.0 million in financing costs and related accrued interest.

Year ended December 31, 2003

      Net cash from operating activities during the years ended December 31, 2003 and 2002 were $7.8 million and $23.2 million, respectively. Cash was provided by net income adjusted for non-cash items. Working capital uses of cash included increases in accounts receivable and inventory, partially offset by higher current liabilities. These working capital changes resulted primarily from higher levels of business activity.

      Net investing activities during the year ended December 31, 2003 were $8.4 million compared to $10.2 million for the year ended December 31, 2002. Our 2003 investing activities included $15.0 million of capital expenditures, consisting of $9.6 million invested to complete the installation of both incremental wheel-end and other industrial component manufacturing capacity, $0.8 million of enterprise system upgrades, $0.6 million for lightweight wheel-end hub manufacturing capacity and $4.0 million of maintenance and continuous improvement initiatives. Investing expenditures were partially funded by $6.7 million of cash proceeds from the sale of our plant in Emeryville, California, which was relocated to a leased facility, and of a closed facility in Fort Worth, Texas. Our 2002 investing activities consisted of $10.2 million of capital expenditures, which included $4.2 million for a casting manufacturing project, $0.4 million for our enterprise system upgrade project and $0.2 million for the lightweight iron hub project described above, as well as $5.4 million for maintenance and continuous improvement initiatives.

      We expect our capital expenditures to be approximately $10.5 million in 2004. We anticipate that these expenditures will fund (1) investments in new product tooling of approximately $2.3 million for our new C-Series seat line and lightweight wheel-ends, (2) equipment and facility maintenance of approximately $4.5 million and (3) capacity expansion and continuous improvement initiatives of approximately $3.7 million.

      We are evaluating the applicability of the final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, to our foundry operations. If applicable, compliance with the NESHAP may result in future significant capital costs, which we currently expect to be between $5.0 million and $10.0 million during the period 2005 through 2007, which amount has been included in our capital expenditure budgets for the relevant years. See “Business—Environmental Matters.”

      Net financing activities for the year ended December 31, 2003 were $13.5 million, including $12.0 million of net revolver borrowings, $23.9 million of repayments of our old senior credit facilities and $2.6 million of deferred financing fees for debt agreement amendments and equity issuance costs. The equity issuance costs were recorded in connection with the issuance of $41.5 million of our Series E Preferred Stock in exchange for the retirement of $40.0 million in face value of our existing senior subordinated notes, $0.5 million of accrued interest and $1.0 million in cash.

Our Senior Credit Facilities

      On March 16, 2004, we entered into senior credit facilities consisting of a five-year $50.0 million first lien revolving credit facility, a five-year $115.0 million first lien term loan facility and a five-year $100.0 million second lien term loan facility. The first lien term loan facility is to be repaid on a quarterly basis with 1% of the principal amount being repaid in each of the first four years, 1% of the principal amount being amortized in each of the first three quarters of the fifth year and the remainder repaid upon maturity at the end of the fifth year. The second lien term loan facility has no amortization requirements. Subject to certain exceptions, we will be required to make mandatory repayments of and corresponding reductions under the first lien term loan facility (and, after the first lien facilities have been repaid in full, the second lien term loan facility) with the proceeds from (1) asset sales, (2) the issuance of debt securities, (3) equity issuances, (4) insurance and condemnation awards and (5) annual excess cash flow.

      Our senior credit facilities bear interest at a rate per annum equal to, at our election, either (1) Credit Suisse First Boston’s “base rate” plus a certain margin or (2) LIBOR plus a certain margin. Our senior credit facilities impose certain restrictions on us and our subsidiaries, including restrictions on our ability to incur indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets and merge or consolidate. All obligations under our senior credit facilities are jointly and severally guaranteed by all of our direct and indirect domestic subsidiaries.

      As of March 31, 2004, we had $25.6 million of availability under our revolving credit facility, after consideration of outstanding letters of credit and borrowings.

Contractual Obligations and Commercial Commitments

      The following table summarizes our contractual obligations as of December 31, 2003, and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period

					More than
	Total	Less than 1 year	1-3 years	3-5 years	5 years

	(dollars in millions)
Long-term debt(a)	$311.6	$19.5	$136.3	$31.8	$124.0
Operating leases	24.8	4.2	6.3	3.5	10.8
Other long-term liabilities(b)	50.1	7.1	11.1	14.5	17.4

Total obligations	$386.5	$30.8	$153.7	$49.8	$152.2

(a)	On March 16, 2004, we refinanced our old senior credit facility, changing scheduled amortization of long-term debt to $0.9 million in 2004, $3.6 million for the two years ending December 31, 2006, $211.6 million for the two years ending December 31, 2008 and $103.1 million thereafter (see “—Our Senior Credit Facilities” above).

(b)	Consists of post-retirement estimated future benefit payments and estimated pension contributions.

Off-Balance Sheet Arrangements

      Our off-balance sheet arrangements include our operating leases and letters of credit.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles, or GAAP, applied on a consistent basis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures of contingent assets and liabilities during the reporting periods.

      We continually evaluate our accounting policies and the estimates we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

      We believe our critical accounting policies and estimates include accounting for goodwill, pensions and post-retirement benefits, taxes and contingencies.

      Accounting for Goodwill. Since the adoption of SFAS 142 on January 1, 2002, we no longer amortize goodwill but instead test annually for impairment as required by SFAS 142. If the carrying value of goodwill exceeds its fair value, an impairment loss must be recognized. A present value technique is often the best available technique with which to estimate the fair value of a group of assets. The use of a present value technique requires the use of estimates of future cash flows. These cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value as well as our own assumptions. These cash flow estimates are based on reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimating future cash flows and termination values. As a result, several different terminal values are used in our calculations and the likelihood of possible outcomes is considered.

      Pensions and Post-retirement Benefits. We provide pension and retiree welfare benefits to certain salaried and hourly employees upon their retirement. The most significant assumptions in determining our net periodic benefit costs are the expected return on pension plan assets and the healthcare cost trend rate for our post-retirement welfare obligations.

      In 2003, we assumed that the expected long-term rate of return on pension plan assets would be 9.0%. As permitted under paragraph 30 of SFAS 87, the assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in our net periodic benefit cost. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future net periodic benefit cost. The expected return on plan assets is reviewed annually and, if conditions should warrant, would be revised. A change of one percentage point in the expected long-term rate of return on plan assets would have the following effect:

	1%	1%
	Increase	Decrease

	(dollars in thousands)
Effect on net periodic benefit cost	$(495)	$489

      For our post-retirement welfare plans, we assumed a 10.0% annual rate of increase in healthcare costs for 2004, with the rate of increase declining gradually to an ultimate rate of 5.0% by the year 2008 and remaining at that level thereafter. The healthcare cost trend is reviewed annually and, if conditions should warrant, would be revised. A change of one percentage point in the expected healthcare trend would have the following effect:

	1%	1%
	Increase	Decrease

	(dollars in thousands)
Effect on total of service and interest cost	$391	$(353)
Effect on post-retirement benefit obligation	3,938	(3,544)

      At the end of each year, we determine the discount rate to be used to calculate the present value of our pension and post-retirement welfare plan liabilities. The discount rate is an estimate of the current interest rate at which our pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2003, we determined this rate to be 6.25%, a decrease of 0.5% from the 6.75% rate used at December 31, 2002.

      For the years ended December 31, 2003 and 2002, we recognized consolidated pre-tax pension cost of $0.6 million. We currently expect that the consolidated pension cost for 2004 will be approximately $1.0 million. We currently expect to contribute $4.8 million to our pension plans during 2004; however, we may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates and changes in workforce compensation.

      For the year ended December 31, 2003, we recognized a consolidated pre-tax post-retirement welfare benefit cost of $3.5 million, up from $2.0 million in 2002. We currently expect that the consolidated post-retirement welfare benefit cost for 2004 will be approximately $3.8 million. We expect to pay $2.3 million during 2004 in post-retirement welfare benefits.

      Taxes. Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, increased competition, a decline in sales or margins and loss of market share.

      At December 31, 2003, we had total deferred tax assets of $32.1 million. Although realization of our net deferred tax assets is not certain, management has concluded that we will more likely than not realize the full benefit of the deferred tax assets.

      Contingencies. We are subject to the possibility of various loss contingencies arising in the ordinary course of business resulting from a variety of environmental and pollution control laws and regulations. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amounts of loss, in determination of loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us, resulting from our ongoing monitoring activities and progress with the related regulatory agencies, to determine whether the accruals should be adjusted. If the amount of the actual loss is greater than the amount we have accrued, this would have an adverse impact on our operating results in that period.

Recent Accounting Pronouncements

•	Derivative Instruments and Hedging. On April 30, 2003, the Financial Accounting Standards Board, or FASB, issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 was effective for us on a prospective basis for contracts entered into or modified and for hedging relationships designated for fiscal periods beginning after June 30, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

•	Classification of Financial Instruments. On May 15, 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, even though it might previously have been classified as equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and applies to all financial instruments in the first interim period beginning after June 15, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

•	Variable Interest Entities. On December 24, 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation 46, “Consolidation of Variable Interest Entities.” The term “variable interest” is defined in FIN 46 as “contractual, ownership or other pecuniary interest in an entity that change with changes in the entity’s net asset value.” Variable interests are investments or other interests that will absorb a portion of an entity’s expected losses if they occur or receive portions of the entity’s expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. We do not expect the recognition provisions of FIN 46 or FIN 46R to have an impact on our business, results of operations or financial position. This statement had, and is expected to have, no effect on our consolidated financial statements.

•	Post-retirement Benefits. On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act became effective, which introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions,” requires presently enacted changes in relevant laws to be considered in current period measurements of post-retirement benefit costs and the post-retirement benefit obligation. However, specific authoritative guidance on the accounting for the federal subsidy is currently pending, and we have elected to defer accounting for the effects of this pronouncement as allowed by this staff position. It is not certain at this time what effects this law and pronouncement will have on our business, results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

      Our market sensitive instruments do not subject us to material market risk exposures except as such risks relate to interest rate fluctuations. As of December 31, 2003, we had debt outstanding with a carrying value of $309.1 million. The estimated fair value of this debt was $311.6 million. Fixed interest rate debt outstanding as of December 31, 2003 represented 38.3% of total debt, carried an average interest rate of 15.0% and would have matured in 2009. Variable interest rate debt outstanding as of December 31, 2003 had an average interest rate at that date of 5.7% and would have matured as follows: $19.5 million in 2004, $35.0 million in 2005, $101.3 million in 2006, $31.8 million in 2007 and $3.1 million thereafter.

      On March 31, 2004, we had debt outstanding with a carrying value of $321.7 million. The estimated fair value of this debt was $323.6 million. Fixed interest rate debt outstanding as of March 31, 2004 represented 30.5% of total debt, carried an average interest rate of 15.0% and matures in 2009. Variable interest rate debt outstanding as of March 31, 2004 had an average interest rate at 6.9% and matures as follows: $0.9 million in 2004, $1.2 million in 2005, $1.2 million in 2006, $3.6 million in 2007, $115.9 million in 2008 and $3.1 million thereafter. A change in interest rates of 1.0% would result in a $1.0 million increase or decrease in interest expense on an annual basis.

      In April 2004, we entered into an interest rate cap on $59.0 million of our senior secured credit facility term loans at a fixed LIBOR rate of 3% from October 16, 2004 through March 16, 2005 to fix a portion of our variable rate senior credit facilities.

Hedging

      We are not a party to any hedging agreements or arrangements other than the interest rate cap described above.

INDUSTRY

      We compete in the North American truck components industry and primarily serve the Class 8 truck market and, to a lesser extent, the Class 5-7 truck market and other industrial markets. We sell our products primarily to truck OEMs (51% of 2003 net sales) and the related aftermarket (28% of 2003 net sales), with the remainder of sales made to customers in industrial markets. Our net sales as a percentage of total sales to the Class 8 OEM, Class 5-7 OEM and other industrial markets were 36%, 15% and 21%, respectively, in 2003. Foreign competition is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspects of many of our products, the need to be responsive to order changes on short notice and the small labor component to most products. The following is an overview of the truck components industry and each of the markets that we serve. Whenever we refer to trucks, truck production and the truck and truck components industries and markets we mean North American trucks, truck production and truck and truck components industries and markets.

Truck Components Industry

      The truck components industry is comprised of heavy- and medium-duty truck components suppliers. The truck components industry is highly fragmented and comprised of several large companies and many smaller companies. In addition, the heavy-duty truck components industry is characterized by relatively low production volumes as well as considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time, or JIT, delivery requirements to meet OEM volume demand and (5) strong name-brand recognition.

      The relationship between supplier and OEM generally tends to be close, cooperative and long-term in nature, requiring a substantial investment of time and resources by both parties. In many cases, a supplier’s components are made standard equipment on an OEM’s product line, further solidifying the relationship. Once a component is chosen as standard on a line of trucks, any truck ordered in that line will come with the standard component unless the end user specifically requests a different product, which generally results in the payment of an additional charge by the end user to the OEM. As a result, the selection of a product as standard on a line of trucks will generally create a steady demand for that product, both in the OEM market and in the aftermarket, since end users are more likely to use the standard component for replacement.

Commercial Truck Market Overview

      Commercial trucks are segmented into four major classes numbered 5 through 8. Medium-duty trucks, segmented into classes 5, 6 and 7, include buses and smaller transport vehicles, and are primarily used for regional package delivery, utility or construction. Heavy-duty trucks, or the Class 8 category, are used for the large majority of all truck tonmiles (movement equal to one ton over one mile). While the majority of these tonmiles are long haul, Class 8 trucks also fill a niche as a regional delivery alternative.

	Class 5	Class 6	Class 7	Class 8

Weight (lbs.)	16,001-19,500	19,501-26,000	26,001-33,000	over 33,000
Example	Delivery Trucks	Beverage Trucks	Garbage Trucks	Tractor-Trailers
Units	38,748	68,293	88,982	176,774

Note:	Units represent 2003 production levels as reported in ACT Research (April 2004).

Class 8 Truck Market

      The global Class 8 truck manufacturing market is concentrated in three primary regions: North America, Asia-Pacific and Europe. We believe that North America has the largest truck market of these three regions. The global Class 8 truck market is localized in nature due to the following factors: (1) the prohibitive costs of shipping components from one region to another, (2) the high degree of customization of Class 8 trucks to meet the region-specific demands of end users, (3) the localized nature of regulation of the truck and truck components industries and (4) the ability to meet JIT delivery.

      According to ACT, four companies represented approximately 99% of North American Class 8 truck production in 2003. The percentages of Class 8 production represented by Freightliner, PACCAR, Volvo/ Mack and International were 39%, 25%, 19% and 16%, respectively.

      The following chart illustrates historical North American Class 8 truck production as well as forecasts from ACT:

North American Class 8 Truck Production

(number of trucks in thousands)

“E”—Estimated

Source:	ACT Research (February and April 2004).

Historical and Projected Class 8 Truck Results

      The North American Class 8 truck industry experienced substantial growth during the 1990s, reaching a peak in 1999 with 332,587 production units. From mid-2000 through 2001, the industry experienced a significant cyclical decline caused by a number of events:

(1) the recessionary economic environment;

(2) the large number of new trucks introduced into the truck fleet from 1998 to early 2000, due in part to specific marketing programs such as buyback guarantees offered by the major truck manufacturers; and

(3) the large number of quality used trucks available at relatively low prices.

      These factors resulted in 2001 unit production declining approximately 56% from peak unit production in 1999.

      Following the substantial decline from 1999 to 2001, truck unit production increased modestly to 181,199 units in 2002 from 145,978 units produced in 2001, due primarily to the pre-buying of trucks that occurred prior to the October 2002 mandate for more stringent engine emissions requirements. Subsequent to the pre-buy, truck production continued to remain at historically low levels due to the continuing economic recession and the reluctance of many trucking companies to invest in the more expensive and newly compliant equipment.

      North American Class 8 truck production of 176,774 units in 2003 remained substantially similar to 2002 production. During the first half of 2003, the economy remained in its recessionary mode as the United States commenced war in Iraq. New truck purchases remained subdued, and the age of the average truck on the road continued to increase. In mid-2003, evidence of renewed growth emerged and truck tonmiles began to increase. Accompanying the increase in truck tonmiles, new truck sales also began to increase. In the second half of 2003, new truck dealer inventories declined and, consequently, OEM truck order backlogs began to increase. According to ACT, monthly truck order rates began increasing significantly in December 2003 and have continued to do so since. Class 8 net truck orders for the first quarter of 2004 were 96,318 units, up 113.3% from 45,151 units in the first quarter in the prior year. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand.

      The following table illustrates North American Class 8 truck orders for the first quarter of 2004 compared to the first quarter of 2003:

North American Class 8 Truck Orders

(units in thousands)

Sources:	ACT Research—Monthly Market Indicators (April 2004); ACT Research—Truck, Bus and RV Industry Management Statistics (April 2004).

      According to ACT, unit production for 2004 is estimated to increase approximately 36.4% over 2003 levels to 241,089 units. According to the same source, truck unit production is expected to continue increasing in 2005 and 2006, with projected unit production of 296,965 units and 356,033 units, respectively. We believe that this projected increase is due to factors including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks and (3) the growing need to replace aging truck fleets.

      ACT forecasts that production in 2007 will be 283,384 units, a decline of approximately 20% from 2006 levels, due to new environmental standards that are expected to be introduced by the U.S. Environmental Protection Agency in 2007. This decline would be similar in nature to what occurred after October 2002 following the introduction of the new EPA standards. ACT projects that 2008 production will reach 350,914 units, an increase of approximately 24% from 2007 levels. We believe that this increase in volume is consistent with a sustained improvement in economic conditions and ACT’s projected growth in Class 8 tonmiles.

Industry Drivers

Economic Conditions

      The North American truck industry is directly influenced by overall economic growth and consumer spending. Since truck OEMs supply the fleet lines of North America, their production levels generally match the demand for freight. The freight carried by these trucks includes consumer goods, machinery, food and beverages, construction equipment and supplies, electronic equipment and a wide variety of other materials. Since most of these items are driven by macroeconomic conditions, the truck industry tends to follow trends of gross domestic product, or GDP. Generally, given the dependence of North American shippers on trucking as a freight alternative, general economic conditions have been a primary indicator of future truck builds.

Truck Freight Growth

      ACT projects that total domestic truck freight will continue to increase over the next five years, driven by growth in GDP. ACT forecasts that total heavy-duty truck tonmiles are projected to increase from 2,545 billion in 2003 to 3,083 billion in 2008, as summarized in the following graph:

Total U.S. Tonmiles (Class 8)

(number of tonmiles in billions)

“E”—Estimated

Source:	Freight Transportation Research Associates (April 2004).

      National suppliers and distribution centers, burdened by the pricing pressure of large manufacturing and retail customers, have continued to reduce on-site inventory levels. This reduction requires freight handlers to provide “to-the-hour” delivery options in order to maintain operating efficiency. As a result, Class 8 heavy-duty trucks have replaced manufacturing warehouses as the preferred temporary storage facility for inventory. Since trucks are typically viewed as the most reliable and flexible shipping alternative, truck tonmiles, as well as truck platform improvements, should continue to increase in order to meet the increasing need for flexibility under the JIT system.

Truck Replacement Cycle and Fleet Aging

      In 2002, the average age of Class 8 trucks passed the ten-year average of 5.5 years. In 2003, the average age increased further to 5.9 years. The average fleet age tends to run in cycles as freight companies permit their truck fleets to age during periods of lagging demand and then replenish those fleets during periods of increasing demand. Additionally, as truck fleets age, their maintenance costs increase. Freight companies must therefore continually evaluate the economics between repair and replacement. Other factors such as inventory management and the growth in less-than-truckload, or LTL, freight shipping also tend to increase fleet mileage and, as a result, the truck replacement cycle. The chart below illustrates the average age of active U.S. heavy-duty trucks:

Average Age of Active U.S. Heavy-Duty Trucks

(number of years)

Source: ACT Research (2004).

Suppliers’ Relationships with OEMs

      Supplier relationships with OEMs are long-term, close and cooperative in nature. OEMs must expend both time and resources to work with suppliers to form an efficient and trusted operating relationship. Following this investment, and in some cases, the designation of a supplier as standard, OEMs are typically hesitant to change suppliers given the potential for disruptions in production.

Growth in the Aftermarket for Components

      Aftermarket sales are tied to the age and number of vehicles in service, the need for replacement parts and total tonmiles. The aftermarket is a growing market as the overall size of the North American fleet of Class 8 trucks has continued to increase and is attractive because of the recurring nature of the sales. Additionally, aftermarket sales tend to be at a higher margin, as truck component suppliers are able to leverage their already established fixed cost base and exert moderate pricing power with their replacement parts. The recurring nature of aftermarket revenue provides some insulation to the overall cyclical nature of the industry, as it tends to provide a more stable stream of earnings.

Class 5-7 Truck Market

      Class 5-7 trucks, which include buses and specialty vehicles, are smaller, less expensive vehicles that are generally used for short haul and more commodity-like hauling, which fluctuate less with changes in the economy. The Class 5-7 truck market produced an estimated 268,075 units in 1999 and 185,242 units in 2001, and has grown since 2001 to an estimated 196,023 units in 2003. This market is forecasted by ACT to continue to grow over the next four years, reaching an estimated 287,226 units in 2008.

Various Industrial Markets

      We also service a number of other markets, including industrial, construction, agriculture and lawn and garden. With the exception of the agriculture market, these markets are tied to general economic conditions. The agriculture market is tied to those environmental and other factors which impact agricultural production.

BUSINESS

The Company

      We are one of the largest North American manufacturers of truck components for the heavy- and medium-duty truck industries, including the bus and specialty vehicle markets. We primarily serve the North American Class 8 truck market, and, to a lesser extent, the Class 5-7 truck market and other industrial markets. We sell our products to substantially all of the Class 8 OEMs, which include (1) PACCAR, with its Peterbilt and Kenworth brand trucks, (2) Freightliner, with its Freightliner, Sterling and Western Star brand trucks, (3) International, with its International brand trucks, and (4) Volvo/ Mack, with its Volvo and Mack brand trucks. We believe that our reputation for design, quality, customer service, timely delivery and advanced manufacturing capabilities has helped us to develop strong, longstanding relationships with the leading OEMs in the industry, and we remain committed to continuing to build and grow these relationships.

      Our strategy of focusing on the truck components industry has enabled us to grow into one of the leading truck components manufacturers in North America and to develop TTI as a trusted name for quality and service. We design, manufacture and market one of the broadest portfolios of truck components in the industry. Our products include wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other truck components. We also manufacture products for various industrial end-markets, including industrial components and farm implements. Our products are marketed under what we believe are some of the most recognized brand names in the industry, including Gunite, Imperial, Bostrom, Fabco and Brillion. Our product portfolio is supported by a centralized sales and marketing department and is manufactured in twelve strategically located facilities across the United States.

      We were founded as Johnstown America Industries, Inc. in 1991 with the purchase of Bethlehem Steel Corporation’s freight car manufacturing operations. After an initial public offering in July 1993, we continued to grow and transform our business through a series of acquisitions in the truck components industry completed between 1995 and 1999. Following the sale of our freight car operations in June 1999, we officially changed our name to Transportation Technologies Industries, Inc. In March 2000, we were acquired in a going-private transaction by an investor group led by our management and Trimaran Capital Partners, L.L.C.

Competitive Strengths

      By capitalizing on our strengths, we have grown into one of North America’s largest manufacturers of components to the heavy- and medium-duty truck industries, including the bus and specialty vehicle markets. These strengths include:

•	Leading and Sustainable Market Positions. We believe that substantially all Class 8 truck models manufactured in North America contain one or more TTI components. We believe that we have a number one or number two market position in North America for many of our product lines, which include some of the most recognized brand names in the industry for quality and performance. These product lines represented approximately 60% of our net sales to the Class 8 truck market in 2003. We are also often the sole-source supplier to our major customers. We believe that our leading supplier position across a number of product lines and our strong reputation for product design, product quality, on-time delivery and competitive pricing provide us with a competitive advantage. Our North American number one or number two market positions in 2003 are as follows:

Product	Brand	Market Position

Brake drums	Gunite	#1
Disc wheel hubs	Gunite	#1
Spoke wheels	Gunite	#1
Metal grill and crown assemblies	Imperial	#1
Chrome plating and polishing	Imperial	#1
Bumpers	Imperial	#2
Fuel tanks	Imperial	#2
Seating assemblies	Bostrom	#2

We currently face limited foreign competition in our industry, and we do not expect this to change due to factors including (1) the high cost of shipping due to the considerable weight and size of many of our products, (2) the concern about inferior quality in foreign-manufactured truck components by our customers and end users of our products, particularly given the safety aspect of many of those products, (3) the need for truck component suppliers to be responsive to order changes on short notice, (4) the low production volume and high number of SKUs that we produce and (5) the small labor component to our products.

•	Diverse Product Mix. We offer a broad array of products and services to the heavy- and medium-duty truck industries, resulting in a diverse product mix. In 2003, we produced more than 19,000 SKUs. We believe that our substantial product breadth provides us with a competitive advantage because it allows us to meet more of our customers’ demands as they increasingly seek to outsource and streamline their supplier base. Our diverse product mix allows us to access various end-markets, including heavy- and medium-duty truck (including bus and specialty vehicle), as well as truck aftermarket, agriculture, construction and lawn and garden.

•	Strong Customer Relationships. Our focus on providing high-quality products across our broad platform has enabled us to develop longstanding relationships with our customer base. Our centralized sales and marketing department enables us to provide our customers with the valued convenience of “one-stop shopping” for our entire product portfolio. Our reputation for design, quality, customer service, timely delivery and advanced manufacturing capabilities has positioned us well with leading truck OEMs such as PACCAR, Freightliner, International and Volvo/ Mack. We and our predecessors have relationships with each of these manufacturers going back at least 45 years. We provide standard content to a majority of truck platforms at each of our major customers, providing us with a recurring revenue base. The strength of our reputation is further evidenced by numerous customer awards, including PACCAR Preferred Supplier and Freightliner Masters of Quality. These awards place us among a select group of suppliers and enhance our ability to continue to win business and serve our customers as a preferred supplier.

•	Favorable Cost Structure; Improvements in Efficiency and Capacity. We believe that we have a highly competitive cost structure compared with our competitors. Over the past several years, we have reduced our fixed costs and increased our operating efficiencies, resulting in a low fixed-cost structure. We have streamlined operations through reduced headcount, the addition of more efficient manufacturing capabilities and the consolidation and integration of some of our manufacturing plants. As a result, we have maintained our gross profit margin over the past three years despite a reduction in Class 8 truck builds of 30% from 252,006 units in 2000 to 176,774 units in 2003. We believe that we are well positioned to maximize our profitability through the projected growth in truck demand through 2008, with minimal incremental capital investment and incremental fixed overhead. Improvements in efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks. We have also begun to implement surcharges on a portion of the increase in some of the raw materials costs in our wheel-end business with a goal of reducing our exposure to future increases.

•	Significant and Growing Aftermarket Presence. Our aftermarket business represented approximately 28% of our net sales in 2003. The aftermarket represents a stable, recurring and higher margin portion of our business. Our aftermarket sales grew from $87.0 million in 1999 to $122.3 million in 2003, a compound annual growth rate of 8.9%. This compares favorably to the decrease in tonmiles in the Class 8 truck market over the same period from 2,581 billion to 2,545 billion, a decline of 1.4%, which we believe is the best indicator of overall performance in the aftermarket. We believe that our increased penetration is a direct result of our focus on the aftermarket, including a dedicated field sales force and the growing number of our products that have achieved standard status at our major OEM customers, which together have led to the increased use of our replacement parts. In addition, we have leadership positions in products that need to be replaced frequently, such as brake drums and seats that continually wear with use. Major aftermarket customers include OEM dealer networks, wholesale distributors and aftermarket buying groups.

•	Experienced Management Team. Our senior management team is highly experienced, having spent an average of more than 25 years in heavy manufacturing, including the Class 8 truck market. This team was instrumental in founding and building our company through sourcing and integrating key acquisitions. Additionally, our management team has had success in growing the business, improving operations and strengthening customer relationships under various economic conditions.

Strategy

      We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented since 1999, will enable us to benefit significantly from the anticipated growth in the North American Class 8 truck market through increased sales and profitability. Despite a 47% decrease in Class 8 trucks built in 2003 compared to 1999, we estimate that we generated $899 of Class 8 OEM net sales per Class 8 truck built in 2003 as compared to $759 in the last truck production peak in 1999, an 18% increase. Specifically, key investments in our operations and increased capacity in addition to reduced headcount, improvement in manufacturing efficiencies and consolidation of manufacturing facilities, have strengthened our business platform. Accordingly, we believe that as truck build rates increase, we are well positioned to generate profits and margins that will compare favorably to those achieved at similar build rates during the last industry growth period. We are committed to executing this strategy and continuing our efforts to build a sustainable business platform in our industry through the following initiatives:

•	Enhance Market Position through Cross-Selling. We believe that by cross-selling the products offered under each of our brand names as part of our “one-stop shopping” strategy, we have an opportunity to increase our market position in the heavy- and medium-duty truck components industries. The majority of truck components suppliers have not capitalized on the sale of multiple products to OEMs, due to either a narrow product offering or a decentralized marketing effort. As a result of our broad product offering and our centralized sales and marketing department, OEMs are able to purchase all of our products through one primary company contact, allowing us to build even stronger relationships with our customers. We believe that this strategy has contributed to the increase in our overall OEM market share since 1999. By continuing to focus on our cross-selling efforts, we believe that we can maximize our penetration and gain additional market share in the heavy- and medium-duty truck components industries, including the aftermarket.

•	Increase Products under Standard Supplier Arrangements. We provide standard content to a majority of truck platforms at each of PACCAR, Freightliner, International and Volvo/ Mack, and generated 70% of our 2003 net sales to Class 5-8 OEMs as a result of our standard supplier arrangements. We continue to focus on these relationships in order to become the standard supplier for additional truck platforms, thereby allowing us to generate incremental business with each of the major OEMs. Recently, we have begun focusing on the end user truck fleets in order to generate pull-through demand to increase our standard content. Once our products are selected as standard equipment for a given product platform, we enjoy a competitive advantage as a result of the steady demand for our products, both in the OEM market and in the aftermarket. Due to increased OEM outsourcing and the current fragmentation of the truck components industry, we believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier. We also expect that an increase in our standard supplier positions will contribute to the continued growth of our aftermarket business.

•	Enhance Profitability through Operating Efficiencies. We intend to build on the success of our past cost improvement initiatives. We continue to identify opportunities to enhance our operating performance and improve profitability. These opportunities include a continued focus on manufacturing efficiencies and the implementation of lean Six Sigma manufacturing principles, as well as various sourcing initiatives to control material costs.

•	Focus on Product Innovation. We have a track record of developing product innovations that have translated into increased sales and market share for our company. We recently developed a number of new generation products, such as our Ductilite lightweight iron hub under the Gunite brand and our C-Series seat under the Bostrom brand. Our close relationships with Class 8 OEMs provide us with the opportunity to work closely with them in their design and engineering processes, enabling us to secure additional business by responding to OEM requests and initiating product improvements and design. We currently employ an engineering staff of more than 40 people who are dedicated to both internal product innovation as well as assisting in the design of our OEM customers’ products. We believe that by continuing to focus on these areas, we will continue to see market share gains. Our new product development is currently focused on the introduction of newly designed wheel-end components that are lighter without compromising product strength or durability, as well as the addition of new features to our C-Series seats.

•	Expand Truck Aftermarket Penetration. We have increased our net sales to the aftermarket over the past four years, from $87.0 million in 1999 to $122.3 million in 2003, a compound annual growth rate of 8.9%. We believe that we have been able to grow our aftermarket business substantially as a result of the strength of our brands, our focus on building relationships with the major aftermarket buying groups, wholesale distributors and OEM dealer networks, our attention to aftermarket-specific requirements, such as packaging, availability and shipping, and the increasing number of our products achieving standard status as the sole source at the major OEM customers. These efforts have led to a large installed base for our products and the increased use of our replacement parts. We intend to continue our focus on increasing aftermarket penetration. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production, due to the record number of trucks produced in the past decade and our leading OEM market share.

•	Disciplined Growth through Acquisitions. We intend to continue to expand our portfolio of products through select strategic acquisitions in the industry. We believe that we are well positioned to pursue and integrate acquisitions in the truck components industry. We believe that our improved capital structure, our ability to issue securities for acquisitions and strong financial performance will enable us to take advantage of select opportunities in our fragmented industry. Increasing our size and scale, along with continuing to strengthen our product portfolio, should enable us to further penetrate existing customers and enhance our position as a “one-stop” supplier to OEMs.

Product Overview

      We design, produce and market one of the broadest portfolios of truck components in the industry. We classify our products under several categories, which include wheel-end components and assemblies, truck body and chassis parts, seating assemblies, other truck components, farm implements and other industrial components. The following describes our major product lines and brands.

Wheel-End Components and Assemblies (approximately 45% of 2003 net sales)

      We are the leading North American supplier of wheel-end components and assemblies to the heavy- and medium-duty truck markets and related aftermarket. Our wheel-end components and assemblies are marketed under the Gunite brand. We produce four basic wheel-end assemblies: (1) disc wheel hub/brake drum, (2) spoke wheel/brake drum, (3) spoke wheel/brake rotor and (4) disc wheel hub/brake rotor. We also manufacture a full line of wheel-end components for the Class 5-8 truck market, such as brake drums, disc wheel hubs, spoke wheels, rotors and automatic slack adjusters. The majority of these components are critical to the safe operation of the vehicle. A description of each of our major wheel-end components is summarized below.

•	Brake Drums. We offer a variety of heavy- and medium-duty brake drums for truck, trailer, bus and off-highway applications. A brake drum is a braking device utilized in a “drum brake” which is typically made of iron and has a machined surface on the inside. When the brake is applied, air or brake fluid is forced, under pressure, into a wheel cylinder which, in turn, pushes a brake shoe into contact with the machined surface on the inside of the drum and stops the vehicle. Our brake drums are custom-engineered to the exact requirements for a broad range of applications, including logging, mining and more traditional over-the-road vehicles. To ensure product quality, we continually work with brake and lining manufacturers to optimize brake drum and brake system performance. Brake drums are our primary aftermarket product. The aftermarket opportunities in this product line are substantial as brake drums continually wear with use and eventually need to be replaced, although the timing of such replacement depends on the severity of service.

•	Disc Wheel Hubs. We manufacture a complete line of traditional ferrous disc wheel hubs for Class 5-8 trucks and trailers. A disc wheel hub is the connecting piece between the brake system and the axle upon which the wheel and tire are mounted. In addition, we offer a line of lightweight cast iron hubs that provide users with improved operating efficiency. Our lightweight hubs utilize advanced metallurgy and unique structural designs to offer both significant weight savings and lower costs due to fewer maintenance requirements. Our product line also includes finely machined hubs for anti-lock braking systems, or ABS, which enhance vehicle safety. These hubs have been mandated for all new trucks with air brakes since March 1997 and all new trailers with air brakes since March 1998.

•	Spoke Wheels. Due to their greater strength and reduced downtime, we manufacture a full line of spoke wheels for Class 5-8 trucks and trailers. While disc wheel hubs have begun to displace spoke wheels, they are still popular for severe-duty applications such as off-highway vehicles, refuse vehicles and school buses. Our product line also includes finely machined wheels for ABS systems, similar to our disc wheel hubs.

•	Disc Brake Rotors. We have become one of the leaders in the development of durable, lightweight disc brake rotors for a variety of heavy-duty truck applications. A disc rotor is a braking device that is typically made of iron with highly machined surfaces. Once a disc brake is applied, brake fluid from the master cylinder is forced into a caliper where it presses against a piston, which then squeezes two brake pads against the disc rotor and stops the vehicle. Disc brakes are generally viewed as more efficient, although more expensive, than drum brakes and are often found in the front of a vehicle with drum brakes often located in the rear. We were the first manufacturer to introduce ventilated disc brake rotors that significantly improved heat dissipation as required for applications on Class 7 and 8 vehicles. We offer one of the most complete lines of heavy-duty and medium-duty disc brake rotors in the industry.

•	Automatic Slack Adjusters. Automatic slack adjusters react to, and adjust for, variations in brake shoe-to-drum clearance and maintain the proper amount of space between the shoe and drum. Our automatic slack adjusters automatically adjust the brake shoe-to-brake drum clearance, ensuring that this clearance is always constant at the time of braking. The use of automatic slack adjusters reduces maintenance costs, improves braking performance and minimizes side-to-pull and stopping distance. Automatic slack adjusters were mandated for all new trucks in the United States beginning in 1994 and in Mexico since January 1, 2004.

Truck Body and Chassis Parts (approximately 20% of net sales)

      We are a leading supplier of truck body and chassis parts to heavy- and medium-duty truck manufacturers, including bus manufacturers. We fabricate a broad line of truck body and chassis parts under the Imperial brand name, including bumpers, battery and toolboxes, crown assemblies, bus component and chassis assemblies, fuel tanks, roofs, fenders and crossmembers. We also provide a variety of value-added services, such as chrome plating and polishing and the kitting and assembly of exhaust systems.

      We specialize in the fabrication of components requiring a significant amount of tooling or customization. Due to the intricate nature of these parts, our truck body and chassis parts manufacturing operations are characterized by low-volume production runs. Additionally, because each truck is uniquely customized to end user specifications, we have developed flexible production systems that are capable of accommodating multiple variations for each product design. A description of each of our major truck body and chassis parts is summarized below.

•	Bumpers. We manufacture a wide variety of steel and aluminum bumpers, as well as polish and chrome these products with pre-plate and decorative polishing to meet specific OEM requirements.

•	Fuel Tanks. We manufacture and assemble aluminum and steel fuel tanks, fuel tank ends and fuel tank straps, as well as polish fuel tanks.

•	Bus Components and Chassis Assembly. We manufacture stainless steel chassis frames, body parts and fuel tanks for buses. We have developed a particular competency in the manufacture and assembly of low-floor bus chassis.

•	Battery Boxes and Toolboxes. We manufacture, as well as polish, steel and aluminum battery and toolboxes for our heavy-duty truck OEM customers.

•	Front-End Crossmembers. We fabricate and assemble front-end crossmembers for Class 8 trucks. A crossmember is a structural component of a chassis. These products are manufactured from heavy steel and assembled to customer line-set schedules.

•	Muffler Assemblies. We fabricate, assemble, chrome-plate and polish muffler assemblies consisting of large diameter exhaust tubing assembled with a muffler manufactured by a third party.

•	Crown Assemblies and Components. We manufacture multiple styles of crown assemblies and components. A crown assembly is the highly visible front grill and nameplate of the truck. These products are fabricated from both steel and aluminum and are chrome-plated and polished.

•	Other Products. We fabricate a wide variety of assemblies and chrome-plate and polish numerous other components for truck manufacturers, bus manufacturers and OEM suppliers. These products include fenders, exhaust components, sun visors, windshield masts, step assemblies, quarter fender brackets, underbelly brackets, fuel tank supports, hood inner panels, door assemblies, dash panel assemblies, outrigger assemblies and various other components.

Seating Assemblies (approximately 10% of 2003 net sales)

      Under the Bostrom brand name, we design, engineer and manufacture air suspension and static seating assemblies for heavy- and medium-duty trucks, the related aftermarket and school and transit buses. All major North American heavy-duty truck manufacturers offer our seats as standard or as an option.

      Seating assemblies are primarily differentiated on comfort, price and quality, with driver comfort being especially important given the substantial amount of time that truck drivers spend on the road. Our seating assemblies typically utilize a “scissor-type” suspension, which we believe offers superior cushioning for the driver.

      We have invested significantly to maintain our position as one of the leaders in the development of innovative seating assemblies. Our new “C-Series” product line is scheduled for production in the third quarter of 2004. This next-generation seat features many new benefits, including modular assembly, seat pan extension and a wider, more stable suspension. In 1999, we introduced a new “Wide Ride” seat concept in response to customer demand for a wider, more comfortable product, and in 2001 we introduced the “Liberty Series” focused on the aftermarket.

      Our current line of seats is the “T-Series,” which offers a number of different styles based on back height, weight, number of armrests, color, ability to adjust height and tilt and suspension system. In addition to the T-Series, we have also developed a mechanical seat under the Viking name, designed for construction equipment and rugged applications, as well as a seat designed for short runs on quick deliveries under the “Baja” name.

Other Truck Components (approximately 7% of 2003 net sales)

      We produce other truck components, including steerable drive axles and gearboxes as well as engine and transmission components.

•	Steerable Drive Axles and Gear Boxes. We are a leading supplier of steerable drive axles, gearboxes and related parts for heavy- and medium-duty on/off highway trucks and utility vehicles under the Fabco and Sisu brand names. Our axles and gearboxes are utilized by most major North American heavy- and medium-duty truck manufacturers and modification centers. We also supply replacement parts for all of our products to OEMs and, in some cases, directly to end users. Our quick turnaround of parts minimizes the need for our customers to maintain their own parts inventory.

•	Transmission and Engine-Related Components. We are a leading manufacturer of transmission and engine-related components to the Class 5-8 truck markets under the Brillion brand name, including flywheels, transmission and engine-related housings and chassis brackets.

Industrial Components and Farm Implements (approximately 18% of 2003 net sales)

      We produce components for a wide variety of applications to the industrial machinery and construction equipment markets under the Brillion brand name, including flywheels, pump housings, small engine components and other industrial components. Our industrial components are made to specific customer requirements and, as a result, our product designs are typically proprietary to our customers. We also design, manufacture and market a leading line of farm equipment and lawn and garden products for the “behind-the-tractor” market, including pulverizers, seeders, mulchers, deep tillers, grass feeders and cultivators under the Brillion brand name.

Customers

      We market our components to more than 1,000 customers, including most of the major North American heavy-and medium-duty truck and trailer OEMs, as well as to the major aftermarket suppliers, including OEM dealer networks, wholesale distributors and aftermarket buying groups. Our largest customers are PACCAR, Freightliner, International and Volvo/ Mack, which combined accounted for 59% of our net sales in 2003. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and position as a standard supplier for a variety of truck lines. We believe that we will continue to be able to effectively compete for our customers’ business due to the high quality of our products, the breadth of our product portfolio and our continued innovation.

Sales and Marketing

      We have an integrated, corporate-wide sales and marketing group. We have dedicated salespeople who reside near the headquarters of each of the four major truck OEMs and who spend substantially all of their professional time coordinating new sales opportunities and developing our relationship with the OEMs. These sales professionals function as a single point of contact with the OEMs, providing “one-stop shopping” for all of our products. Each brand has sales and marketing personnel who, together with sales engineers, have in-depth product knowledge and provide support to the designated OEM salespeople.

      We also have fleet sales coverage focused on our wheel-end and seating assembly markets who seek to develop relationships directly with fleets to create “pull-through” demand for our products. This effort is intended to help convince the truck OEMs to make our products standard and to create sales by encouraging fleets to specify our products on the trucks that they purchase, even if our product is not standard.

      In addition, we have aftermarket sales coverage for our various products, particularly wheel-ends and seating assemblies. These salespeople promote and sell our products to the aftermarket, including OEM dealers, warehouse distributors and aftermarket buying groups. The size and effectiveness of this sales coverage has increased in recent years and has contributed to our growth in aftermarket sales.

Manufacturing

      We operate twelve manufacturing facilities, which are characterized by advanced manufacturing capabilities and six just-in-time sequencing facilities in the U.S. Our manufacturing operations are located in Alabama, California, Illinois, Indiana, Tennessee, Texas, Virginia, Washington and Wisconsin. These facilities are strategically located to meet our manufacturing needs and the demands of our customers. In particular, in our wheel-end and assembly market, we believe that our highly-integrated manufacturing operations provide us with a competitive advantage, as we are able to combine our high quality castings from our facilities in Brillion, Wisconsin and Rockford, Illinois with our machining, assembly, welding and painting operations in Elkhart, Indiana.

      All of our significant operations are QS-9000 certified, which means that they comply with certain quality assurance standards for truck components suppliers. Our manufacturing operations are highly regarded by our customers, and we have received numerous quality awards from our customers including PACCAR Preferred Supplier and Freightliner Masters of Quality.

Properties

      The table below sets forth certain information regarding each of our owned and leased properties. These properties are suitable and adequate for our business.

Facility Overview

		Brands	Owned/	Size
Location	Business function	manufactured	leased	(sq. feet)

Chicago, IL	Corporate Headquarters	TTI	Leased	10,000
Rockford, IL	Wheel-end Foundry, Warehouse, Administrative Office	Gunite	Owned	619,000
Elkhart, IN	Machining and Assembling—Hub, Drums and Rotors	Gunite	Owned	258,000
Elkhart, IN	Machining and Assembling—Automatic Slack Adjusters	Gunite	Leased	37,000
Elkhart, IN	Warehouse	Gunite	Leased	108,000
Erie, PA	Inactive	Gunite	Owned	108,000
Brillion, WI	Molding, Finishing, Farm Equipment, Administrative Office	Brillion	Owned	593,200
Portland, TN	Metal Fabricating, Stamping, Assembly, Administrative Office	Imperial	Leased	200,000
Portland, TN	Plating and Polishing	Imperial	Owned	86,000
Decatur, TX	Metal Fabricating, Stamping, Assembly, Machining and Polishing Shop	Imperial	Owned	122,000
Dublin, VA	Tube Bending, Assembly and Line Sequencing	Imperial	Owned/ Leased	116,000
Chehalis, WA	Metal Fabricating, Stamping, Assembly	Imperial	Owned	90,000
Gainesville, TX	Assembly and Line Sequencing, Painting	Imperial	Leased	21,000
Piedmont, AL	Manufacturing, Administrative Office	Bostrom	Owned(1)	200,000
Piedmont, AL	Warehouse	Bostrom	Leased	19,000
Piedmont, AL	Warehouse	Bostrom	Leased	10,000
Livermore, CA	Manufacturing, Warehouse, Administrative Office	Fabco	Leased	56,800

(1)	This property is a leased facility for which we have an option to buy at any time for a nominal price.

Competition

      We operate in highly competitive markets. However, no single manufacturer competes with all of the products manufactured and sold by us in the heavy-duty truck market, and the degree of competition varies among the different products that we sell. In each of our markets, we compete on the basis of price, manufacturing and distribution capabilities, product quality, product design, delivery and service.

      The competitive landscape for each of our brands is unique. Our primary competitors in the wheel-ends and assemblies markets for heavy-duty trucks and trailers are ArvinMeritor, Con Met, Hayes Lemmerz and Webb Wheel Products. The truck body and chassis parts markets are fragmented and characterized by many small private companies. The seating assemblies market has a very limited number of competitors, with National Seating as our main competitor. Our major competitors in the industrial components market include ten to twelve foundries operating in the Midwest and Southern regions of the United States.

Raw Materials and Suppliers

      Major raw materials for our wheel-end and industrial component products are steel scrap and pig iron. We do not have any long-term contractual commitments with any steel scrap or pig iron suppliers, and do not anticipate having any difficulty in obtaining steel scrap or pig iron due to the large number of potential suppliers and our position as a major purchaser in the industry. A portion of increases in steel scrap prices for our wheel-ends and industrial components is passed through to substantially all of our customers by way of a fluctuating surcharge, which is calculated and adjusted on a monthly or quarterly basis. Other major raw materials include silicon sand, binders, sand additives and coated sand, which are generally available from multiple sources. Coke and natural gas, the primary energy sources for our melting operations, have historically been generally available from multiple sources, and electricity, another of these energy sources, has historically been generally available.

      The main raw materials for our truck body and chassis parts are sheet and formed steel and aluminum. Price increases for these raw materials are passed through to our largest customers for those parts on a contractual basis. We purchase major fabricating and seating materials, such as fasteners, steel, foam, fabric and tube steel, from multiple sources, and these materials have historically been generally available.

      We do not have any hedging agreements or arrangements in connection with the supply of our raw materials.

Employees and Labor Unions

      As of March 31, 2004, we had 2,760 employees, of which 518 were salaried employees with the remainder paid hourly. 1,252 employees, or 45% of the total, are represented by unions. We have collective bargaining agreements with several unions, including (1) the United Autoworkers, (2) the International Brotherhood of Teamsters, (3) the Paper, Allied-Industrial, Chemical & Energy Workers International Union and (4) the International Association of Machinists and Aerospace Workers.

      We have historically maintained good relationships with our unionized employees. Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years, with no contract expiring before April 2005, at which time our union contract with the United Autoworkers covering hourly employees at our Rockford, Illinois facility will expire. We consider our relations with our employees to be good at each of our facilities.

Intellectual Property

      We believe that our trademarks, patents, copyrights and other proprietary rights are important to our business. We have numerous trademarks, patents and copyrights in the United States and in certain foreign countries. We are not aware of any current or pending suits in connection with any of our trademarks, patents or copyrights.

Environmental Matters

      Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries’ ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties, or PRPs, under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

      As of March 31, 2004, we had an environmental reserve of approximately $3.0 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations and financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or other unanticipated events could also result in such a material adverse effect.

      As part of an initiative regarding compliance in the foundry industry, the U.S. Environmental Protection Agency, or EPA, conducted an environmental multimedia inspection at Gunite’s Rockford, Illinois plant in September and October 2003. To date, Gunite has not received any written report or notice from the EPA regarding the multimedia inspection.

      The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the NESHAP to our foundry operations. If applicable, compliance with the NESHAP may result in future significant capital costs which we currently expect to be between $5.0 million and $10.0 million during the period 2005 through 2007, which amount has been included in our capital expenditure budgets for the relevant years.

Legal Proceedings

      We are involved in a variety of legal proceedings, including worker’s compensation claims, employment disputes, customer and supplier disputes and product liability claims arising out of the conduct of our businesses. In our opinion, the ultimate outcome of these legal proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

      Set forth below is information concerning our current directors and executive officers, including their ages as of March 31, 2004.

Name	Age	Position(s)

Thomas M. Begel*	61	Chairman of the Board and Chief Executive Officer
Andrew M. Weller*	57	President, Chief Operating Officer and Director
James D. Cirar	57	Executive Vice President and Director
Donald C. Mueller	40	Vice President, Treasurer and Chief Financial Officer
Kenneth M. Tallering	42	Vice President, General Counsel and Secretary
Jay R. Bloom	48	Director
Mark D. Dalton	42	Director
Steven A. Flyer	38	Director
Jay R. Levine	47	Director
Camillo M. Santomero III	46	Director
Steven Shulman	63	Director

*	We currently expect that Mr. Begel will resign as Chief Executive Officer upon consummation of the offering and will be replaced in that capacity by Mr. Weller. See “—Executive Compensation.”

      Thomas M. Begel, Chairman of the Board and Chief Executive Officer, served as President from October 1991 through January 2000 and has served as Chairman of the Board and Chief Executive Officer since May 1993. He is also Chairman of, and a partner in, TMB Industries, or TMB, an investment firm that is a partnership between himself and Mr. Weller. Mr. Begel is also a director of Fuel Systems Holdings LLC, Phillips and Temro Holdings LLC and NutraMax, Inc., private companies associated with TMB.

      Andrew M. Weller has served as President and Chief Operating Officer since January 2000 and as a director since September 1994. He formerly served as Executive Vice President and Chief Financial Officer from September 1994 to January 2000 and as Secretary from March 1995 to November 1995. He has also been Senior Managing Director of, and a partner in, TMB since September 1994. Mr. Weller is also a director of Phillips and Temro Holdings LLC, a private company associated with TMB.

      James D. Cirar has been the Executive Vice President and a director with oversight over our Gunite and Brillion brands since January 2001. He has also been president of Gunite since January 2000. Mr. Cirar was Chairman of Johnstown America Corporation and Freight Car Services, Inc. from September 1998 to June 1999 and Senior Vice President from July 1997 to June 1999. From September 1995 to August 1998, he was President and Chief Executive Officer of Johnstown America Corporation and from March 1998 to August 1998 he was President and Chief Executive Officer of Freight Car Services, Inc. Mr. Cirar is also a director of JAC Holdings International, Inc.

      Donald C. Mueller has served as Vice President and Treasurer since July 1998 and as Chief Financial Officer since January 2000.

      Kenneth M. Tallering has served as Vice President, General Counsel and Secretary since November 1995. From September 1987 to October 1995, Mr. Tallering was an attorney with the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Tallering is also a director of Fuel Systems Holdings LLC, Phillips and Temro Holdings LLC and NutraMax, Inc., private companies associated with TMB.

      Jay R. Bloom has been a director since March 2000 and currently serves on the audit committee of the board of directors. Mr. Bloom is a founder, and for the last five years has been a Managing Partner, of Trimaran Fund Management, L.L.C. Mr. Bloom is also a vice chairman of CIBC World Markets Corp., which he joined in 1995, and is a co-head of the CIBC Argosy Merchant Banking Funds. Prior to joining CIBC, Mr. Bloom was a founder and Managing Director of The Argosy Group L.P. Before Argosy, Mr. Bloom was a Managing Director at Drexel

Burnham Lambert Incorporated, and prior to that, he worked at Lehman Brothers Kuhn Loeb Incorporated and practiced law with Paul Weiss Rifkind Wharton & Garrison. Mr. Bloom is also a director of IASIS Healthcare Corporation, JAC Holdings International, Inc., Norcraft Companies, L.P., PrimeCo Wireless Communications LLC and NSP Holdings, LLC. Mr. Bloom currently serves as a member of the Cornell University Council and is a member of Cornell University’s private equity committee.

      Mark D. Dalton has been a director since March 2000 and currently serves on the audit committee of the board of directors. Mr. Dalton is currently a Managing Director of Trimaran Fund Management, L.L.C. Immediately prior to joining Trimaran, Mr. Dalton was a Managing Director in the Leveraged Finance Group of CIBC World Markets, where he was employed for more than five years, and also worked with Trimaran’s Principals at The Argosy Group. Mr. Dalton is also a director of JAC Holdings International, Inc.

      Steven A. Flyer has been a director since February 2001. Mr. Flyer is currently a Managing Director of Trimaran Fund Management, L.L.C. Immediately prior to joining Trimaran, Mr. Flyer was an Executive Director in the Leveraged Finance Group of CIBC World Markets, where he was employed for more than five years, and was responsible for the CIBC Argosy Merchant Banking Funds. Prior to joining CIBC World Markets, Mr. Flyer practiced law at Dewey Ballantine LLP.

      Jay R. Levine has been a director since February 2001. Mr. Levine is currently a Managing Director of Trimaran Fund Management, L.L.C. Immediately prior to joining Trimaran, Mr. Levine was a Managing Director in the Leveraged Finance Group of CIBC World Markets, where he was employed for more than five years, and was responsible for merchant banking investments. Prior to CIBC World Markets, Mr. Levine was a senior executive in the Morningside and Springfield Group, the private investment company owned by the Chan family of Hong Kong.

      Camillo M. Santomero III has been a director since 1991 and currently serves on the audit committee of the board of directors. Mr. Santomero has been a private investor and a Senior Consultant to JP Morgan Partners (formerly Chase Capital Partners and Chemical Venture Partners) since January 1992. Mr. Santomero is also a director of Fuel Systems Holdings, LLC, S.R. Smith LLC, Alliance Services LLC, JAC Holdings International, Inc., Quality Components LLC, Red Head Brass LLC and Heathkit Corp.

      Steven Shulman has been a director since February 2001. Mr. Shulman has been the President of The Hampton Group for more than five years, and has also been an advisor to Trimaran Fund II, L.L.C during that time. Mr. Shulman most recently served as the Chairman and Chief Executive Officer of Terrace Food Group, Inc. Prior to his employment at Terrace, Mr. Shulman served as the Chairman of Wilshire Restaurant Group, Inc., which he and an investor group purchased in 1989. Mr. Shulman is also a director of Ark Restaurants Corp., Beacon Capital Partners, Inc., C3i Inc., PlasmaSol Corp., TNP Enterprises, Inc., Paragon Technologies, Inc. and Terrace Food Group, Inc.

Composition of the Board of Directors after the Offering

      Upon the consummation of the offering our board of directors will consist of nine members. The rules of the Nasdaq National Market require that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the Nasdaq National Market no later than the first anniversary of the closing. We intend to comply with these requirements.

Classified Board

      Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the bylaws. Our certificate of incorporation and the bylaws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors. Upon completion of the offering our board of directors will have nine members.

Committees of the Board of Directors

      Our board of directors currently has an audit committee. Upon the consummation of the offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

Audit Committee

      The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Bloom, Dalton and Santomero. The composition of the audit committee will be required to comply with the independence requirements of the SEC and the Nasdaq National Market, including the designation of an “audit committee financial expert.” Immediately following the consummation of the offering, the audit committee is expected to consist of three members. The composition of the audit committee will comply with SEC and Nasdaq National Market requirements. Our board of directors will adopt a written charter for our audit committee, which will be posted on our website.

Compensation Committee

      The compensation committee of our board of directors will review and recommend to the board of directors the compensation and benefits of all of our executive officers, administer our stock plans and establish and review general policies relating to compensation and benefits of our employees. Immediately following the consummation of the offering, the compensation committee is expected to consist of three members. Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Nominating and Corporate Governance Committee

      The nominating and corporate governance committee of our board of directors will, subject to the terms of our stockholders’ agreement, identify individuals qualified to become board members and recommend candidates for election to the board of directors, and consider and make recommendations to the board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members. The nominating and corporate governance nominating committee will also monitor our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance. Immediately following consummation of the offering, the nominating and corporate governance committee is expected to consist of three members. The composition of the nominating and corporate committee will comply with the SEC and Nasdaq National Market requirements. Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be posted on our website.

Compensation Committee Interlocks and Insider Participation

      In 2003, we did not have a compensation committee and our board of directors did not deliberate concerning executive officer compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

      Upon consummation of offering, we will have adopted a written code of ethics that is designed to deter wrongdoing and to promote:

•	Honest and ethical conduct;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	Compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	Accountability for adherence to the code and prompt internal report of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

      The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it considers required or appropriate. Our code of ethics will be posted on our website.

Director Compensation

      Directors currently receive no compensation from us for their services on the board of directors or committees. We reimburse directors for expenses incurred in connection with attendance at board or committee meetings. Following the consummation of this offering, we expect to adopt director compensation, expense reimbursement and related policies customary for public companies such as ours.

Executive Compensation

      The following table sets forth the cash and non-cash compensation for services in all capacities to us for 2003 of (1) our Chief Executive Officer and (2) our four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of December 31, 2003. We refer to these officers as the “named executive officers.”

Summary Compensation Table

	Annual compensation

			Other annual	All other
Name and principal position	Salary	Bonus(1)	compensation(2)(3)	compensation(4)

Thomas M. Begel(5)	$750,000	$—	$102,835	$72,617
Chairman of the Board and Chief Executive Officer
Andrew M. Weller	500,000	158,000	45,975	53,340
President, Chief Operating Officer and Director
James D. Cirar	300,000	169,610	25,561	15,497
Executive Vice President and Director
Donald C. Mueller	200,000	120,000	20,085	26,338
Vice President, Treasurer and Chief Financial Officer
Kenneth M. Tallering	200,000	120,000	13,326	20,571
Vice President, General Counsel and Secretary

(1)	Includes amounts paid in connection with our December 2003 senior preferred stock issuance and related transactions as follows: $120,000 of Mr. Weller’s bonus, $90,000 of Mr. Mueller’s bonus and $90,000 of Mr. Tallering’s bonus.

(2)	The named executive officers may receive other perquisites and personal benefits, the dollar amounts of which are below current SEC thresholds for reporting requirements.

(3)	Includes reimbursement of tax payments as follows: for Mr. Begel, $65,271; for Mr. Weller, $35,235; for Mr. Cirar, $12,252; for Mr. Mueller, $11,393; and for Mr. Tallering, $8,949.

(4)	Represents (i) life insurance premiums as follows: for Mr. Begel, $59,017; for Mr. Weller, $38,662; for Mr. Cirar, $2,322; for Mr. Mueller, $7,164; and for Mr. Tallering, $6,446, (ii) other insurance premiums as follows: for Mr. Begel, $3,600; for Mr. Weller, $4,678; for Mr. Cirar, $3,175; for Mr. Mueller, $3,174; and

for Mr. Tallering, $4,125 and (iii) our contributions under our 401(k) profit sharing plan as follows: for Mr. Begel, $10,000; for Mr. Weller, $10,000; for Mr. Cirar, $10,000; for Mr. Mueller, $10,000; and for Mr. Tallering, $10,000. In addition, as to Mr. Mueller, includes interest forgiveness of $6,000. See “Certain Relationships and Related Party Transactions— Loan to Named Executive Officer.”

(5)	Upon completion of the offering, Mr. Begel is expected to resign as Chief Executive Officer. This event will result in the termination of his employment agreement and entitle him to a payment of $2.7 million. See “—Employment Agreements.”

Options/Option Exercises/SARs/Restricted Stock

      We have not issued any stock options, SARs or restricted shares during 2003. Mr. Cirar, the only named executive officer who held options as of December 31, 2003, held 10,000 unexercisable options as of that date. This option number does not give effect to the 100,000-for-one reverse split of our common stock. In the future, we may issue stock options, SARs or restricted shares under our 2004 Long Term Incentive and Share Plan as described below.

Executive Officers’ Bonus Plan

      We currently have, and will maintain, an executive officers’ bonus plan pursuant to which certain executive officers will be entitled to receive bonus compensation based upon predetermined performance criteria which are established from time to time by our board of directors. The purpose of the executive officers’ bonus plan is to provide certain of our executive officers with an opportunity to earn bonus compensation as an incentive and reward for their leadership, ability and exceptional services. The executive officers’ bonus plan will be administered by our compensation committee. In accordance with our executive officers’ bonus plan, we anticipate awarding certain executive officers a performance-based cash bonus in the amount of $1.5 million in the second half of fiscal year 2004 with the remaining bonus compensation subject to financial performance targets for the full year ending December 31, 2004.

      Our board of directors may terminate the executive officers bonus plan and may amend it from time to time, but no termination or amendment will adversely affect the rights of any executive to a previously earned but unpaid bonus.

2004 Long Term Incentive and Share Award Plan

      Prior to the consummation of the offering, our board of directors and stockholders will adopt the 2004 Long Term Incentive and Share Award Plan, or the Plan.

      General. The Plan is intended to provide incentives to attract, retain and motivate employees, consultants and directors and to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for stockholders by aligning the interests of such persons with those of stockholders. The Plan provides for the grant to eligible employees, consultants and directors of stock options, share appreciation rights, or SARs, restricted shares, restricted share units, performance shares, performance units, dividend equivalents and other share-based awards, which we refer to collectively as the awards. An aggregate of 10% of our outstanding shares on a fully diluted basis upon consummation of the offering have been reserved for issuance under the Plan. In addition, during a calendar year (1) the maximum number of shares with respect to which options and SARs may be granted to a participant under the Plan will be 5% of our outstanding shares on a fully diluted basis upon consummation of the offering exercisable at the offering price and (2) the maximum number of shares which may be granted to a participant under the Plan with respect to restricted shares, restricted share units and performance units intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code will be 5% of our outstanding shares on a fully diluted basis upon consummation of the offering. These share amounts are subject to anti-dilution adjustments in the event of certain changes in our capital structure, as described below. Shares issued pursuant to the Plan will be either authorized but unissued shares or treasury shares.

      Eligibility and Administration. Our and our subsidiaries’ and affiliates’ employees and consultants, and our directors will be eligible to be granted awards under the Plan. The Plan will be administered by our compensation committee or such other board committee (or the entire board of directors) as may be designated by the board, which we refer to as the Committee. Unless otherwise determined by the board, the Committee will consist of two or more members of the board of directors who are nonemployee directors within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, or the Exchange Act, and “outside directors” within the meaning of Section 162(m) of the Code. The Committee will determine which eligible employees, consultants and directors receive awards, the types of awards to be received and the terms and conditions thereof. The Committee will have authority to waive conditions relating to an Award or accelerate vesting of awards.

      Awards. Incentive stock options, or ISOs, intended to qualify for special tax treatment in accordance with the Code and nonqualified stock options not intended to qualify for special tax treatment under the Code may be granted for such number of shares of common stock as the Committee determines. The Committee will be authorized to set the terms relating to an option, including exercise price and the time and method of exercise.

      A SAR will entitle the holder thereof to receive with respect to each share subject thereto, an amount equal to the excess of the fair market value of one share of common stock on the date of exercise (or, if the Committee so determines, at any time during a specified period before or after the date of exercise) over the exercise price of the SAR set by the Committee as of the date of grant. Payment with respect to SARs may be made in cash, shares of common stock or other property as determined by the Committee.

      As part of the offering, certain of the named executive officers will receive a restricted share award of                      shares. Awards of restricted shares will be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose. Such restrictions will lapse under circumstances as the Committee may determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the Committee, eligible employees granted restricted shares will have all of the rights of a stockholder, including the right to vote restricted shares and receive dividends thereon, and unvested restricted shares will be forfeited upon termination of employment during the applicable restriction period.

      A restricted share unit will entitle the holder thereof to receive shares of common stock or cash at the end of a specified deferral period. Restricted share units will also be subject to such restrictions as the Committee may impose. Such restrictions will lapse under circumstances as the Committee may determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the Committee, restricted share units subject to restriction will be forfeited upon termination of employment during any applicable restriction period.

      Performance shares and performance units will provide for future issuance of shares or payment of cash, respectively, to the recipient upon the attainment of corporate performance goals established by the Committee over specified performance periods. Except as otherwise determined by the Committee, performance shares and performance units will be forfeited upon termination of employment during any applicable performance period. Performance objectives may vary from person to person and will be based upon such performance criteria as the Committee may deem appropriate. The Committee may revise performance objectives if significant events occur during the performance period which the Committee expects to have a substantial effect on such objectives.

      The Committee may also grant dividend equivalent rights and it is authorized, subject to limitations under applicable law, to grant such other awards that may be denominated in, valued in, or otherwise based on, shares of common stock, as deemed by the Committee to be consistent with the purposes of the Plan.

      If the Committee determines that an Award of restricted shares, restricted share units, performance shares, performance units or other share-based awards should qualify under the performance-based compensation exception to the $1 million cap on deductibility under Section 162(m) of the Internal Revenue Code, the grant, vesting, exercise and/or settlement of such awards shall be contingent upon achievement of pre-established performance goals based on one or more of the following of our business criteria and/or the business criteria for our specified subsidiaries or affiliates or other business units or lines: (1) earnings per share (basic or fully diluted), (2) revenues, (3) earnings, before or after taxes, from operations (generally or specified operations), or before or after interest expense, depreciation, amortization, incentives, or extraordinary or special items, (4) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital, (5) return on net assets, return on assets, return on investment, return on capital, return on equity, (6) economic value added, (7) operating margin or operating expense, (8) net income; (9) share price or total stockholder return and (10) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

      Nontransferability. Unless otherwise set forth by the Committee in an award agreement, Awards (except for vested shares) will generally not be transferable by the participant other than by will or the laws of descent and distribution and will be exercisable during the lifetime of the participant only by such participant or his or her guardian or legal representative.

      Change of Control. In the event of a change of control (as defined in the Plan), all awards granted under the Plan then outstanding but not then exercisable (or subject to restrictions) shall become immediately exercisable, all restrictions shall lapse, and any performance criteria shall be deemed satisfied, unless otherwise provided in the applicable award agreement.

      Capital Structure Changes. If the Committee determines that any dividend in shares, recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects the common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of eligible participants under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate, including adjustments to (1) the number and kind of shares which may thereafter be issued under the Plan, (2) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding awards and (3) the exercise price, grant price or purchase price relating to any award.

      Amendment and Termination. The Plan may be amended, suspended or terminated by the board of directors at any time, in whole or in part. However, any amendment for which stockholder approval is required under the rules of any stock exchange or automated quotation system on which the common stock may then be listed or quoted will not be effective until such stockholder approval has been obtained. In addition, no amendment, suspension, or termination of the Plan may materially and adversely affect the rights of a participant under any award theretofore granted to him or her without the consent of the affected participant. The Committee may waive any conditions or rights, amend any terms, or amend, suspend or terminate, any award granted, provided that, without participant consent, such amendment, suspension or termination may not materially and adversely affect the rights of such participant under any Award previously granted to him or her.

      Effective Date and Term. The Plan will be effective upon completion of the offering. Unless earlier terminated, the Plan will expire on the tenth anniversary of the offering and no further awards may be granted thereunder after such date.

TTII Nonrepresented Salaried Pension Plan

      Pension benefits for executives under the TTII Nonrepresented Salaried Pension Plan were frozen as of December 31, 2000. An executive officer’s service and pay up to December 31, 2000 are used to determine his pension benefits based on the following benefits formula:

      An executive’s monthly benefit is the larger of (1) and (2):

(1) 1.05 multiplied by average monthly earnings multiplied by 1.10% multiplied by service up to 30 years plus 1.20% multiplied by service after 30 years; or

(2) 1.05 multiplied by:

(a) 1.50% of average monthly earnings multiplied by service minus

(b) 0.475% of Social Security covered compensation multiplied by service (maximum 35 years).

      Each named executive officer’s “average monthly earnings” are the highest 60 consecutive months of earnings out of the last 120 months, divided by 60 calculated as of December 31, 2000.

Annual Plan Benefits

      The annual plan benefits payable at normal retirement age for executive officers are as follows:

Thomas M. Begel	$16,310
Andrew M. Weller	13,866
James D. Cirar	9,789
Donald C. Mueller	4,736
Kenneth M. Tallering	9,365

      The plan defines normal retirement age as completion of five years of continuous service and attainment of the age of 65 years.

Savings and Profit Sharing Plans

      Each of the named executive officers participates in a 401(k) savings plan and a profit sharing plan at our Gunite subsidiary. The profit sharing plan provides for contribution by us equal to 5% of each named executive officer’s compensation, up to a statutorily mandated amount for 2003 of $200,000 of compensation.

Employment Agreements

      We are a party to substantially identical employment agreements with each of the named executive officers. These agreements are expected to be terminated prior to the completion of the offering and be replaced with new employment agreements with the named executive officers as described below.

      These employment agreements will continue for rolling three-year periods unless terminated as provided in each agreement. Pursuant to their respective agreements, each named executive officer will receive annual base salaries, plus bonuses as determined by our board of directors in accordance with the bonus plan for such year. Each of these agreements will contain customary employment terms and provide that upon termination of employment by us other than for “cause” or by the named executive officer for “Good Reason” (each as defined in the agreements) during the term, we will pay a severance/non-compete payment to the named executive officer, in addition to other benefits, equal to three times the sum of (1) the named executive officer’s base salary as of his date of termination and (2) the greatest of (w) the named executive officer’s guaranteed bonus, if any, for the year during which the termination occurs, (x) the named executive officer’s target bonus, if any, for the year during which the termination occurs, (y) the named executive officer’s bonuses received during and/or with respect to the year immediately preceding the date of termination and (z) the named executive officer’s average bonuses received during and/or with respect to the three years immediately preceding the date of termination, plus certain additional amounts. Mr. Begel’s current employment agreement provides that, upon consummation of an initial public offering of our common stock, his employment will terminate and he will be entitled to receive a cash payment of $2.7 million.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of shares of our common stock:

(1) immediately following the 100,000-for-one reverse split of our common stock that will occur immediately prior to the consummation of the offering, and the exchange of shares of our Series A Preferred Stock for shares of our common stock, our Series C Preferred Stock for shares of our common stock and our Series D Preferred Stock for shares of our common stock, in each case to occur concurrently with the offering, but before the sale of shares of our common stock in the offering, and

(2) immediately after both exchange of our preferred stock for shares of our common stock described above and the sale of shares of our common stock in the offering,

in each case, by:

•	each person, entity or group known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

See “Use of Proceeds.”

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. More than one person may be considered to beneficially own the same shares. Percentage of beneficial ownership is based on                      shares of common stock outstanding as of                     , 2004, immediately after giving effect to the reverse stock split and the exchange of our preferred stock described above, and                      shares of common stock outstanding after giving effect both to the foregoing and completion of the offering.

      As of the date of this prospectus, we had                     holders of record of our common stock. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

	Shares Beneficially		Shares Beneficially
	Owned before Offering(1)		Owned after Offering(2)

Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage

Transportation Investment Partners LLC (3)	1,503,015	62.5%
Caravelle Investment Fund, L.L.C. (4)	248,688	12.9%
Albion Alliance LLC (5)(6)	149,750	8.0%
CIBC Inc. (6)(7)(8)	115,116	5.8%
Thomas M. Begel (9)	229,694	12.2%
Jay R. Bloom (3)(7)(16)	11,356	*
James D. Cirar (10)	65,281	3.5%
Mark D. Dalton (3)(7)(16)	—	—
Steven A. Flyer (3)(7)(16)	—	—
Jay R. Levine (3)(7)(16)	—	—
Donald C. Mueller (11)	24,221	1.3%
Camillo M. Santomero III (12)	130,390	6.9%
Steven Shulman/ Hesed Foundation (13)(16)	1,570	*
Kenneth M. Tallering (14)	35,633	1.9%
Andrew M. Weller (15)	62,361	3.3%
All current directors and officers as a group (11 persons)	560,506	28.2%

*	Less than 1%.

(1)	In this filing, share numbers and percentages do not give effect to the 100,000-for-one reverse split of our common stock or the exchange of our preferred stock for shares of our common stock, both as described above.

(2)	These share numbers and percentages represent shares that are beneficially owned after giving effect to both the exchange of our preferred stock described above and the sale of shares of our common stock in the offering as described above.

(3)	Messrs. Bloom, Dalton, Flyer and Levine are all associated with Transportation Investment Partners, L.L.C. which, following the consummation of the offering, is expected to own % of our common stock. Messrs. Dalton, Flyer and Levine disclaim any beneficial ownership of such common stock. Mr. Bloom is a managing member of Trimaran Investments II, L.L.C., the managing member of Trimaran Fund II, L.L.C., Trimaran Parallel Fund II. L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC MB Inc., which comprise all of the limited liability company members of Transportation Investment Partners, L.L.C. As a result, Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Transportation Investment Partners, L.L.C. Mr. Bloom has investment and voting power with respect to shares owned by Transportation Investment Partners, L.L.C. but disclaims beneficial ownership of such shares except with respect to 11,356 of the shares owned by Trimaran Capital, L.L.C. The number of shares of common stock beneficially owned by Trimaran Investment Partners, L.L.C. includes warrants to acquire 546,205 shares of our common stock exercisable within 60 days. The address of Transportation Investment Partners LLC is c/o Trimaran Capital Partners, 425 Lexington Avenue, New York, NY 10017.

(4)	Caravelle Investment Fund, L.L.C. is an investment fund managed by Mr. Bloom and associates. As a managing member of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Caravelle Investment Fund, L.L.C. Mr. Bloom has investment and voting power with respect to the shares owned by Caravelle Investment Fund, L.L.C. but disclaims beneficial ownership of such shares. The managing member and investment advisor of Caravelle Investment Fund, L.L.C. is an affiliate of Transportation Investment Partners, L.L.C. The number of shares of common stock beneficially owned by Caravelle Investment Fund, L.L.C. includes warrants to acquire 68,621 shares of our common stock exercisable within 60 days. The address of Caravelle Investment Fund, L.L.C. is 425 Lexington Avenue, New York, NY 10017.

(5)	Albion Alliance LLC has investment control over Albion Alliance Mezzanine Fund, L.P. and Albion Alliance Mezzanine Fund II, L.P. Albion Alliance Mezzanine Fund, L.P. beneficially owned 72,757 shares (3.9%) before the offering, including warrants to acquire 5,233 shares of common stock exercisable within 60 days. Albion Alliance Mezzanine Fund II, L.P. beneficially owned 76,993 shares (4.1%) before the offering, including warrants to acquire 20,930 shares of common stock exercisable within 60 days. The address of Albion Alliance LLC is 1345 Avenue of the Americas— 37th Floor, New York, NY 10105.

(6)	CIBC Inc. is a limited partner in Albion Alliance Mezzanine Fund II, L.P.

(7)	Messrs. Bloom, Dalton, Flyer and Levine are employees of an affiliate of CIBC Inc. The address of CIBC Inc. is 425 Lexington Avenue, New York, NY 10017.

(8)	CIBC MB, Inc. and CIBC Employee Private Equity Fund (Trimaran) Partners, limited liability company members of Transportation Investment Partners, L.L.C., are affiliates of CIBC Inc. CIBC Inc. is a lender to and an investor in Caravelle Investment Fund, L.L.C. The number of shares of common stock beneficially owned by CIBC Inc. includes warrants to acquire 115,116 shares of our common stock exercisable within 60 days.

(9)	Includes warrants to acquire 29,695 shares of our common stock exercisable within 60 days.

(10)	Includes warrants to acquire 17,302 shares of our common stock exercisable within 60 days.

(11)	Includes warrants to acquire 12,219 shares of our common stock exercisable within 60 days.

(12)	Includes warrants to acquire 17,402 shares of our common stock exercisable within 60 days. Mr. Santomero’s address is Rabbit Hill, Sarles Street, Mt. Kisco, NY 10549.

(13)	Mr. Shulman is on the management board of Trimaran Fund II, L.L.C. The number of shares of common stock shown as beneficially owned by Mr. Shulman includes warrants to acquire 785 shares of our common stock exercisable within 60 days. The Hesed Foundation is a family foundation managed by the children of Mr. Shulman. The number of shares of common stock shown as beneficially owned by the Hesed Foundation includes warrants to acquire 785 shares of our common stock exercisable within 60 days.

(14)	Includes warrants to acquire 13,632 shares of our common stock exercisable within 60 days.

(15)	Includes warrants to acquire 23,344 shares of our common stock exercisable within 60 days.

(16)	The address of each of Messrs. Bloom, Dalton, Flyer, Levine and Shulman is c/o Trimaran Capital Partners, 425 Lexington Avenue, New York, NY 10017.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Amended and Restated Monitoring Services Agreement

      We are a party to an amended and restated monitoring agreement with Transportation Investment Partners, L.L.C., Caravelle Investment Fund, L.L.C., Albion Alliance Mezzanine Fund, L.P., Albion Alliance Mezzanine Fund II, L.P., Trimaran Fund Management, L.L.C and Albion Alliance LLC, whom we refer to as the Monitors, under which the Monitors have agreed to provide us and our subsidiaries with certain ongoing monitoring services in exchange for an annual aggregate monitoring fee payable to certain of the Monitors of up to $1.25 million (the “original monitoring fee”). We have also agreed to pay the Monitors annual aggregate director and observer fees of up to $250,000 in consideration for the Monitors (and certain of their affiliates) providing their nominee and/or observers to our board of directors and have further agreed to pay Trimaran Fund Management, L.L.C. and Albion Alliance, LLC an additional aggregate annual monitoring fee of $300,000 (the “additional monitoring fee”). The actual amount of the original monitoring fee and the director and observer fees, owed under the monitoring agreement is tied to our achieving agreed upon operating performance levels. However, our debt instruments contain covenants that currently restrict us from paying the full amount of the original monitoring fee and the director and observer fees. For 2003, for example, we are required to pay $380,000 of monitoring fees. As of March 31, 2004, there were $155,000 of accrued but unpaid fees owed under the monitoring agreement.

      The fees under the monitoring agreement are permitted to be paid only to the extent permitted under our senior credit facilities and any other financing agreement we have entered into. Notwithstanding the foregoing, the monitoring and director fees described above will accrue and be earned on a daily basis and will be payable (including all missed payments) on the first date that such a payment is permitted under our senior credit facilities or applicable financing agreement. The monitoring agreement provides that, upon the consummation of an initial public offering of our common stock, the monitoring agreement will terminate provided that we pay to the Monitors a $3.5 million cash termination fee. Our ability to pay such cash termination fee is subject to the prior approval of the lenders under our senior credit facilities.

Stockholders’ Agreement

General

      We and certain of our stockholders are party to a stockholders’ agreement originally entered into in March 2000 and subsequently amended, providing for, among other things, corporate governance provisions and registration rights with respect to the shares of our capital stock owned by them.

      Our existing stockholders’ agreement will be amended and restated in connection with the offering. Upon consummation of the offering, our new stockholders’ agreement is expected to have the following provisions:

Corporate Governance

      The board will be comprised of nine directors. Our new stockholders’ agreement will provide that Transportation Investment Partners L.L.C. will initially have the right to nominate five directors to the board of directors on the date of the completion of the offering. Management stockholders and their affiliates will initially have the right to nominate four directors to the board. Thereafter, the number of directors that they will have a right to nominate will decline as certain thresholds are reached based on selling a specified percentage of their shares.

Registration Rights

      The stockholders party to the stockholders’ agreement will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act of 1933, as amended, at any time. The stockholders will have an aggregate of six demand registration rights following an exercisability event. In addition, if we propose to register any of our capital stock under the Securities Act, our stockholders will be entitled to customary “piggyback” registration rights. The registration rights granted under the stockholders’

agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

Cash Flow Sweep

      We will be required to use no less than 75% of our excess cash flow to repay our outstanding debt until such time as our funded debt to EBITDA ratio is less than 3.0 to 1, at which time we will be required to use no less than 50% of our excess cash flow to repay our outstanding senior debt. To the extent this provision is amended or waived in our First Lien Credit Facility, the stockholders’ agreement will also be deemed amended or waived.

TMB Relationship

      Through TMB, members of management, including the executive officers, hold ownership interests in, and in certain instances are directors of, privately held companies. These privately held companies pay management fees to TMB, a portion of which are distributed to certain executive officers. We provide certain administrative services and corporate facilities to TMB and such companies and bill them for reimbursement of the related costs, which we record as offsets to selling, general and administrative expense. We received reimbursements totaling approximately $0.3 million for 2003. Given that certain of such companies have similar customers, we also provide certain selling and marketing services through our OEM sales coverage personnel and get reimbursed for their allocable share of the related costs. There exists a limited amount of intercompany supply of product on an arm’s-length basis.

Series E Preferred Stock

      In connection with the issuance of our Series E Preferred Stock in December 2003, Transportation Investment Partners, L.L.C. and Albion Alliance each purchased shares of Series E Preferred Stock in a limited liability company in which certain members of our management, including the named executive officers (other than Mr. Begel), have an interest. The Series E Preferred Stock will be redeemed upon completion of the offering as described under “Use of Proceeds.” Upon redemption, an amount equal to 7.5% of the returns in excess of the purchase price paid by such holders will be paid to 11 members of our management, including each of the named executive officers (other than Mr. Begel).

Loan to Named Executive Officer

      On June 10, 1999, pursuant to a restated promissory note, we lent Mr. Mueller $100,000 to be used towards the purchase of his residence. Interest of $6,000 relating to this loan is forgiven each year and is included in Mr. Mueller’s compensation.

DESCRIPTION OF CERTAIN INDEBTEDNESS

      The following summary of our indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of each debt instrument summarized below.

Senior Credit Facilities

      Our senior credit facilities consist of the following:

(1) a five-year $50.0 million revolving credit facility (the “Revolving Credit Facility”) and a five-year $115.0 million term loan facility (the “First Lien Term Loan Facility” and, together with the Revolving Credit Facility, the “First Lien Facilities”); and

(2) a five-year $100.0 million term loan facility (the “Second Lien Term Loan Facility” and, together with the First Lien Term Loan Facility, the “Term Loans”).

      The First Lien Term Loan Facility is to be repaid on a quarterly basis with 1% of the principal amount being repaid in each of the first four years, 1% of the principal amount being repaid in each of the first three quarters of the fifth year and the remainder repaid upon maturity at the end of the fifth year. The Second Lien Term Loan Facility has no amortization until maturity. To the extent repaid, Term Loans may not be reborrowed.

      Credit Suisse First Boston is the Administrative Agent and Collateral Agent for each of our senior credit facilities. Lehman Commercial Paper Inc. and Wachovia Capital Markets, LLC are the Co-Syndication Agents, and the lenders for each facility are a syndicate of banks, financial institutions and other entities.

      Subject to certain exceptions, we will be required to make mandatory repayments of and corresponding reductions under the First Lien Term Loan Facility (and, after the First Lien Term Loan Facility has been repaid in full, the Second Lien Term Loan Facility) with the proceeds from (1) asset sales, (2) the issuance of debt securities (subject to certain exceptions for high-yield debt issuances), (3) proceeds of equity issuances, (4) insurance and condemnation awards and (5) annual excess cash flow. Voluntary prepayments of the First Lien Facilities (and, after the First Lien Facilities have been repaid in full or cash collateralized, the Second Lien Term Loan Facility) will be permitted at any time, subject to certain notice requirements and breakage costs and in the case of the Second Lien Term Loan Facility, the payment of a prepayment penalty if such optional redemption occurs prior to March 2006. We intend to use part of the net proceeds from the offering to prepay a portion of the Second Lien Term Loan Facility and the outstanding amounts under the revolving portion of the First Lien Term Loan Facility. See “Use of Proceeds.”

      Our senior credit facilities will bear interest at a rate per annum equal to either (a) Credit Suisse First Boston’s “base rate” plus a certain margin or (b) LIBOR plus a certain margin, at our election. The margins applicable to our senior credit facilities are (1) on the Revolving Credit Facility, either the applicable LIBOR rate, plus a margin of 3.00%, or the base rate, plus a margin of 2.00%, (2) on the First Lien Term Loan Facility, either the applicable LIBOR rate, plus a margin of 3.75%, or the base rate, plus a margin of 2.75% and (3) on the Second Lien Term Loan Facility, either the applicable LIBOR rate, plus a margin of 7.00%, or the base rate, plus a margin of 6.00%. In the case of the Second Lien Term Loan Facility, LIBOR will be no less than 1.75% per annum. We have capped our interest rate exposure on $59.0 million of the Term Loans for a period from October 16, 2004 through March 16, 2005, at a fixed LIBOR rate of 3%. We will also pay a commitment fee on the unused portion of the Revolving Credit Facility in an amount equal to 0.50% per annum.

      The First Lien Facilities contain covenants, including restrictions on:

•	our business activities;

•	debt and liens;

•	the sale of assets;

•	mergers, acquisitions and other business combinations;

•	voluntary prepayment of certain debt (including the notes);

•	transactions with affiliates;

•	capital expenditures;

•	loans and investments;

•	prohibitions on the payment of cash dividends or the repurchase or redemption of stock; and

•	various financial covenants, including maintenance of a maximum ratio of funded debt to EBITDA, a minimum ratio of consolidated EBITDA less capital expenditures to consolidated fixed charges and a minimum ratio of consolidated EBITDA to consolidated interest expense.

      The Second Lien Term Loan Facility contains covenants similar to, but in many instances less restrictive than, the covenants under the First Lien Facilities.

      Our senior credit facilities contain customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other debt, certain events of bankruptcy and insolvency, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments, actual or asserted failure of any guarantee or security document supporting our senior credit facilities to be in full force and effect and change of control. If such a default occurs, the lenders under our senior credit facilities will be entitled to take various actions, including all actions permitted to be taken by a secured creditor, the acceleration of amounts due under our senior credit facilities and requiring that all such amounts be immediately paid in full. However, under the terms of an intercreditor agreement governing the relationship between the First Lien Facilities and the Second Lien Term Loan Facility, prior to the repayment in full of all obligations under the First Lien Facilities, certain of the remedies may be exercised only by the Administrative Agent under the First Lien Facilities.

      All obligations under our senior credit facilities are jointly and severally guaranteed by all of our direct and indirect domestic subsidiaries. The debt under our senior credit facilities is secured by (a) a first priority perfected security interest (in the case of the First Lien Facilities) and (b) a second priority perfected security interest (in the case of the Second Lien Term Loan Facility), in each case subject to permitted liens, in substantially all of our and our subsidiaries’ personal property and owned real property and a pledge of 100% of the capital stock of each guarantor subsidiary and 65% of the capital stock of each of our and the guarantors’ direct foreign subsidiaries. Our future domestic subsidiaries will be required to guarantee the senior credit facilities and to secure such guarantee with substantially all of their personal property and owned real property.

      Our senior credit facilities, including the terms and conditions described above, are subject to modification, amendment and waiver by the parties thereto.

Existing Senior Subordinated Notes

      In 2000, we issued $125.0 million aggregate principal amount of senior subordinated notes which are due June 30, 2009. We refer to these notes as the original notes. Since that time, we have redeemed approximately $53.0 million aggregate principal amount of the original notes and have issued additional senior subordinated notes in lieu of payment of cash interest of approximately $28.0 million aggregate principal amount. We refer to such additional notes as deferred notes and to the deferred notes together with the original notes as the existing notes. We currently have $100.0 million aggregate principal amount of the existing notes outstanding. The existing notes have an interest rate of 15.0% per annum and are guaranteed on an unsecured, senior subordinated joint and several basis by each of our subsidiaries (excluding foreign subsidiaries). There is no amortization on the existing notes prior to maturity. The existing notes are subordinated to all debt under our senior credit facilities and contain cross-default provisions. The existing notes are subject to optional redemption by us at par. Upon the occurrence of a change in control, we will be required to offer to repurchase the existing notes at a price equal to 100% of the principal amount thereof plus accrued interest. We will be required to redeem the existing notes with proceeds from the issuance of certain indebtedness or capital stock to the extent such proceeds are not used to retire indebtedness under our senior credit facilities. In addition, the deferred notes are also subject to mandatory redemption by us if, as of certain test dates, our senior leverage ratio is less than 3.50:1 and we have excess liquidity.

      Substantially concurrent with the offering, we expect to consummate the exchange of all of the existing senior subordinated notes for new senior subordinated exchange notes at an assumed interest rate of 10.0%. The new senior subordinated exchange notes are expected to be our unsecured senior subordinated obligations and to have terms that are substantially similar to those of our existing senior subordinated notes. The new senior subordinated exchange notes are expected to mature on March 31, 2010. We will not receive any proceeds as a result of the exchange.

Industrial Revenue Bonds

      On April 1, 1999, we, through our Bostrom subsidiary, issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (1.29% as of March 31, 2004) and can be redeemed by us at any time. The bonds are secured by a letter of credit. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly “put” provision by the holders of the bonds. In the event that any or all of the bonds are put to us under this provision, we would either refinance such bonds with additional borrowings under our revolving credit facility or use available cash on hand.

DESCRIPTION OF CAPITAL STOCK

      The following is a description of the material terms of our certificate of incorporation and bylaws as presently in effect and as anticipated to be in effect upon the completion of the offering. We also refer you to our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

      Our authorized capital stock presently consists of 20,000,000 shares of common stock, par value $0.01 per share, and 400,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2004, there were:

(1) 1,860,464 shares of our common stock issued and outstanding;

(2) 41,475 shares of our Series E Preferred Stock issued and outstanding;

(3) 124,035 shares of our Series A Preferred Stock issued and outstanding;

(4) 14,000 shares of our Series C Preferred Stock issued and outstanding;

(5) 42,000 shares of our Series D Preferred Stock issued and outstanding; and

(6) no shares of our capital stock in our treasury.

      Upon completion of the offering, there are expected to be                      shares of common stock issued and outstanding,                      shares of common stock issued and outstanding if the underwriters exercise their over-allotment option in full, and no shares of preferred stock issued and outstanding.

Preferred Stock

      We presently have four series of outstanding preferred stock. Set forth below are descriptions of each such series in order of seniority within our capital structure. Upon completion of the offering and application of the proceeds thereof as described under “Use of Proceeds,” we will have no shares of preferred stock issued and outstanding.

      Upon completion of the offering, our certificate of incorporation will authorize our board of directors, subject to limitations prescribed by law, to establish one or more series or preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase and decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Series E 25% Senior Redeemable Preferred Stock

      Our Series E Preferred Stock was issued in December 2003 in exchange for the retirement of $40.0 million of our existing senior subordinated notes, $0.5 million of accrued interest and the payment of $1.0 million in cash. Upon issuance, there were 41,475 shares of Series E Preferred Stock, representing $41.475 million in aggregate liquidation preference. The Series E Preferred Stock ranks senior to the common stock and to all other series of our preferred stock with respect to dividend rights and rights on liquidation, winding up and dissolution, and each share of Series E Preferred Stock has a liquidation preference of $1,000. As of March 31, 2004, there were $2.938 million of accrued but unpaid dividends on our Series E Preferred Stock. Dividends on the Series E Preferred Stock accumulate at the rate of 25% per annum. The Series E Preferred Stock does not have a fixed maturity date. We may optionally redeem the Series E Preferred Stock, presently at a premium equal to 18.75% of both the liquidation preference and the accrued but unpaid dividends thereon. The premium declines periodically from January 1, 2005 until January 1, 2011, at which time we may redeem the Series E Preferred Stock without premium.

      The Series E Preferred Stock will be redeemed in its entirety with a portion of the proceeds of the offering.

Series A 14.5% Senior Redeemable Preferred Stock

      Our Series A Preferred Stock was issued in March 2000 upon completion of the acquisition of our company by our current stockholders. Upon issuance, there were 70,000 shares of Series A Preferred Stock, representing $70.0 million in aggregate liquidation preference. Since that time, because dividends on the Series A Preferred Stock have been paid in additional shares rather than in cash, an additional 54,035 shares of Series A Preferred Stock have been issued representing a total of $124.8 million in aggregate liquidation preference which includes $749,345 of accrued but unpaid dividends. The Series A Preferred Stock ranks junior to the Series E Preferred Stock, on parity with the Series C Preferred Stock and senior to the common stock and to all other series of our preferred stock (including the Series D Preferred Stock described below) with respect to dividend rights and rights on liquidation, winding up and dissolution, and each share of Series A Preferred Stock has a liquidation preference of $1,000.

      The Series A Preferred Stock will be exchanged concurrently with consummation of the offering for                      shares of common stock.

Series C Preferred Stock

      Our Series C Preferred Stock was issued in December 2003 simultaneously with the issuance of the Series E Preferred Stock and Series D Preferred Stock in exchange for the transfer of shares of common stock. There are 14,000 shares of Series C Preferred Stock issued, representing a maximum $16.5 million in liquidation preference. The Series C Preferred Stock ranks junior to the Series E Preferred Stock, on parity with the Series A Preferred Stock and senior to the common stock and to all other series of our preferred stock (including the Series D Preferred Stock described below) with respect to dividend rights and rights on liquidation, winding up and dissolution, and each share of Series C Preferred Stock will have a maximum liquidation preference of $1,178.57.

      The Series C Preferred Stock will be exchanged concurrently with consummation of the offering for                      shares of common stock.

Series D Preferred Stock

      Our Series D Preferred Stock was issued in December 2003 simultaneously with the issuance of the Series E Preferred Stock and Series C Preferred Stock in exchange for the payment of $4,200. There are 42,000 shares of Series D Preferred Stock issued, representing a maximum $49.5 million in liquidation preference. The Series D Preferred Stock ranks junior to the Series E Preferred Stock, the Series A Preferred Stock and the Series C Preferred Stock and senior to the common stock with respect to dividend rights and rights on liquidation, winding up and dissolution, and each share of Series D Preferred Stock will have a maximum liquidation preference of $1,178.57.

      The Series D Preferred Stock will be exchanged concurrently with consummation of the offering in exchange for                      shares of common stock.

Common Stock

      In connection with and immediately prior to the offering for sale of                      shares of common stock made by this prospectus, we will effect a 100,000-for-one reverse split of our shares of our common stock. Immediately after the split, the exchange of shares of our preferred stock for shares of our common stock described above and the offering, we will have                      shares of common stock issued and outstanding.

      The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders and do not have cumulative voting rights in the election of directors. Holders of our common stock are entitled to receive ratably such dividends as may be from time to time declared by our board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share ratably in all of our assets available for distribution to holders of our common stock remaining after payment of liabilities and liquidation preference for any of our outstanding preferred stock.

      Certain holders of our common stock are parties to a stockholders’ agreement that provides for certain rights and restrictions with respect to transfers and voting of their shares. See “Certain Relationships and Related Party Transactions— Stockholders’ Agreement.”

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

      Our certificate of incorporation and bylaws will contain provisions that may have anti-takeover effects. Provisions of Delaware law may have similar effects.

Classified Board

      Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the bylaws. Our certificate of incorporation and the bylaws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors. Upon completion of the offering our board of directors will have nine members.

Removal of Directors, Vacancies

      Under Delaware law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation and the bylaws will provide that directors may be removed only for cause upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our bylaws provide that any vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

No Cumulative Voting

      Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not expressly provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

      Our certificate of incorporation will prohibit stockholder action by written consent. It also will provide that special meetings of our stockholders may be called only by the board of directors or the chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors

      Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

      Our certificate of incorporation and bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by Delaware law. We will also be expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Amendment Provisions

      Our certificate of incorporation will grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Delaware Anti-Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the “business combination,” or the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors prior to the date the “interested stockholder” attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or subsequent to the date a person became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

      “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

      In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Capital Stock

      Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq National Market, which would apply so long as our common stock is listed on the Nasdaq National Market, require stockholder approval of certain issuances equal to or in excess of 20% of the voting power or the number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be                     .

Listing

      We intend to list our common stock on the Nasdaq National Market under the symbol “TTII”.

Warrants and Options

      In connection with the issuance of our existing senior subordinated notes, we issued to the purchasers of those notes warrants to purchase an aggregate of 348,837 shares of our common stock at a price equal to

$0.01 per share. Immediately following the 100,000-for-one reverse split of our common stock to occur immediately prior to the offering, these warrants will be exercisable for a de minimis number of shares.

      In February 2001, we issued to the purchasers of our common stock warrants to purchase an aggregate of 100,000 shares of our common stock at a price equal to $21.50 per share. We also issued warrants to purchase an aggregate of 465,116 shares of our common stock at a price equal to $0.01 per share. Immediately following the 100,000-for-one reverse split of our common stock to occur immediately prior to the offering, these warrants will be exercisable for a de minimis number of shares.

      In September 2001, we issued to Mr. Cirar options to purchase an aggregate of 10,000 shares of our common stock at a price equal to $10.75 per share. Beginning in September 2004, these options will be exercisable for a de minimis number of shares.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Shares

      Upon the completion of the offering, we will have                      shares of our common stock outstanding. Of these shares, the                      shares of our common stock sold in the offering will be freely tradable by persons other than our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933.

      All of the remaining                      shares of our common stock outstanding upon completion of the offering are deemed “restricted” securities under Rule 144 under the Securities Act of 1933. None of these restricted securities will be eligible for sale in the public market on the date of this prospectus. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, up to an additional                      shares of our common stock will be eligible for sale in the public market pursuant to Rule 144.

      In general, under Rule 144, a stockholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of our common stock, which is approximately shares of our common stock immediately after the completion of the offering; or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

      In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding period of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

Registration Rights

      We granted all of our stockholders prior to the offering registration rights with respect to the shares of our common stock that each of them owns and will own upon the consummation of the offering. For a more complete description of the terms of the registration rights, see “Certain Relationships and Related Party Transactions— Stockholders’ Agreement— Registration Rights.”

      Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. See “Risk Factors— Risks Related to the Offering and Our Common Stock— Future sales of our common stock may depress our stock price.”

Lock-Up Agreements

      We and our executive officers and directors and substantially all of our stockholders have agreed that, with some exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, sell, offer to sell, contract to sell or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock currently or hereafter owned either of record or beneficially by us, or publicly announce an intention to do any of the foregoing, without the prior written consent of the underwriters. In addition, we and our executive officers, directors and stockholders have agreed that, without the prior written consent of Lehman Brothers Inc. and UBS Securities LLC, none of us will, from the date of this prospectus and through the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

FOR NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a “non-U.S. holder” as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, which generally is property held for investment. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

      This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal income and estate taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization or former citizen or former long-term resident of the United States, or that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment or is subject to the constructive sale rules. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes or investors in such entities.

      If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

      The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect as of the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. We advise each prospective investor to consult its own tax advisor regarding the federal, state, local and non-U.S. tax consequences applicable to such investor with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

      If we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Disposition of Common Stock” below.

      Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, if the non-U.S. holder is a corporation, a “branch profits tax” may be imposed at a 30 percent rate (or lower applicable treaty rate).

      To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or “IRS”, Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock (the “applicable period”). The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we are currently not a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

Even if we are or later become a USRPHC, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. We believe that our common stock will be “regularly traded on an established securities market.” If we are or were to become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on dividend payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, currently 28%.

      The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and subject to backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS (but will not be subject to backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and UBS Securities LLC are acting as representatives, has severally agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the number of shares of common stock shown opposite its name below:

Number of
Underwriters	shares

Lehman Brothers Inc.
UBS Securities LLC
Credit Suisse First Boston LLC

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

      The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions that we will pay. The underwriting discount is the difference between the offering price and the amount the underwriters pay to purchase the shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares. The underwriting discounts and commissions equal      % of the public offering price.

	No	Full
	exercise	exercise

Per share	$	$
Total

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          . We will pay such expenses.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of                      additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

      We and our executive officers and directors and substantially all of our stockholders have agreed under lock-up agreements, subject to specified exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of Lehman Brothers Inc. and UBS Securities LLC for a period of 180 days from the date of this prospectus.

Offering Price Determination

      Prior to the offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	the stage of our product development efforts;

•	estimates of our business potential and earnings prospects;

•	our historical performance and capital structure;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Discretionary Shares

      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Relationships

      Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking, lending and other financial advisory services for us in the ordinary course of business for which they have received or would receive customary compensation.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

      This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

      Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with the offering of the shares into Canada.

Resale Restrictions

      The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

      Each Canadian investor who purchases shares will be deemed to have represented to us, the underwriters and any dealer who sells shares to such purchaser that: (1) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada, (2) such purchaser has reviewed the terms referred to above under “—Resale Restrictions” above, (3) where required by law, such purchaser is purchasing as principal for its own account and not as agent and (4) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103— Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501— Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

      Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

      Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us on whose behalf the distribution is made shall have no right of action for damages against us. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

      The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we may rely. The enforceability of these rights may be limited as described herein under “—Enforcement of Legal Rights.”

      The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

      We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

      Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the common stock offered in this prospectus will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York. Latham & Watkins LLP, Chicago, Illinois, will act as counsel for the underwriters. An investment vehicle comprised of selected partners of Cahill Gordon & Reindel LLP owns interests representing less than one-tenth of 1% of the capital commitments of funds controlled by our sponsor, Trimaran Fund Management, L.L.C.

EXPERTS

      Our consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of SFAS 142, “Goodwill and Other Intangible Assets”), and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

      In 2002, with the requisite approval of our board of directors, we dismissed Arthur Andersen LLP as our independent public accountants. We had not had any material disagreements with Arthur Andersen LLP during the two fiscal years preceding such dismissal. Arthur Andersen LLP has not reissued its audit report with respect to our audited consolidated financial statements prepared by it. As a result, you will probably not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our consolidated financial statements that were audited by Arthur Andersen LLP. Even if you were able to assert such a claim successfully, as a result of its conviction and other lawsuits and claims, Arthur Andersen LLP may not have sufficient assets to satisfy claims made by us or by our investors that might arise under the federal securities or other laws relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements audited by Arthur Andersen LLP.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

      We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we intend to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Independent Auditor’s Report	F-2
Consolidated Balance Sheets as of March 31, 2004 (unaudited) and December 31, 2003 and 2002 (audited)	F-3
Consolidated Statements of Operations for the three months ended March 31, 2004 and 2003 (unaudited) and the years ended December 2003, 2002 and 2001 (audited)	F-4
Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2003 (unaudited) and the years ended December 2003, 2002 and 2001 (audited)	F-5
Consolidated Statements of Changes in Shareholders’ Equity and Other Comprehensive Loss	F-6
Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

Transportation Technologies Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Transportation Technologies Industries, Inc. and Subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, of cash flows and of changes in shareholders’ equity and other comprehensive loss for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Transportation Technologies Industries, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for goodwill and certain identifiable intangible assets in 2002.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

April 19, 2004

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)

	(in thousands except per share data)
Assets
Current assets:
Cash and cash equivalents	$14,085	$—	$—
Accounts receivable (net of allowance: 2002— $1,058; 2003— $767; 2004— $752 (unaudited))	35,261	50,884	71,661
Inventories— net	35,086	44,314	46,296
Deferred income tax assets	8,932	6,692	6,692
Other current assets	8,888	9,111	9,699

Total current assets	102,252	111,001	134,348
Property, plant and equipment— net	91,996	87,414	85,139
Deferred financing costs and other— net	14,317	11,002	11,502
Goodwill	199,079	199,079	199,079
Intangible assets— net	42,899	42,248	42,111

Total assets	$450,543	$450,744	$472,179

Liabilities and shareholders’ equity
Liabilities:
Accounts payable	$28,086	$40,124	$53,294
Accrued payroll and employee benefits	12,720	12,022	15,967
Other current liabilities	26,223	25,867	20,856
Current maturities of long-term debt	18,829	19,473	1,150

Total current liabilities	85,858	97,486	91,267
Senior long-term debt less current maturities	183,811	171,228	222,450
Subordinated notes	145,196	118,428	98,177
Deferred income tax liabilities	3,524	11,304	9,886
Other long-term liabilities	57,529	32,529	33,076

Total Liabilities	475,918	430,975	454,856

Shareholders’ equity:
Preferred stock— 400,000 shares authorized— all series
Senior Series E preferred stock, par $0.01— 25% cumulative; 41,475 issued and outstanding as of December 31, 2003
Series A junior preferred stock, par $0.01— 14.5% cumulative; 119,752 and 103,806 issued and outstanding as of December 31, 2003 and 2002, respectively	1	2	2
Series C and Series D junior preferred stock, both par $0.01—14,000 and 42,000 issued and outstanding as of December 31, 2003	—	—	—
Common stock, par $0.01— 20,000,000 shares authorized; 1,860,464 issued and outstanding as of December 31, 2003 and 2002	19	19	19
Paid-in capital	128,362	185,950	193,272
Accumulated deficit	(139,209)	(153,477)	(163,245)
Accumulated other comprehensive loss and other	(14,548)	(12,725)	(12,725)

Total shareholders’ equity	(25,375)	19,769	17,323

Total liabilities and shareholders’ equity	$450,543	$450,744	$472,179

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three months ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)			(unaudited)
Net sales	$391,401	$411,598	$440,009	$104,756	$134,780
Cost of sales	330,873	340,103	368,931	87,787	113,483

Gross profit	60,528	71,495	71,078	16,969	21,297
Selling, general, and administrative expense	43,701	36,673	38,896	9,839	10,692
Net gain on disposition of property, plant and equipment	—	—	(2,600)	—	—
Reduction in estimated environmental remediation liability	—	—	(6,636)	—	—
Restructuring costs	19,573	—	—	—	—

Operating (loss) income	(2,746)	34,822	41,418	7,130	10,605
Gain on sale of rail assets	(5,000)	—	(10,000)	—	—
Loss on debt extinguishment	796	—	1,803	—	6,548
Transaction related costs	1,592	—	—	—	—
Interest income	(597)	(92)	(496)	(382)	—
Interest expense	45,640	42,306	40,362	10,563	8,089

Income (loss) before income taxes	(45,177)	(7,392)	9,749	(3,051)	(4,032)
Income tax expense (benefit)	(15,151)	(1,679)	6,248	(1,153)	(1,586)

Net (loss) income before cumulative effect of accounting change	(30,026)	(5,713)	3,501	(1,898)	(2,446)
Cumulative effect of accounting change— net of income taxes	—	(3,794)	—	—	—
Net (loss) income	(30,026)	(9,507)	3,501	(1,898)	(2,446)
Preferred stock dividends	13,393	15,267	17,769	4,142	7,322

Net loss available to common shareholders	$(43,419)	$(24,774)	$(14,268)	$(6,040)	$(9,768)

Weighted average common shares outstanding— basic and diluted	2,102	2,280	2,605	2,488	2,674
Net loss per common share before cumulative effect of accounting change	$(20.66)	$(9.21)	$(5.48)	$(2.43)	$(3.65)

Cumulative effect of accounting change per common share	—	(1.66)	—	—	—

Net loss per common share— basic and diluted	$(20.66)	$(10.87)	$(5.48)	$(2.43)	$(3.65)

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three months ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)			(unaudited)
Cash flows from operating activities:
Net income (loss)	$(30,026)	$(9,507)	$3,501	$(1,898)	$(2,446)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and intangible asset amortization	25,054	15,518	15,546	4,053	3,702
Deferred financing cost and senior subordinated note discount amortization	3,185	3,541	4,114	976	751
Senior subordinated note interest paid in kind	10,211	10,979	7,894	2,834	—
Deferred income taxes	(8,452)	(837)	9,694	(901)	(1,697)
Gain on sale of rail assets	(5,000)	—	(10,000)	—	—
Reduction in estimated environmental remediation liability	—	—	(6,636)	—	—
Net (gain) loss on disposition of property, plant and equipment	—	—	(2,600)	—	—
Loss on extinguishment of senior subordinated notes	796	—	1,803	—	6,550
Cumulative change in accounting— net	—	3,794	—	—	—
Restructuring charges	19,552	—	—	—	—
Changes in assets and liabilities:
Accounts receivable	12,276	(302)	(15,623)	(11,370)	(20,777)
Inventories	5,611	(3,339)	(9,228)	(1,971)	(1,892)
Accounts payable	(7,640)	2,290	12,038	9,052	13,170
Accrued payroll and employee benefits	(1,899)	(1,221)	(698)	1,738	3,945
Other assets and liabilities	(1,372)	2,278	(1,959)	(4,227)	(5,130)

Cash provided by operating activities	22,296	23,194	7,846	(1,714)	(3,824)

Cash flows from investing activities:
Capital expenditures	(5,450)	(10,242)	(15,044)	(5,449)	(1,076)
Proceeds from the sale of property, plant and equipment	—	—	6,651	—	—
Proceeds from the sale of rail assets	15,000	—	—	—	—

Cash provided by investing activities	9,550	(10,242)	(8,393)	(5,449)	(1,076)

Cash flows from financing activities:
Net borrowing under the revolving credit facility	—	—	12,000	—	(6,500)
Proceeds from stock issuances	10,000	—	1,000	—	—
Proceeds from new revolving credit facility					215,000
Payments of term loans	(28,996)	(13,984)	(23,939)	(3,798)	—
Payment on existing revolving credit facility	—	—	—	—	(196,527)
Payments of debt financing and equity issuance costs	(923)	(1,162)	(2,599)	—	(7,073)

Cash used in financing activities	(19,919)	(15,146)	(13,538)	(3,798)	4,900

Net change in cash and cash equivalents	11,927	(2,194)	(14,085)	(10,961)	—
Cash and cash equivalents— beginning of year	4,352	16,279	14,085	14,085	—

Cash and cash equivalents— end of year	$16,279	$14,085	$—	$3,124	$—

Supplemental Information:
Cash paid for:
Interest	$32,003	$27,414	$24,229	$9,480	$9,374
Income taxes	1,249	231	838	74	339
Supplemental disclosure of non-cash financing activities:
Issuance of senior preferred stock	$—	$—	$40,475	—	—
Extinguishment of senior subordinated notes	—	—	(39,140)	—	—

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE LOSS

						Accumulated
					Other	other
	Preferred	Common	Paid-in	Accumulated	comprehensive	comprehensive
	stock	stock	capital	deficit	(loss) income	loss	Other	Total

	(in thousands)
BALANCE— January 1, 2000— as restated	$1	$14	$86,707	$(71,016)		$—	$(2,650)	$13,056
Shares released from Rabbi Trust	—	—	—	—		—	545	545
Preferred stock in-kind dividends	—	—	12,023	(12,023)		—	—	—
Preferred stock accretion	—	—	1,370	(1,370)		—	—	—
Net loss	—	—	—	(30,026)		—	—	(30,026)
Unrealized loss on cash flow hedge— net of tax of $913	—	—	—	—	(2,343)	(2,343)	—	(2,343)
Common stock issuance	—	5	9,995	—		—	—	10,000
Warrants issued to Senior subordinated note holders	—	—	3,000	—		—	—	3,000
Minimum pension liability increase— net of tax of $2,431	—	—	—	—	(3,803)	(3,803)	—	(3,803)

Total comprehensive loss					(6,146)

BALANCE— December 31, 2001	1	19	113,095	(114,435)		(6,146)	(2,105)	(9,571)
Shares released from rabbi trust	—	—	—	—		—	2,105	2,105
Preferred stock in-kind dividends	—	—	13,864	(13,864)		—	—	—
Preferred stock accretion	—	—	1,403	(1,403)		—	—	—
Net loss	—	—	—	(9,507)		—	—	(9,507)
Change in unrealized loss on cash flow hedge— net of tax of $1,179	—	—	—	—	1,814	1,814	—	1,814
Minimum pension liability increase— net of tax of $6,525	—	—	—	—	(10,216)	(10,216)	—	(10,216)

Total comprehensive loss					(8,402)

BALANCE— December 31, 2002	1	19	128,362	(139,209)		(14,548)	—	(25,375)
Preferred stock in-kind dividends	—	—	16,332	(16,332)		—	—	—
Preferred stock accretion	—	—	1,437	(1,437)		—	—	—
Net income	—	—	—	3,501		—	—	3,501
Change in unrealized loss on cash flow hedge— net of tax of $353	—	—	—	—	529	529	—	529
Minimum pension liability increase— net of tax of $795	—	—	—	—	1,294	1,294	—	1,294

Senior preferred stock issuance	1	—	39,819	—		—	—	39,820
Total comprehensive loss					1,823

BALANCE— December 31, 2003	$2	$19	$185,950	$(153,477)		$(12,725)	$—	$19,769

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

      Transportation Technologies Industries, Inc. and its subsidiaries (the “Company”), formed in October 1991, is a leading manufacturer of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for the heavy- and medium-duty truck industry. The Company’s operations comprise one operating segment conducted by wholly owned subsidiaries located in North America.

2.	Summary of Significant Accounting Policies

      Principles of Consolidation— The consolidated financial statements include the accounts of Transportation Technologies Industries, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

      Interim Financial Information— The quarterly financial statements presented herein and the related quarterly information contained within the following footnotes are unaudited. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the registrant believes that all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made, interim periods are not necessarily indicative of the results of operations for a full year.

      Reclassifications— Certain reclassifications have been made to prior year financial statements and the notes to conform with current year presentation.

      Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserve for inventory valuation, reserve for returns and allowances, valuation of goodwill and intangible assets having indefinite lives, pension benefits and depreciation and amortization.

      Cash and Cash Equivalents— The Company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents.

      Allowance for Doubtful Accounts— The Company calculates allowances for estimated losses resulting from the inability of customers to make required payments. The Company assesses the creditworthiness of its customers based on multiple sources of information and analyzes such factors as historical bad debt experience, publicly available information regarding customers and the inherent credit risk related to them, current economic trends and changes in customer payment terms or payment patterns. The Company’s calculation is then reviewed by management to assess whether, based on economic events, additional analyses are required to appropriately estimate losses.

      Inventories— Inventories are stated at the lower of cost or market, the cost being determined principally by the first-in, first-out (“FIFO”) method, with the cost of the remaining inventories determined on the last-in, first-out method (“LIFO”). Had all inventories been determined on the FIFO method, inventories would have been higher than those reported at December 31, 2003 and 2002 by $1.6 million and $1.5 million, respectively.

      Long-lived Assets— Long-lived assets, including property, plant and equipment, and certain identifiable finite intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indications of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future net cash flows of the underlying business. An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted and without interest charges) from an asset are estimated to be less than its

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

carrying value. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to the estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

      Property, Plant and Equipment— Property, plant and equipment is recorded at cost and depreciated based on the following estimated useful lives: buildings 20— 40 years; building improvements— 10 to 40 years; and machinery and equipment— 3 to 12 years. Depreciation is computed using the straight-line method. Maintenance and repairs are charged to expense as incurred, while major replacements and improvements are capitalized. For tax purposes, assets are depreciated using accelerated methods.

      Goodwill and Other Intangibles— As of January 1, 2002, upon the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and intangibles with an indefinite life are no longer amortized. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line method over 40 years, and intangibles with indefinite lives were amortized from 13 to 40 years. The Company’s finite-lived acquired intangible assets are amortized on a straight-line method and include the following: patents, 8 years; and non-compete agreements, 4 years. See Note 4 “Goodwill and Other Intangibles.”

      Deferred Financing Costs— Deferred financing costs of $20.1 million, $19.1 million and $17.6 million at December 31, 2003, 2002 and 2001, respectively, relate to the issuance and subsequent amendments to the Company’s Credit Facility, Subordinated Notes and Industrial Revenue Bond debt. Deferred financing costs are amortized using the effective interest rate method over the term of the related debt. During 2003, 2002 and 2001, the Company recorded amortization expense of $3.4 million, $2.7 million and $2.5 million as a component of interest expense.

      Income Taxes— Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and the tax basis of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

      Environmental Reserves— The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company’s ongoing operations, the Company is also party to environmental remediation liability. It is the Company’s policy to provide and accrue for the estimated cost of environmental matters, on a non-discounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers.

      Revenue Recognition— Revenue from product sales is recognized upon shipment whereupon title passes and the Company has no further obligations to the customer. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded as a percentage of sales based upon management’s best estimate of future returns and other claims considering the Company’s historical experience.

      Financial Instruments— All derivatives are recorded on the balance sheet at fair value. Changes in derivative fair values are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. The ineffective portion, if any, of a hedging derivative’s change in fair value is immediately recognized in earnings.

      Concentration of Risk— The Company’s principal business is the manufacturing and sale of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

the heavy- and medium-duty truck industry. Due to the nature of its operations, the Company is subject to significant concentration risks relating to business with four customers in 2003 and three customers in 2002. These customers accounted for 17%, 16% and 10%; 14%, 19% and 11%; and 10%, 19% and 10% of accounts receivable at December 31, 2003, 2002 and 2001, respectively. The Company also has concentrations of labor subject to collective bargaining arrangements. The percentage of the Company’s labor force covered by a collective bargaining agreement is 44% at December 31, 2003.

      Accounting Pronouncements— On April 30, 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 was effective for us on a prospective basis for contracts entered into or modified and for hedging relationships designated for fiscal periods beginning after June 30, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

      On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, even though it might previously have been classified as equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and applies to all financial instruments in the first interim period beginning after June 15, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

      On December 24, 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term “variable interest” is defined in FIN 46 as “contractual, ownership or other pecuniary interest in an entity that change with changes in the entity’s net asset value.” Variable interests are investments or other interests that will absorb a portion of an entity’s expected losses if they occur or receive portions of the entity’s expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. We do not expect the recognition provisions of FIN 46 or FIN 46R to have an impact on our business, results of operations or financial position. This statement had, and is expected to have, no effect on our consolidated financial statements.

3.	Detail of Certain Assets and Liabilities

      The following details certain assets and liabilities as of December 31, 2003 and 2002:

	2003	2002

	(in thousands)
Allowance for doubtful accounts:
Balance— beginning of year	$1,058	$1,657
Provision for doubtful accounts	442	41
Net write-offs	(733)	(640)

Balance— end of year	$767	$1,058

Reserve for excess and obsolete inventory:
Balance—beginning of year	$531	$909
Provision	100	(291)
Net write—offs	(55)	(87)

Balance-end of year:	$576	$531

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

	2003	2002

	(in thousands)
Reserve for LIFO inventory valuation:
Balance—beginning of year	$1,490	$1,693
Provision	143	(203)

Balance—end of year	$1,633	$1,490

Property, plant and equipment:
Land	$3,717	$5,040
Buildings and improvements	33,053	32,615
Machinery and equipment	145,055	131,395
Construction in progress	5,843	8,756

	187,668	177,806
Less accumulated depreciation	100,254	85,810

Property, plant and equipment— net	$87,414	$91,996

Other current liabilities:
Accrued interest	$6,921	$7,997
Accrued workers’ compensation	5,037	5,681
Current portion of post-retirement medical and pension benefit reserve	4,988	2,984
Other	8,921	9,561

Total other current liabilities	$25,867	$26,223

Other long-term liabilities:
Post-retirement medical and pension benefit reserve	$25,490	$34,358
Environmental reserves	2,850	9,514
Deferred gain on rail asset sale	—	10,000
Other	4,189	3,657

Total other long-term liabilities	$32,529	$57,529

      Inventories of the Company consist of the following (in thousands):

	March 31,	December 31,	December 31,
	2004	2003	2002

	(unaudited)
Raw materials	$13,345	$12,999	$10,754
Work-in-progress	13,034	12,740	9,651
Finished goods	19,917	18,575	14,681

	$46,296	$44,314	$35,086

4.	Goodwill and Other Intangibles

      Effective January 1, 2002, the Company adopted SFAS No. 142. This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach.

      As a result of the adoption of SFAS No. 142, the Company recorded a transitional goodwill impairment charge in 2002 of $6.2 million ($3.8 million net of tax), presented as a cumulative effect of accounting change. Upon its adoption of SFAS No. 142, the Company determined that it has five reporting units. The $6.2 million impairment recognized related to the Company’s Imperial Group reporting unit due to the decline in its operational performance since its acquisition in 1999.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

      The Company selected December 31 as its annual testing date. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. The Company estimates the fair values of the related operations using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate derived from the Company’s market capitalization plus a suitable control premium at the date of evaluation. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. As a result of the Company’s assessment as of December 31, 2003, no impairment was indicated and no impairment triggers have been identified.

      In accordance with SFAS No. 142, the effect of the standard is reflected prospectively. Supplemental disclosure as if the standard has been adopted as of December 31, 2001 is as follows:

	2001	2002	2003

	(in thousands except per share data)
Reported net loss	$(43,419)	$(24,774)	$(14,268)
Add back: Goodwill and indefinite life intangible assets amortization, net of tax	4,591	—	—
Pro forma net loss	(38,828)	(24,774)	(14,268)
Net loss per share— basic and diluted
Reported net loss	(20.66)	(10.87)	(5.48)

Add back: Goodwill amortization, net of tax	2.18	—	—

Adjusted net loss per share — basic and diluted	$(18.48)	$(10.87)	$(5.48)

      There were no changes in the carrying amounts of goodwill in the quarter ended March 31, 2004.

      Other intangible assets consist of the following:

	December 31, 2003		December 31, 2002

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

	(in thousands)
Finite-lived intangible assets:
Patents	$5,878	$3,182	$5,878	$2,846
Non-compete agreements	2,550	2,476	2,550	2,266
Pension assets	1,383	—	1,488	—

Total finite-lived intangible assets	$9,811	$5,658	$9,916	$5,112

Indefinite-lived intangible assets:
Trademarks	$22,570	—	$22,570	—
Technologies	15,525	—	15,525	—

Total indefinite-lived intangible assets	$38,095	—	$38,095	—

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

	March 31, 2004

	Gross
	Carrying	Accumulated
	Amount	Amortization

	(Unaudited)

	(In thousands)
Finite-lived tangible assets:
Patents	$5,878	$3,266
Non-compete agreements	2,550	2,529
Pension assets	1,383	—

Total finite-lived intangible assets	$9,811	$5,795

Indefinite-lived intangible assets:
Trademarks	$22,570	—
Technologies	15,525	—

Total indefinite-lived intangible assets	$38,095	—

      The Company expects amortization expense to be approximately $0.5 million for each of the next five years.

5.	Debt

      As of December 31, 2003 and 2002, total debt consisted of the following:

	2003	2002

	(in thousands)
Credit facility:
Revolving loans	$12,000	$—
Term loans	175,601	199,540
Senior subordinated notes— net of discount of $2,498 and $4,157, respectively	118,428	145,196
Industrial revenue bonds	3,100	3,100

Total debt	309,129	347,836
Less current maturities	19,473	18,829

Total long-term debt	$289,656	$329,007

      Credit Facility— As of December 31, 2003, the Company’s Credit Facility consisted of (i) a $175.6 million term loan facility comprising a $45.5 million tranche A term loan (“Tranche A”) and a $130.1 million tranche B term loan (“Tranche B”); and (ii) a $42.5 million Revolving Facility.

      Borrowings bear interest at a rate equal to, at the Company’s option, the following: Tranche A and Revolving Facility, LIBOR plus 3.75% or Prime Rate plus 2.50%, and Tranche B, LIBOR plus 4.25% or Prime Rate plus 3.00%. The Company also pays the lenders a commitment fee equal to 0.75% per annum of the undrawn portion of each lender’s commitment. The LIBOR and Prime Rate margins are subject to reductions, based upon certain changes in the leverage ratio. The Tranche A and Tranche B term loans mature on March 9, 2006 and March 9, 2007, respectively. The Revolving Facility expires on March 9, 2005. Availability under the Revolving Facility at December 31, 2003, after consideration of $12.0 million drawn and $15.9 million in outstanding letters of credit, was $14.6 million.

      Substantially all assets of the Company and its material subsidiaries, and a pledge of the stock of all subsidiaries, secure the obligations of the Company under the Credit Facility. Loans under the Term Facility are required to be prepaid with 75% of excess cash flow (as defined in the Credit Facility and subject to reductions,

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

based upon certain changes in the leverage ratio), the proceeds of certain equity issuances of the Company, and 100% of net cash proceeds of certain asset sales and debt issuances of the Company.

      The Credit Facility contains covenants placing restrictions on: (i) indebtedness, (ii) the sale of assets, (iii) mergers, acquisitions and other business combinations, (iv) minority investments and (v) the payment of cash dividends to shareholders. The Credit Facility also contains financial covenants requirements to maintain certain levels of interest and fixed charge coverage, debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) as defined by the agreement, and to limit capital expenditures. The Company was in compliance with all covenants at December 31, 2003.

      Senior Subordinated Notes— On December 19, 2003, the Company amended the terms of its subordinated notes to permit the Company to issue $41.5 million of new Senior Preferred Stock in exchange for $40.0 million of its Senior Subordinated Notes, $0.5 million of related accrued interest and $1.0 million in cash. Concurrently, certain existing shareholders of the Company, including members of management, acquired $40.0 million in face value of the Senior Subordinated Notes. These Senior Subordinated Notes were extinguished on the same date in exchange for $40.0 million of newly issued Senior Preferred Stock (see Note 7). The exchange was valued at the estimated fair value of the Senior Preferred Stock. The loss on the extinguishment of $1.8 million was determined as the difference between the fair value of the Senior Preferred Stock and the carrying value of the exchanged Subordinated Notes and related debt issuance costs.

      The Senior Subordinated Notes bear interest at 15% payable semiannually in arrears. In 2003, 2002 and 2001, 50% of such interest payments were mandatorily paid through the issuance of additional senior subordinated notes with the same terms. These amounts are included in the cash flow statement as Senior Subordinated Note Interest Paid-in-Kind. The Senior Subordinated Notes are unsecured senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness.

      The Indenture under which the notes are issued contains covenants that restrict, among other things: (i) the ability of the Company and its subsidiaries to incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) merge or consolidate with any other person, (iv) minority investments, and (v) other various covenants that are customary for transactions of this type. The remaining notes mature on June 30, 2009.

      The Senior Subordinated Notes are carried net of discounts ($6.0 million at inception) representing the value assigned to warrants to purchase the Company’s common stock that were issued to the issuers of the Senior Subordinated Notes. Such discounts are being accreted to interest expense through the maturity date of the notes.

      Debt Agreement Amendments— On December 19, 2003, the terms of the Company’s Credit Facility and Senior Subordinated Notes were amended. The amendment to the Credit Facility (i) adjusted the levels and calculations of financial covenants, (ii) increased the Revolving Facility commitment from $35 million to $42.5 million, (iii) increased the Revolving Facility letter of credit sublimit to $20 million from $18 million, and (iv) permitted the Company to issue $41.5 million of new senior preferred stock in exchange for $40.0 million of its Senior Subordinated Notes, $0.5 million of related accrued interest and $1.0 million in cash. All other terms remain substantially unchanged.

      The amendment to the Senior Subordinated Notes also provided for mandatory payment in-kind of 50% of the scheduled interest payment in 2004 and payment in-kind of 50% of any additional scheduled interest payments if specified leverage ratio levels are not achieved. All other terms remain substantially unchanged.

      Industrial Revenue Bonds— On April 1, 1999, the Company, through its wholly owned seating system subsidiary, issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (1.5% as of December 31, 2003) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by the Company. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly “put” provision by the holders of the bonds. In the event that any or all of the bonds are put to the

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

Company under this provision, the Company would either refinance such bonds with additional borrowings under the Revolving Credit Facility or use available cash on hand.

      As of December 31, 2003, long-term debt maturities were as follows:

			Industrial	Senior
	Revolving	Term	Revenue	Subordinated
Year Ended	Facility	Loans	Bonds	Notes	Total

	(in thousands)
2004	$—	$19,473	$—	$—	$19,473
2005	12,000	23,004	—	—	35,004
2006	—	101,355	—	—	101,355
2007		31,769	—	—	31,769
2008	—	—	—	—	—
Thereafter	—	—	3,100	120,926	124,026

	$12,000	$175,601	$3,100	$120,926	311,627

Less current maturities					(19,473)

Total					$292,154

      As of December 31, 2003 and 2002, the recorded balance of the Subordinated Notes includes the following components:

	2003	2002

	(in thousands)
Principal balance	$120,926	$149,353
Unamortized discount	(2,498)	(4,157)

Recorded balance	$118,428	$145,196

      On March 16, 2004, the Company entered into a new Senior Credit Facility consisting of a five-year $50.0 million first lien revolving credit facility, a five-year $115.0 million first lien term loan facility and a five-year $100.0 million second lien term loan facility. The first lien term loan facility is to be repaid on a quarterly basis with 1% of the principal amount being repaid in each of the first four years, 1% of the principal amount being repaid in each of the first three quarters of the fifth year and the remainder repaid upon maturity at the end of the fifth year. The second lien term loan facility has no amortization until maturity. Subject to certain exceptions, we will be required to make mandatory repayments of and corresponding reductions under the first lien term loan facility (and after the first lien facilities have been repaid in full, the second lien term loan facility) with the proceeds from (1) asset sales, (2) the issuance of debt securities, (3) proceeds of equity issuances, (4) insurance and condemnation awards and (5) annual excess cash flow.

      Borrowings bear interest at a rate equal to, at the Company’s option, the following: first lien revolver facility, LIBOR plus 3.00% or Prime Rate plus 2.00%, first lien term loan, LIBOR plus 3.75% or Prime Rate plus 2.75%, and second lien term loan, LIBOR plus 7.0% or Prime Rate plus 6.0%, with a LIBOR floor of 1.75%. The Company also pays the lenders a commitment fee equal to 0.50% per annum of the undrawn portion of each lender’s commitment. The new Senior Credit Facility imposes certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, and merge or consolidate. All obligations under our new Senior Credit Facility are jointly and severally guaranteed by all of our direct and indirect domestic subsidiaries.

      As a result of entering into a new Senior Credit Facility, the requirement to pay 50% of interest due on the Senior Subordinated Notes in 2004 by issuing additional Senior Subordinated Notes was eliminated.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

      The Company used $20.9 million of the proceeds from the new credit facility to repay Senior Subordinated Notes. The remaining Senior Subordinated Notes were amended to extend the maturity until June 30, 2009. The Company paid $7.0 million in financing costs and recorded a $6.5 million non-cash debt extinguishment in connection with the new Senior Credit Facility.

6.	Derivative Financial Instruments

      The Company uses derivative financial instruments to manage interest rate risk. The Company does not enter into derivative financial instruments for trading purposes. The Company uses interest rate swap agreements and interest rate caps as a part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

      When entered into, these financial instruments are designated as hedges of underlying exposures. When a high correlation between the hedging instrument and the underlying exposure being hedged exists, fluctuations in the value of the instruments are offset by changes in the value of the underlying exposures. As the critical terms of the swaps are designed to match those of the underlying hedged debt, the change in fair value of the swaps is offset by changes in fair value recorded on the hedged debt and no hedge ineffectiveness was recorded in connection with the Company’s derivative instruments.

      The estimated fair values of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedging transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure from our use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates. There were no derivative instruments outstanding at December 31, 2003.

7.	Shareholders’ Equity

      Common and Preferred Stock— The Company authorized 20,000,000 shares of Common Stock (voting) and 1,000,000 shares of Preferred Stock.

      On December 19, 2003, the Company issued $41.5 million of Series E Senior Preferred Stock (Senior Preferred Stock) in exchange for $40.0 million of Senior Subordinated Notes, $1.0 million in cash and the settlement of $0.5 of accrued interest due on the Senior Subordinated Notes retired. The Company paid $1.7 in fees related to the issuance of the Preferred Stock that were recorded as an offset to Additional Paid-in Capital.

      The Series E Senior Preferred Stock (“Senior Preferred Stock”) ranks, as to dividends and liquidation, ahead of the Company’s Series A, Series C and Series D Preferred Stock and the Common Stock, and is entitled to a liquidation preference of $1,000 per share. The Senior Preferred Stock is entitled to cumulative annual dividends, in the form of additional Senior Preferred Stock, that are payable semiannually in arrears at the rate of 25.0% per annum. The Senior Preferred Stock is redeemable by the Company at any time. The holders of the Senior Preferred Stock are entitled to a declining early redemption fee if the stock is redeemed prior to December 31, 2010. At December 31, 2003, the Preferred Stock had a liquidation value of $41.8 million.

      The Series A Junior Preferred Stock, which ranks in parity with the Series C Preferred Stock and senior to the Series D Preferred Stock, is entitled to cumulative annual dividends that are payable quarterly in arrears at the rate of 14.5% per annum in the form of additional Series A Junior Preferred Stock until the March 15, 2005 payment, at which time the dividends become payable in cash and, if not paid in cash, they would be payable in additional Series A Junior Preferred Stock but at the rate of 16.5%, and after three consecutive quarters of non-payment in cash entitle the holders of the Series A Junior Preferred Stock to members on the Board of Directors equal to the lesser of two members or 20% of the Board. The Company has the option to redeem the Series A Preferred Stock at any time. If redeemed prior to March 9, 2010, the holders of the Series A Preferred

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

Stock are also entitled to a declining redemption fee. At December 31, 2003, the Series A Preferred Stock, which is entitled to a liquidation preference of $1,000 per share, had a liquidation value of $120.8 million.

      The Series C and D Preferred Stock is not entitled to dividends and is redeemable only in the event of certain significant equity sale or debt refinancing transactions. At December 31, 2003, the Series C and D Stock had no liquidation value.

      Rabbi Trust— In 2000, the Company established a Rabbi Trust to hold shares due to certain members of management. In 2002, the then-remaining shares were released and the liability was satisfied in full.

      Warrants and Options— As of December 31, 2003, certain of the Company’s common and preferred shareholders hold warrants to purchase 813,953 shares of Common Stock at $0.01 per share and 100,000 share of Common Stock at $21.50 per share. Warrants to purchase 186,046 shares of Common Stock at $0.01 per share were issued to certain junior preferred shareholders during 2003 as a result of the Company’s failure to achieve a pre-established reduction in total debt to EBITDA.

      As of December 31, 2003, a key member of management holds options to purchase 10,000 shares of the Common Stock at a strike price of $10.75 per share.

      Accumulated Other Comprehensive Loss— Accumulated other comprehensive loss comprises the following as of December 31, 2003 and 2002:

	2003	2002

	(in thousands)
Minimum pension liability	$(12,725)	$(14,019)
Derivative liability	—	(529)

Accumulated other comprehensive loss	$(12,725)	$(14,548)

8.	Earnings Per Share

      Basic earnings/(loss) per share are calculated as net income divided by the weighted-average number of common shares outstanding during the year and those common stock equivalents that are issuable for minimal cash consideration. Diluted earnings/(loss) per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Common stock equivalents for 630,145, 444,099 and 165,029 shares with exercise prices ranging from $10.75 to $21.50 per share were outstanding at December 31, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted EPS. Common stock equivalents have been excluded from the calculation of diluted weighted average shares outstanding as they would be antidilutive.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

      The following table presents information necessary to calculate basic and diluted earnings per share and common equivalent shares as of December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(in thousands, except
	per share amounts)
Net income (loss)(1)	$3,501	$(9,507)	$(30,026)
Preferred stock dividends	(17,769)	(15,267)	(13,393)
Net loss available to common shareholders	$(14,268)	$(24,774)	$(43,419)
Average common shares and common stock equivalent outstanding	2,605	2,280	2,102
Loss per share— basic	$(5.48)	$(11.87)	$(20.66)
Dilutive stock equivalents	—	—	—
Average common and common equivalent shares outstanding	2,605	2,280	2,102
Loss per share— diluted	$(5.48)	$(10.87)	$(20.66)

(1)	Net income (loss) is the same for purposes of calculated basic and diluted EPS.

      The following table presents information necessary to calculate basic and diluted earnings per share and common equivalent shares as of March 31, 2004 and 2003:

	2003	2004

	(unaudited)
	(in thousands, except
	per share amounts)
Net loss(1)	$(1,898)	$(2,446)
Preferred stock dividends	4,142	7,322

Net loss available to common shareholders	$(6,040)	$(9,768)

Average common shares and common stock equivalent outstanding	2,488	2,674
Loss per share— basic	$(2.43)	$(3.65)

Dilutive stock equivalents	—	—
Average common and common equivalent shares outstanding	2,488	2,674

Loss per share— diluted	$(2.43)	$(3.65)

(1)	Net loss is the same for purposes of calculated basic and diluted EPS.

9.	Employee Benefit Plans

      Pension Benefits— Certain of the Company’s subsidiaries have qualified defined benefit plans covering a majority of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans’ assets are held by independent trustees and consist primarily of equity and fixed income securities.

      Certain of the pension obligations of the Company’s former freight car operations were retained by the Company. Benefits under such plans were frozen as of the sale date.

      Post-retirement Benefits— The Company provides health care benefits and life insurance for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

      The Company does not offer any other significant post-retirement benefits. The following table sets forth the plans’ funded status.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

      For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 decreasing gradually to an ultimate rate of 5% by the year 2008 and remains at that level thereafter.

	2003		2002

	Pension	Post-retirement	Pension	Post-retirement

	(in thousands)
Change in benefit obligation:
Benefit obligations— beginning of year	$57,472	$29,804	$48,334	$17,828
Service cost	521	499	461	316
Interest cost	3,609	2,162	3,717	1,496
Plan amendment	37	—	—	—
Plan curtailment	—	—	—	—
Actuarial loss	1,312	6,528	8,667	11,952
Benefits paid	(3,553)	(2,277)	(3,704)	(1,788)

Benefit obligations— end of year	$59,398	$36,716	$57,475	$29,804

Change in plan assets:
Fair value of plan assets— beginning of year	$36,047	$—	$39,914	$—
Actual return on plan assets	7,036		(3,616)
Employer contribution	6,491	2,277	3,453	1,788
Benefits paid	(3,553)	(2,277)	(3,704)	(1,788)

Fair value of plan assets— end of year	$46,021	$—	$36,047	$—

Benefit obligations in excess of plan assets	$(13,376)	$(36,716)	$(21,425)	$(29,805)
Unrecognized net loss	20,876	24,484	22,965	19,247
Unrecognized prior service cost	1,383	(4,870)	1,488	(5,359)

Net amount recognized	$8,883	$(17,102)	$3,028	$(15,917)

Recognized in balance sheet:
Accrued benefit obligation	$(13,376)	$(17,102)	$(21,425)	$(15,917)
Intangible asset	1,383		1,488
Accumulated other comprehensive loss	20,876		22,965

Net amount recognized	$8,883	$(17,102)	$3,028	$(15,917)

Weighted-average assumptions:
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected return on plan assets	9.00%		9.00%
Rate of compensation increase	N/A		N/A

Service cost	$521	$499	$461	$316
Interest cost	3,609	2,162	3,714	1,496
Expected return on plan assets	(4,202)		(3,992)
Amortization of unrecognized net loss	568	1,277	278	640
Prior service cost	141	(490)	139	(490)

Net periodic benefit cost	$637	$3,448	$600	$1,962

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

	March 31,		March 31,
	2004		2003

	Pension	Post-retirement	Pension	Post-retirement

	(unaudited)
	(in thousands)
Service cost	$156	$162	$130	$116
Interest cost	898	559	902	504
Expected return on plan assets	(1,083)	—	(1,051)	—
Amortization of unrecognized net loss	235	350	142	298
Prior service cost	36	(123)	35	(114)

Net periodic benefit cost	$242	$948	$158	$804

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	December 31, 2003

	1-Percentage-Point	1-Percentage-Point
	Increase	Decrease

	(in thousands)
Effect on total of service and interest cost	$391	$(352)
Effect on post-retirement benefit obligation	3,938	(3,544)

      Plan Assets— The Company’s pension plan weighted average asset allocations at December 31, 2003 and 2002, by asset category, are as follows:

	2003	2002

Equity Securities	57%	61%
Debt Securities	43%	33%
Other	—	6%
Total	100%	100%

      The Company expects to contribute $4.8 million to its pension plans and to pay $2.3 million in post-retirement benefits in 2004.

      Defined Contribution Plans— Certain of the Company’s subsidiaries also maintain qualified, defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans were $2.5 million each for the years ended December 31, 2003 and 2002 and $2.0 million for the year ended December 31, 2001.

10.	Income Taxes

      The provision for income taxes includes current and deferred components as follows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(in thousands)
Current tax provision (benefit):
Federal	$(4,138)	$(559)	$(5,866)
State	692	(283)	(515)

Total current tax provision (benefit)	(3,446)	(842)	(6,381)
Deferred tax provision (benefit)	9,694	(837)	(8,452)

Income tax provision (benefit)	$6,248	$(1,679)	$(14,833)

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

      The income tax provision (benefit) differs from the amounts computed by applying the federal statutory rate as follows:

	2003	2002	2001

Income taxes at federal statutory rate	35.0%	(35.0)%	(35.0)%
State income taxes— net of federal benefit	(2.4)	(5.6)	(0.8)
Gain on senior subordinated debt exchange	34.2	—	—
Other permanent items	1.1	—	—
Write-off of tax benefit from rabbi trust shares	—	14.0	—
Nondeductible amortization expense	—	—	3.9
Other— net	(3.8)	3.9	(1.5)

Effective income tax rate	64.1%	(22.7)%	(33.4)%

      Components of deferred tax benefits (obligations) consist of the following:

	2003	2002

	(in thousands)
Tax credit carryforwards	$13,938	$17,072
Post-retirement medical and pension benefit reserves	10,374	14,424
Restructuring reserve	2,381	2,222
Environmental reserve	1,226	3,901
Vacation reserve	1,810	1,645
Accrued workers’ compensation reserve	1,975	2,216
Other	3,900	4,835

Total Benefits	$35,604	$46,315

Property, plant and equipment	$(15,773)	$(14,619)
Trademarks and technologies	(15,702)	(16,038)
Inventories	(2,328)	(2,953)
Other	(2,913)	(3,702)

Total Obligations	$(36,716)	$(37,312)

Net deferred tax benefits (obligations)	$(1,112)	$9,003
Less valuation allowance	(3,500)	(3,200)

Total deferred taxes	$(4,612)	$5,803

      In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related liability or asset for financial reporting purposes. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, is classified according to the expected reversal date of the temporary difference as of the end of the year. Tax credit carryforwards, which exist at December 31, 2003, consist of certain federal and state tax net operating loss and credit carryforwards.

      As of December 31, 2003, the Company has net operating loss carryforwards of $26.3 million available to offset future taxable income, resulting in a deferred tax asset of $9.3 million. Additionally, the Company has approximately $47.2 million of available state NOLs available to offset future taxable income, resulting in a deferred tax benefit of $4.6 million. However, due to the uncertainty of the Company’s ability to utilize the state NOLs in the future, a valuation reserve $3.5 million has been booked against this deferred tax asset.

      IRC Section 382 imposes a limitation on the future utilization of NOLs if a greater than 50% ownership change in the Company occurs. If such a change were to occur in the future, an annual limitation would be

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

imposed on the utilization of the NOLs based on the value of the Company at the date of the ownership change times the long-term tax-exempt rate at the time of the change.

11.	Product Warranties

      The Company provides product warranties in conjunction with certain product sales. Generally, sales are accompanied by a 1- to 5-year standard warranty. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

      Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. The following table summarizes product warranty activity recorded during 2003 and 2002.

		December 31
	March 31
	2004	2003	2002

	(unaudited)

	(in thousands)
Balance— beginning of year	$843	$917	$851
Provision for new warranties	317	1,131	1,296
Payments	(174)	(1,205)	(1,230)

Balance— end of year	$986	$843	$917

12.	Environmental Matters

      The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company’s subsidiaries’ ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and analogous state laws, the Company’s subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. The Company’s subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes.

      Such matters include certain situations in which the Company has been named or is believed to be a Potentially Responsible Party (“PRP”) in the contamination of the sites. Additionally, environmental remediation may be required at certain of the facilities at which soil and groundwater contamination has been identified.

      The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at each of the above-mentioned sites. As a result of a private party settlement of litigation with a prior owner of the Company’s wheel end subsidiary, the Company will not be responsible (through a contractual undertaking by the former owner) for certain liabilities and costs resulting from the wheel end subsidiary’s waste disposal prior to September 1987 at certain of such sites. The Company has been notified, however, by certain other contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company is litigating indemnification claims and there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition that would not in any event be covered by indemnification by prior owners.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

      As of December 31, 2003, the Company has approximately a $3.0 million environmental reserve. The reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. As a result of ongoing monitoring activities and progress with environmental regulatory bodies, the Company commissioned detailed studies of its environmental exposures during 2003. Based on the results of these studies, the Company decreased its estimated environmental remediation liabilities by $6.6 million. The reserve balance was $9.8 million at December 31, 2002.

      The Company currently anticipates spending approximately $0.1 million per year in 2004 through 2008 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. Based on all of the information presently available to it, the Company believes that its environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.

13.	Commitments and Contingencies

      The Company leases certain real property and equipment under long-term leases expiring at various dates through 2015. The leases generally contain specific renewal or purchase options at the then fair market value. Future minimum lease payments at December 31, 2003 are as follows:

Operating
Leases

(in thousands)
2004	$4,201
2005	3,672
2006	2,677
2007	2,101
2008	1,391
Thereafter	10,752

Total minimum lease payments	$24,794

      While the Company is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments. Total rental expense for the year was $5.5 million.

      On October 30, 2003, the Company sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million and a mandatory prepayment of senior credit facility term loans of $5.3 million.

      The Company is involved in certain threatened and pending legal proceedings including workers’ compensation claims arising out of the conduct of its businesses. In the opinion of management, the ultimate outcome of such legal proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

14.	Operating Segment and Concentration of Sales

      The Company consists of five operating units that manufacture and sell a diversified product mix to the heavy- and medium-duty truck industry within North America. These operating units are aggregated into a single reporting segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. The product mix consists of wheel-end components, body and chassis

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

components, seating assemblies, steerable drive axles, gear boxes and castings. The Company believes this segmentation is appropriate based upon management’s operating decisions and performance assessment.

      Major Customers— The Company’s net sales in the aggregate to its four largest customers during 2003, 2002 and 2001 were 58.8%, 58.2% and 54.0% of total net sales in these periods, respectively. One customer accounted for 22.5%, 23.3% and 18.1% of total net sales in 2003, 2002 and 2001, respectively.

Product Information— Net Sales

      Net sales for the Company’s key products and brands were as follows for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001

	(in thousands)
Wheel-end components and assemblies	$198,627	$172,948	$164,399
Truck body and chassis parts	88,607	87,438	66,459
Industrial components and farm implements	79,003	73,627	75,217
Seating assemblies	43,877	43,649	42,205
Other truck components	29,895	33,936	43,121

Total	$440,009	$411,598	$391,401

      Net sales for the Company’s key products and brands were as follows for the quarters ended March 31, 2004 and 2003, respectively:

	2004	2003

	(unaudited)
	(in thousands)
Wheel-end components and assemblies	$60,626	$47,561
Truck body and chassis parts	26,359	19,848
Industrial components and farm implements	24,274	20,486
Seating assemblies	13,709	9,525
Other truck components	9,812	7,336

Total	$134,780	$104,756

15.	Fair Value of Financial Instruments

      The Company’s financial instruments consist primarily of cash in banks, receivables, accounts payable, debt and interest rate swaps.

      The carrying amounts for cash and cash equivalents, receivables and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of senior debt approximates $323.6 million. There is no ready market for the Company’s Senior Subordinated Notes. The Company believes the fair market value of such notes approximates the face value.

      The fair values of interest-rate swap agreements are the estimated amounts that the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the market expectation for future interest rates. The Company has entered into interest-rate swap agreements in order to manage its exposure to interest rate risk. These interest rate swaps were designated as cash flow hedges of the Company’s variable rate debt. During 2003, 2002, and 2001 no ineffectiveness was recognized in the statement of operations on these hedges. As of December 31, 2003, there were no outstanding cash flow hedges.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

16.	Restructuring Charges and Transaction Related Costs

      During 2001, the Company recorded $19.6 million of restructuring charges, which included $18.9 million of non-cash fixed asset impairment charges and $0.7 million of employee separation expense. The costs related primarily to the closure of the Company’s Erie, Pennsylvania iron casting and machining operation to reduce the overall fixed costs of production.

      Also during 2001, the Company recorded $1.6 million for underwriting fees associated with the issuance of $10 million in common stock. In 2001, the Company recorded a loss on debt extinguishment of $0.8 million for the non-cash write-off of deferred financing costs related to the prepayment of $25.0 million of its credit facility term loans.

17.	Gain on Sale of Rail Assets

      In 2001, the Company sold its minority equity interest in its former rail car operations (“Rail Assets”) to certain of its common shareholders for $15.0 million. As a part of the sale of the Rail Assets, the purchasers obtained the unconditional right to sell up to two-thirds of such assets back to the Company through December 31, 2003, in exchange for up to 465,116 shares of common stock at $21.50 per share and up to 465,116 warrants to purchase common stock at $0.01 per share (the “Put Rights”). As a result of the contingent nature of the Rail Asset sale, the Company had deferred recognition of two-thirds of the related gain until the Put Rights expired in December 2003, resulting in recognition of the remaining $10 million gain during the year ended December 31, 2003.

18.	Restatement of Prior Period

      Subsequent to the issuance of the Company’s 2001 financial statements, the Company’s management determined that the estimated liability for workers’ compensation claims did not include the full development of incurred claims or adequate amounts for incurred but not reported claims. As a result, the December 31, 2000 accumulated deficit amount has been increased by $1.4 million (net of tax of $913) for inclusion of an estimated liability for both full development of incurred claims and incurred but not reported claims.

19.	Quarterly Results of Operations (Unaudited)

      Unaudited quarterly financial data is as follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In millions, except per share data)
2003
Net sales	$104,756	$112,550	$111,002	$111,701
Gross profit	16,969	18,997	18,027	17,085
Net Income available to common shareholders	(6,040)	(4,789)	(5,636)	2,197
Diluted earnings (loss) per share	$(2.43)	$(1.86)	$(2.14)	$0.82
2002
Net sales	$99,389	$110,252	$109,698	$92,259
Gross profit	17,661	21,495	19,421	13,383
Net Income available to common shareholders	(8,189)	(3,060)	(3,840)	(9,685)
Diluted earnings (loss) per share	$(3.71)	$(1.39)	$(1.67)	$(4.04)
2001
Net sales	$109,894	$101,717	$92,603	$87,187
Gross profit	14,403	12,978	16,153	17,324
Net Income available to common shareholders	(6,707)	(20,298)	(6,832)	(9,582)
Diluted earnings (loss) per share	$(3.78)	$(9.19)	$(3.09)	$(4.34)

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—  (Continued)

20.	Related Party Transactions

      The Company is a party to a monitoring agreement with Transportation Investment Partners, L.L.C., Caravelle Advisors Investment Fund, L.L.C., Albion Alliance Mezzanine Fund, L.P. and Albion Alliance Mezzanine Fund II, L.P. (the “Monitors”), under which the Monitors have agreed to provide the Company with ongoing monitoring services in exchange for an annual aggregate monitoring fee of up to $1.25 million (the “original monitoring fee”). The Company has also agreed to pay the Monitors annual aggregate director and observer fees of up to $0.3 million in consideration for the Monitors (and certain of their affiliates) providing their nominee and/or observers to our board of directors and have further agreed to pay Trimaran Fund Management, L.L.C. and Albion Alliance, LLC an additional aggregate annual monitoring fee of $0.3 million (the “additional monitoring fee”). As of December 31, 2003, there were $0.3 million of accrued but unpaid fees owed under the monitoring agreement. As of March 31, 2004, there were $0.2 million of accrued but unpaid fees owed under the monitoring agreement.

      The fees under the monitoring agreement are permitted to be paid only to the extent permitted under the Company’s senior credit facilities and any other financing agreement the Company has entered into. Notwithstanding the foregoing, the monitoring and director fees described above will accrue and be earned on a daily basis and will be payable (including all missed payments) on the first date that such a payment is permitted under the senior credit facilities or applicable financing agreement. The monitoring agreement provides that, upon an initial public offering of the Company’s common stock, the monitoring agreement will terminate provided that the Company pays to the Monitors a $3.5 million cash termination fee.

      Through TMB Industries (“TMB”), members of management, including the executive officers, hold ownership interests in, and in certain instances are directors of, privately held companies. These privately held companies pay management fees to TMB, portions of which are distributed to certain executive officers. The Company provides certain administrative services and corporate facilities to TMB and such companies and is reimbursed for the related costs. These costs are recorded as offsets to selling, general and administrative expense. The Company received reimbursements totaling approximately $0.3 million for 2003.

21.	Loan to Named Executive Officer

      On June 10, 1999, pursuant a restated promissory note, the Company lent one of its executive officers $100,000 to be used towards the purchase of his residence. Interest of $6,000 relating to this loan has been forgiven each year and is recognized as additional compensation expense.

                                Shares

Common Stock

PROSPECTUS
                        , 2004

LEHMAN BROTHERS
UBS INVESTMENT BANK
CREDIT SUISSE FIRST BOSTON

(WORLD MAP/BACKGROUND ARTWORK)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table shows the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, the registrant will pay all of these amounts. All amounts are estimated.

Securities and Exchange Commission Registration Fee		$19,005.00
National Association of Securities Dealers, Inc. Filing Fee		15,500.00
Nasdaq National Market Listing Fees		100,000.00
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Agent Fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and further that a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action describing in this paragraph, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

      Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision to eliminate or limit the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (i) breaches his duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the unlawful payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the Delaware

General Corporation Law or (iv) obtains an improper personal benefit. The registrant’s Certificate of Incorporation includes a provision which eliminates directors’ personal liability to the fullest extent permitted under the Delaware General Corporation Law.

      The Registrant’s Restated Bylaws (the “Bylaws”) provide that Registrant shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Registrant, or is or was serving at the request of Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, and such person acted in good faith (as defined therein) and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had the reasonable cause to believe his or her conduct was unlawful; and that the Registrant may, by action of its board of directors or stockholders, provide indemnification to employees and agents of the Registrant with the same scope and effect as indemnification of directors and officers.

      Section 145 of the Delaware General Corporation Law further provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

      The Bylaws provide that Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer of the Registrant or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liability.

      The Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

      We expect that the form of Underwriting Agreement to be filed as an exhibit hereto will provide for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the underwriters and for the indemnification of the underwriters by the Registrant, in each case against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities.

      Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933.

      On December 19, 2003, we issued 14,000 shares of our Series C Preferred Stock to 17 accredited investors for no offering price pursuant to an exemption from registration under Section 4(2). Also on December 19, 2003, we issued 42,000 shares of our Series D Preferred Stock to five accredited investors for no offering price pursuant to an exemption from registration under Section 4(2). In a third transaction on December 19, 2003, we issued 41,475 shares of our Series E Senior Redeemable Preferred Stock to TTI Securities Acquisition, LLC, Transportation Investment Partners L.L.C., Albion/TTI Securities Acquisition, LLC and other purchasers in exchange for the retirement of $40.0 million of our existing senior subordinated notes, $0.5 million of accrued interest and the payment of $1.0 million in cash. $41,475,000 pursuant to an exemption from registration under Section 4(2).

      On                     , 2004, we consummated the exchange of our existing senior subordinated notes for $100,000,000 aggregate principal amount of new senior subordinated exchange notes due 2010 having an interest rate of      %.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

      See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

      None.

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on May 4, 2004.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

By:	/s/ THOMAS M. BEGEL

Name: Thomas M. Begel

Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

      We, the undersigned directors and officers of Transportation Technologies Industries, Inc., do hereby constitute and appoint Mark D. Dalton, Kenneth M. Tallering and Andrew M. Weller, and each and any of them, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our names and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable Transportation Technologies Industries, Inc. to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement or any registration statement for this offering of securities that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto, and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on May 4, 2004 by the following persons in the capacities indicated.

Signature	Title

/s/ THOMAS M. BEGEL Thomas M. Begel	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ DONALD C. MUELLER Donald C. Mueller	Vice President, Treasurer and Chief Financial Officer (Principal Accounting Officer)

/s/ ANDREW M. WELLER Andrew M. Weller	Director

/s/ JAMES D. CIRAR James D. Cirar	Director

/s/ JAY R. BLOOM Jay R. Bloom	Director

Signature	Title

/s/ MARK D. DALTON Mark D. Dalton	Director

/s/ STEVEN A. FLYER Steven A. Flyer	Director

/s/ JAY R. LEVINE Jay R. Levine	Director

/s/ CAMILLO M. SANTOMERO Camillo M. Santomero III	Director

/s/ STEVEN SHULMAN Steven Shulman	Director

EXHIBIT INDEX

1.1*	—	Underwriting Agreement dated as of , 2004 by and among Lehman Brothers Inc., UBS Securities LLC and Transportation Technologies Industries, Inc.
2.1*	—	Agreement and Plan of Merger between Transportation Technologies Industries, Inc. and Transportation Acquisition I Corp., dated as of January 28, 2000.
3.1*	—	Restated Certificate of Incorporation of Transportation Technologies Industries, Inc.
3.2*	—	Bylaws of Transportation Technologies Industries, Inc.
4.1*	—	Stockholders’ Agreement dated as of March 9, 2000 by and among Caravelle Investment Fund. L.L.C., CIBC WMC Inc., Albion Alliance Mezzanine Fund, L.P., Albion Alliance Mezzanine Fund II, L.P., Transportation Technologies Industries, Inc. and the surviving corporation in the Merger and the persons listed on Exhibit A attached thereto.
4.2*	—	Amendment No. 1 to Stockholders’ Agreement dated as of February 28, 2001 by and among Caravelle Investment Fund. L.L.C., CIBC WMC Inc., Albion Alliance Mezzanine Fund, L.P., Albion Alliance Mezzanine Fund II, L.P., Transportation Technologies Industries, Inc. and the surviving corporation in the Merger and the persons listed on Exhibit A attached thereto.
4.3*	—	Amendment No. 2 to Stockholders’ Agreement dated as of December 19, 2003 by and among Caravelle Investment Fund. L.L.C., CIBC WMC Inc., Albion Alliance Mezzanine Fund, L.P., Albion Alliance Mezzanine Fund II, L.P., Transportation Technologies Industries, Inc. and the surviving corporation in the Merger and the persons listed on Exhibit A attached thereto.
4.4*	—	Purchase Agreement dated as of March 9, 2000 among Transportation Technologies Industries, Inc., as Issuer, the Guarantors named therein, Transportation Acquisition I Corp., CIBC Inc. and First Union Investors, Inc. relating to $125,000,000 Aggregate Principal Amount of Senior Subordinated Increasing Rate Notes and related Warrants.
4.5*	—	Limited and Conditional Waiver and Consent and Agreement dated as of February 28, 2001 between Transportation Technologies Industries, Inc., CIBC Inc., Wachovia Capital Investments, Inc., CIBC World Markets Corp. and Wachovia Capital Markets, LLC.
4.6*	—	Amendment No. 1 to the Limited and Conditional Waiver and Consent and Agreement dated as of December 23, 2002 between Transportation Technologies Industries, Inc., CIBC Inc. and Wachovia Capital Investments, Inc.
4.7*	—	Master Amendment dated as of December 19, 2003 between Transportation Technologies Industries, Inc., CIBC Inc. and Wachovia Capital Investments, Inc.
4.8*	—	First Lien Credit Agreement dated as of March 16, 2004 between Transportation Technologies Industries, Inc., as Borrower, the Lenders party thereto from time to time, as Lenders, and Lehman Brothers Inc., as Joint Bookrunner and Joint Lead Arranger, Lehman Commercial Paper Inc., as Co-Syndication Agent, Wachovia Capital Markets, LLC, as Co-Syndication Agent, Joint Bookrunner and Joint Lead Arranger, and Credit Suisse First Boston, as Administrative Agent, Collateral Agent, Joint Bookrunner and Joint Lead Arranger.
4.9*	—	Second Lien Credit Agreement dated as of March 16, 2004 between Transportation Technologies Industries, Inc., as Borrower, the Lenders party thereto from time to time, as Lenders, and Lehman Brothers Inc., as Joint Bookrunner and Joint Lead Arranger, Lehman Commercial Paper Inc., as Co-Syndication Agent, Wachovia Capital Markets, LLC, as Co-Syndication Agent, Joint Bookrunner and Joint Lead Arranger, and Credit Suisse First Boston, as Administrative Agent, Collateral Agent, Joint Bookrunner and Joint Lead Arranger.
4.10*	—	Lease Agreement dated as of March 1, 1999 by and between the Industrial Development Board of the City of Piedmont and Bostrom Seating, Inc.
4.11*	—	Bond Guaranty Agreement dated as of March 1, 1999 by Bostrom Seating, Inc. in favor of NBD Bank as Trustee.
4.12*	—	Remarketing Agent Agreement dated as of March 1, 1999 among Bostrom Seating, Inc., as User, the Industrial Development Board of the City of Piedmont as Issuer, and Merchant Capital, L.L.C. as Remarketing Agent.

4.13*	—	Warrant Agreement, dated as of March 9, 2000 by and between Transportation Acquisition I Corp. and First Union National Bank.
4.14*	—	Warrant Agreement, dated as of February 28, 2001, by and between Transportation Technologies Industries, Inc., Transportation Investment Partners L.L.C., Caravelle Investment Fund, L.L.C. and the parties listed on Schedule A thereto.
4.15*	—	Contingent Warrant Agreement, dated as of February 28, 2001, by and between Transportation Technologies Industries, Inc., Transportation Investment Partners L.L.C., Caravelle Investment Fund, L.L.C. and the parties listed on Schedule A thereto.
5.1*	—	Opinion of Cahill Gordon & Reindel LLP
10.1*	—	Form of Employment Agreement
10.2*	—	2004 Long Term Incentive and Share Award Plan
10.3*	—	Form of Supplemental Life Insurance Agreement
11.1*	—	Statement re Computation of Per Share Earnings
12.1*	—	Statement re Computation of Ratios
15.1*	—	Letter re Unaudited Interim Financial Information
21.1*	—	Subsidiaries of the Registrant
23.1	—	Consent of Deloitte & Touche LLP
23.2*	—	Consent of Cahill Gordon & Reindel LLP
24.1*	—	Power of Attorney

*	To be filed by amendment.